06032995

RECD S.E.C.
APR 1 9 2006


TELCYTA
TLK286 for Injection

Focusing

BEST AVAILABLE COPY

PROCESSED
APR 2 5 2006
THOMSON
FINANCIAL

Product Pipeline

TELCYTA™

Indication	Clinical Trials	Phase 1	Phase 2	Phase 3
Ovarian Cancer	ASSIST-1			Enrollment Complete
	ASSIST-3 (Carboplatin + TELCYTA)			
	ASSIST-5 (Doxil® + TELCYTA)			
Non-Small Cell Lung Cancer	ASSIST-2			Enrollment Complete
	ASSIST-4 (Planned)			
	Cisplatin + TELCYTA (1st Line)		Complete	
Colorectal Cancer			Complete	
Breast Cancer			Complete	

TELINTRA™ IV

Indication	Phase 1	Phase 2	Phase 3
Myelodysplastic Syndrome		Complete	

TELINTRA Tablets

Indication	Phase 1	Phase 2	Phase 3
Myelodysplastic Syndrome			

TRAP™ Technology-Based Small Molecule Research Programs

Target		Research	Preclinical
Cancer	GST Inhibitor		
	Raf Kinase Inhibitor		
	Aurora Kinase Inhibitor		
	DNA Methyltransferase Inhibitor		
	PARG Inhibitor		
	IGF-1 Receptor Inhibitor		
Inflammatory Disease	MCP-1 Antagonist		

To Our Stockholders



During 2005, we made significant progress toward our goal of successfully developing and commercializing novel small molecule drugs for the treatment of cancer within the following framework:

- Conducting robust and sophisticated clinical development programs designed to support a successful New Drug Application (NDA) filing with the FDA for our lead drug candidate, TELCYTA;
- Initiating new clinical trials intended to maximize TELCYTA's commercial potential;
- Advancing our late stage pipeline including TELINTRA;
- Investing in our earlier stage pipeline to ensure a steady flow of potential new drug candidates through the application of our TRAP discovery technology;
- Retaining ownership of our lead drug candidates;
- Executing the necessary initial tasks to support Telik's commercialization of novel cancer therapies.

The TELCYTA clinical development program is initially focused on ovarian and non-small cell lung cancer. We have completed multiple positive Phase 2 trials of TELCYTA in ovarian cancer and non-small cell lung cancer, demonstrating the clinical activity of TELCYTA alone and in combination with standard regimens. In all, more than 650 patients have been treated with TELCYTA in Phase 1 and 2 trials in ovarian cancer, non-small cell lung cancer, breast cancer and colorectal cancer, and we have ongoing three randomized Phase 3 registration trials for TELCYTA.

Ovarian cancer causes more deaths than any other gynecologic cancer; however, no new drugs have been approved for the treatment of ovarian cancer in the past ten years. Our TELCYTA Phase 3 development program is intended to address this important need. The ASSIST-1 (**AS**sessment of **S**urvival **I**n **S**olid **T**umors) trial is evaluating TELCYTA in third-line platinum refractory or resistant ovarian cancer. The FDA has granted Fast Track designation to this trial, reflecting the critical need for new agents to treat platinum refractory or resistant ovarian cancer.

ASSIST-3 is a Phase 3 trial studying the combination of TELCYTA and carboplatin in second-line platinum refractory or resistant ovarian cancer. We also are initiating a new Phase 3 trial, ASSIST-5, to evaluate the combination of TELCYTA and Doxil in second-line platinum refractory or resistant ovarian cancer. Interim results from Phase 2 trials with these combinations showed robust, durable objective responses with good tolerability.

The ASSIST-3 and ASSIST-5 trials are intended to advance the use of TELCYTA to the second-line treatment of ovarian cancer. We are also evaluating the potential for a trial of TELCYTA in combination with platinum-based therapy in first-line ovarian cancer patients in collaboration with ovarian cancer clinical trial cooperative groups.

Lung cancer is the leading cause of cancer deaths, with an anticipated 174,470 new cases and 167,050 deaths in the U.S. in 2006, according to the American Cancer Society.

Our ASSIST-2 trial is evaluating TELCYTA for the treatment of non-small cell lung cancer patients who have failed two different regimens. ASSIST-2 also has FDA Fast Track designation, reflecting the need for new treatments for advanced, platinum-resistant non-small cell lung cancer.

The largest patient population in non-small cell lung cancer includes those patients receiving their initial chemotherapy. Despite our best current treatment regimens, the prognosis for these patients remains very poor. TELCYTA's unique mechanism of action and tolerability, lack of significant overlapping toxicities with the standard first-line cancer drugs comprising these regimens, and the positive interim results from multiple Phase 2 trials using TELCYTA in combination regimens, all support the potential for the addition of TELCYTA to the standard first-line therapy for non-small cell lung cancer.

In 2005, we reported the first results from patients treated with TELCYTA as part of their initial chemotherapy treatment, rather than in the salvage setting reserved for initial testing of experimental cancer drugs. TELCYTA was added to the standard first-line non-small cell lung cancer treatment of carboplatin and paclitaxel, and positive interim results from this triplet regimen were reported at the 11th World Conference on Lung Cancer. We also reported positive data from a recently completed second Phase 2 study in the first-line lung cancer patient population using TELCYTA in combination with cisplatin, an alternative regimen. We expanded the "triplet" regimen to include more than 110 patients at multiple sites as we continue to evaluate the potential for TELCYTA's use in combination with standard therapy across the full range of relevant cancer types and in earlier stages of treatment.

Our late-stage development pipeline is also important to Telik's value proposition, and we are advancing our second drug candidate, TELINTRA, in clinical development. TELINTRA is being developed initially for the treatment of myelodysplastic syndrome (MDS), a type of leukemia. We presented positive Phase 2 results at the 48th annual meeting of the American Society of Hematology demonstrating that TELINTRA treatment is associated with improvement in all three types of blood cells in patients with all types of MDS, including those in the intermediate and high risk groups. TELINTRA treatment also led to a reduction or elimination of the requirement for blood transfusions. In early 2006, we initiated clinical development of a new, oral formulation of TELINTRA in MDS patients. If successful, this formulation may support evaluation of TELINTRA in additional types of blood disorders characterized by low levels of blood cells.

As we prepare to commercialize our oncology pipeline, we announced the appointment of Michael K. Inouye as senior vice president, commercial operations, to lead these efforts. Mr. Inouye was previously associated with Merck & Co., Inc. and most recently was senior vice president, commercial operations (worldwide) at Gilead Sciences, Inc., where he led the successful commercial introduction of Gilead's first products.

Our proprietary TRAP small molecule drug discovery technology continues to generate promising new drug candidates for our pipeline. Over the past year, we enhanced TRAP through the introduction of new techniques that employ advanced, computationally derived rather than experimentally determined molecular fingerprints. The new computational TRAP database now includes fingerprints for more than one million compounds. We are applying TRAP to a range of validated cancer targets with successful preclinical results.

I would like to thank all of Telik's stakeholders, including stockholders, investigators, cancer patients and Telik employees, whose efforts make the development of potential new cancer drugs like TELCYTA and TELINTRA possible. We are focused on accomplishing the tasks before us and prepared to meet future challenges.

Sincerely,

Michael M. Wick, M.D., Ph.D.
President, Chief Executive Officer and Chairman

Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition period from ___________ to ___________.

Commission file number: 0-31265

TELIK, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**93-0987903**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3165 Porter Drive, Palo Alto, CA 94304
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (650) 845-7700

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.). YES ☐ NO ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $839,617,350 as of June 30, 2005, based upon the closing sale price on the Nasdaq National Market reported for such date. The determination of affiliate status for the purposes of this calculation is not necessarily a conclusive determination for other purposes. The calculation excludes approximately 303,984 shares held by directors, officers and stockholders whose ownership exceeded five percent of the Registrant's outstanding Common Stock as of June 30, 2005. Exclusion of these shares should not be construed to indicate that such person controls, is controlled by or is under common control with the Registrant.

There were 52,251,623 shares of Registrant's Common Stock issued and outstanding as of February 28, 2006.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III incorporate information by reference from the definitive proxy statement to be filed by April 30, 2006 with the Securities and Exchange Commission pursuant to Regulation 14A for the Registrant's Annual Meeting of Stockholders.

TELIK, INC.
2005 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	2
Item 1A.	Risk Factors	14
Item 1B.	Unresolved Staff Comments	24
Item 2.	Properties	24
Item 3.	Legal Proceedings	24
Item 4.	Submission of Matters to a Vote of Security Holders	24
PART II		
Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities	25
Item 6.	Selected Financial Data	26
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	27
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	36
Item 8.	Financial Statements and Supplementary Data	36
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	37
Item 9A.	Controls and Procedures	37
Item 9B	Other Information	39
PART III		
Item 10.	Directors and Executive Officers of the Registrant	40
Item 11.	Executive Compensation	40
Item 12.	Security Ownership of Certain Beneficial Owners and Management	40
Item 13.	Certain Relationships and Related Transactions	41
Item 14.	Principal Accountant Fees and Services	41
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	42
SIGNATURES		45
FINANCIAL STATEMENTS		
	Report of Independent Registered Public Accounting Firm	F-1
	Balance Sheets	F-2
	Statements of Operations	F-3
	Statements of Stockholders' Equity	F-4
	Statements of Cash Flows	F-5
	Notes to Financial Statements	F-6

Disclosure Regarding Forward-Looking Statements

This annual report on Form 10-K, including the documents that we incorporate by reference, contains statements indicating expectations about future performance and other forward-looking statements that involve risks and uncertainties. We usually use words such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "future," "intend," "potential," or "continue" or the negative of these terms or similar expressions to identify forward-looking statements. These statements appear throughout the Form 10-K and are statements regarding our current intent, belief, or expectation, primarily with respect to our operations and related industry developments. Examples of these statements include, but are not limited to, statements regarding the following: the implications of positive interim or final results of our Phase 2 clinical and Phase 3 registration trials, the progress and timing of our research programs, including clinical testing, our anticipated timing for filing additional IND, or Investigational New Drug, applications with the Food and Drug Administration for the initiation or completion of Phase 1, Phase 2 or Phase 3 testing for any of our product candidates, the extent to which our issued and pending patents may protect our products and technology, our ability to identify new product candidates using TRAP technology (our proprietary Target-Related Affinity Profiling technology, which is discussed below), the potential of such product candidates to lead to the development of safer or more effective therapies, our ability to develop the technology derived from our collaborations and to enter into additional TRAP collaborations, our future operating expenses, our future losses, our future expenditures for research and development, the sufficiency of our cash resources and our use of proceeds from our follow-on public offering which was completed in February 2005. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described in the section of Item 7 entitled "Risk Factors," and elsewhere in this annual report. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

"TELIK," the Telik logo, TRAP, TELCYTA and TELINTRA are trademarks of Telik, Inc. All other brand names or trademarks appearing in this annual report are the property of their respective holders.

PART I

Item 1. Business.

Overview

Telik, Inc. was incorporated in Delaware in 1988 and is a biopharmaceutical company working to discover, develop and commercialize innovative small molecule drugs to treat diseases. Our most advanced drug development candidate is TELCYTA (TLK286), a tumor-activated small molecule. We have three on-going Phase 3 registration clinical trials for TELCYTA. The first Phase 3 clinical trial (ASSIST-1) is for the treatment of advanced ovarian cancer. The second Phase 3 clinical trial (ASSIST-2) is for the treatment of advanced non-small cell lung cancer. The third Phase 3 clinical trial (ASSIST-3) evaluates TELCYTA in combination with carboplatin for the treatment of platinum resistant or refractory ovarian cancer. We have also conducted two Phase 2 clinical trials of TELCYTA for the treatment of Stage IIIb or IV non-small cell lung cancer for patients who have not previously received chemotherapy. One ongoing clinical trial is in combination with carboplatin and paclitaxel, and a completed trial has evaluated TELCYTA in combination with cisplatin. TELINTRA (TLK199), our second product candidate, has completed a Phase 2 clinical trial in myelodysplastic syndrome, or MDS. We discovered our product candidates using our proprietary drug discovery technology, TRAP, which we believe enables the rapid and efficient discovery of small molecule product candidates. To date, we have not obtained regulatory approval for the commercial sale of any products, and we have not received any revenue from the commercial sale of products.

TELCYTA, our lead product candidate, is a small molecule cancer drug product candidate designed to be activated in cancer cells. The product candidate binds to glutathione S-transferase P1-1, or GST P1-1, a protein that is elevated in many human cancers, such as ovarian, non-small cell lung, colorectal, breast and other types of cancer. GST P1-1 levels are often further elevated following treatment with many standard chemotherapy drugs, and this elevation is associated with the development of resistance to these drugs. When TELCYTA binds to GST P1-1 inside a cancer cell, a chemical reaction occurs, releasing fragments of TELCYTA that cause programmed cancer cell death, or apoptosis.

TELCYTA has shown clinical antitumor activity alone and in combination with standard chemotherapeutic agents in multiple Phase 2 clinical trials in refractory or resistant ovarian, non-small cell lung, breast and colorectal cancer.

We have completed patient enrollment in ASSIST-1 (440 patients) and ASSIST-2 (520 patients) and continue to enroll patients in ASSIST-3 (244 patients). These are randomized Phase 3 trials comparing TELCYTA to an active control drug. We have received a Special Protocol Assessment review by the U.S. Food and Drug Administration ("FDA") and a Fast Track designation for ASSIST-1 and ASSIST-2. We have retained worldwide commercialization rights for TELCYTA.

TELINTRA, our second cancer drug product candidate, is a small molecule bone marrow stimulant that activates signaling pathways that lead to the growth and differentiation of blood cells. We are initially developing TELINTRA for the treatment of MDS, a blood disorder associated with low blood cell levels and that can lead to the development of acute leukemia. MDS may result in neutropenia (low white blood cell levels), anemia (low red blood cell levels), or thrombocytopenia (low platelet levels). Neutropenia and anemia are also toxic side effects of cancer chemotherapy. Positive results from a Phase 2 study of TELINTRA in MDS patients were presented at the annual meeting of the American Society of Hematology in 2005, demonstrating clinically significant improvement in all of the major MDS subtypes and in all blood cell lineages. We are planning to initiate a new Phase 2 study in MDS using a tablet formulation of TELINTRA. We have retained worldwide commercialization rights for TELINTRA.

Our next product candidate may be selected from our on-going discovery research programs and our collaborations with leading cancer centers. These include compounds intended to target GST, aurora kinase and other enzymes that we believe are critical to the growth of cancer cells and intended for the treatment of cancer, as well as MCP-1 inhibitors that have potential for the treatment of cancer and inflammatory diseases.

We discovered all of our product candidates using our proprietary technology, Target-Related Affinity Profiling, or TRAP, which we believe enables the rapid and efficient discovery of small molecule product candidates. TRAP exploits a fundamental property of all drugs, which is their selective interaction with proteins. By developing a profile of how small molecule chemicals interact with a reference panel of proteins, we believe we can identify compounds that are active against disease-related protein targets faster than with alternative technologies.

Our Strategy

Our goal is to become a biopharmaceutical company focused on discovering, developing and commercializing innovative small molecule drugs to treat cancer and inflammatory diseases. Key elements of our strategy are to:

- **Develop small molecule drugs for major disease areas.** We intend to develop small molecule drugs to address unmet needs in the areas of cancer and inflammatory diseases. The number of patients with these diseases has been increasing due primarily to the aging population. This has led to a growing demand for new drugs that offer competitive advantages over existing products, such as improved effectiveness and reduced side effects. The advantages of small molecule drugs over therapeutic proteins include the ease of manufacturing and administration, the potential for oral dosing and applicability to a wider range of disease targets, including disease targets inside the cell.

- **Retain commercial rights to our product candidates.** We plan to develop and commercialize our cancer product candidates in North America. Because the drug development process for new cancer drugs is relatively short and well defined, the cost and time required to bring new drugs to market is typically significantly less than required for other therapeutic categories. We believe that the hospital-based cancer market in the United States is readily accessible to a focused sales and marketing presence due to the concentrated market of prescribing physicians coupled with the substantial unmet therapeutic needs. For diseases or markets that require larger and longer clinical trials or a broader sales and marketing presence, we may conduct clinical development activities at least through initial proof of efficacy in humans or seek to share the risks and costs of development by partnering those programs before completion of clinical trials. To successfully partner such programs, we may be required to grant commercialization rights to our collaborators.

- **Select targets strategically.** We believe that we can apply our TRAP drug discovery technology to virtually any protein target. We regularly review the progress of scientific and clinical research in important disease areas to identify targets with commercial potential. By careful selection of targets, we intend to develop product candidates with a clear path to regulatory approval and the potential to show early evidence of clinical efficacy. This strategy should allow us to reduce the risk inherent in drug discovery and accelerate the commercialization of our product candidates.

- **Use TRAP to sustain a pipeline of product candidates.** We believe our proprietary TRAP drug discovery platform allows us to rapidly and efficiently identify small molecules active against potential disease targets. We have used and plan to continue to use this platform to provide a pipeline of future product development candidates generated internally or through collaborations. For example, through a collaboration with the University of Arizona Cancer Center, we are applying TRAP to identify novel compounds active against a wide range of potential cancer targets. We have entered into corporate collaborations, such as with Hoffmann-La Roche Inc., to assist our partners in identifying product candidates for promising therapeutic targets. We plan to secure additional partners for the use of TRAP technology.

Product Candidate Pipeline

We have concentrated our efforts in cancer and inflammatory diseases. We periodically evaluate and prioritize our research programs. The following table summarizes key information about our current product candidate pipeline:

Product candidate	Clinical indication	Development status	Commercialization rights
Clinical			
TELCYTA **Tumor-activated cancer product candidate**	Ovarian cancer Non-small cell lung cancer Ovarian cancer, 2nd line (carboplatin combination vs. Doxil) Non-small cell lung cancer (1st line, with cisplatin) Non-small cell lung cancer (1st line, with carboplatin and paclitaxel) Ovarian cancer Non-small cell lung cancer Colorectal cancer Breast cancer Ovarian cancer (Doxil combination) Ovarian cancer (carboplatin combination) Non-small cell lung cancer (Taxotere combination)	Phase 3 (ASSIST-1)—on-going Phase 3 (ASSIST-2)—on-going Phase 3 (ASSIST-3)—on-going Phase 2—completed Phase 2—on-going Phase 2—completed Phase 2—completed Phase 2—completed Phase 2—completed Phase 2—completed Phase 2—completed Phase 2—completed	Worldwide
TELINTRA **Bone marrow stimulant**	MDS Intravenous formulation MDS Tablet formulation	Phase 2—completed Phase 1/2—ongoing	Worldwide
Preclinical			
GST Program	Cancer	Small molecule inhibitors discovered	Worldwide
Raf kinase inhibitor	Cancer	Small molecule inhibitors discovered	Worldwide
Aurora kinase inhibitor	Cancer	Small molecule inhibitors discovered	Worldwide
DNA methyl transferase inhibitor	Cancer	Small molecule inhibitors discovered	Worldwide
AKT kinase inhibitor	Cancer	Small molecule inhibitors discovered	Worldwide
MCP-1 antagonist	Rheumatoid arthritis, asthma, atherosclerosis, multiple sclerosis, inflammatory bowel disease, cancer	Preclinical and safety assessment on-going	North and South America and jointly in Europe

Product Development Programs

Cancer

Our two most advanced product candidates, TELCYTA and TELINTRA, are being developed to treat cancers for which there is significant demand for new therapies. Cancer is the second leading cause of death in the United States according to the American Cancer Society's 2005 Cancer Facts and Figures. The five-year survival rates for patients with cancers that have spread from its original site are poor. These poor survival rates reflect the limitations of current treatments and the development of resistance to available treatments. In addition, current treatments are often associated with severe toxic side effects.

TELCYTA—Tumor-activated cancer product candidate

TELCYTA is a small molecule drug product candidate that we are developing for the treatment of cancer. TELCYTA binds to glutathione S-transferase, or GST, a protein known to play an important role in the development of resistance to commonly used chemotherapeutic drugs. GST P1-1 is a type of GST that is elevated in many cancers and is often further elevated following treatment with standard chemotherapeutic drugs. When TELCYTA binds to GST P1-1, it releases a fragment with a proven mechanism of killing cancer cells as well as other reactive agents. In contrast to the usual situation in which GST is involved in the destruction of chemotherapeutic drugs, GST activates TELCYTA when TELCYTA reaches its cellular target. In this way, TELCYTA kills cancer cells by inducing cell death through a process called apoptosis.

TELCYTA has been evaluated in multiple clinical trials. Results from these clinical trials indicate that TELCYTA is generally well-tolerated, with mostly mild to moderate side effects, particularly when compared to the side effects and toxicities of standard chemotherapeutic drugs. This tolerability profile may be an important clinical advantage for TELCYTA. Since combination drug regimens are commonly used in cancer treatment, the tolerability profile of TELCYTA and its lack of overlapping toxicities with standard chemotherapeutic drugs suggest TELCYTA may be well suited for inclusion in combination chemotherapy regimens.

We have three on-going Phase 3 registration trials with TELCYTA. The first Phase 3 clinical trial (ASSIST-1) is for the treatment of advanced ovarian cancer. The second Phase 3 clinical trial (ASSIST-2) is for the treatment of advanced non-small cell lung cancer. The third Phase 3 clinical trial (ASSIST-3) evaluates TELCYTA in combination with carboplatin versus Doxil as second-line therapy in platinum resistant or refractory ovarian cancer.

In 2004, we initiated two Phase 2 clinical trials of TELCYTA for the treatment of Stage IIIb or IV non-small cell lung cancer for patients who have not previously received chemotherapy. One clinical trial was in combination with cisplatin, and the other clinical trial was in combination with carboplatin and paclitaxel. Platinum and taxane-based drug combinations are the current standard for the front-line chemotherapy of lung and ovarian cancer.

In April 2005, we reported new preclinical data showing that TELCYTA was not cross-resistant with carboplatin in carboplatin resistant human ovarian cancer cells and that the combination of TELCYTA and carboplatin showed synergistic inhibition in both platinum resistant as well as platinum sensitive ovarian cancer cells. These results support the ongoing Phase 3 ASSIST-3 registration trial, in which the combination of TELCYTA and carboplatin is being evaluated in platinum refractory or resistant ovarian cancer. In addition, TELCYTA is synergistic with both platinum and taxane drugs in human ovarian and non small cell lung cancer cells. These data provide support for the two ongoing Phase 2 TELCYTA trials in the first line treatment of locally advanced or metastatic non-small cell lung cancer.

In May 2005, we reported initial positive interim results from both trials at the annual meeting of the American Society of Clinical Oncology. In July 2005, we reported additional positive interim results at the Eleventh World Conference on Lung Cancer. For the trial evaluating the triplet combination of TELCYTA with carboplatin and paclitaxel, the results showed a 58% objective response rate and a 92% disease stabilization rate (by the internationally recognized Response Evaluation Criteria in Solid Tumors, or RECIST), in 26 evaluable patients. We have expanded the enrollment in this trial for additional patients and sites. In the trial evaluating the combination of TELCYTA and cisplatin, the results showed a 32% objective response rate and 88% disease stabilization rate by RECIST in the 25 patients evaluable for efficacy, and the regimen was generally well tolerated. We have completed enrollment in this trial.

TELINTRA—Bone marrow stimulant

TELINTRA is a small molecule product candidate that we believe has the potential to increase blood cell counts in cancer patients. In addition to killing cancer cells, chemotherapeutic drugs also kill rapidly dividing normal cells. These include normal cells found in bone marrow that eventually become white blood cells, red blood cells and platelets. For example, lowered levels of a type of white blood cells, called neutrophils, cause a condition called neutropenia. Neutropenia is a common side effect of chemotherapy and renders the already weakened cancer patient susceptible to life-threatening infections. Low blood cell levels are also found in a number of pre-leukemic conditions, such as MDS, that may require treatment.

Our Phase 2 clinical trial in patients with MDS, a pre-leukemic condition, is completed and has not identified a dose limiting toxicity. MDS is a disease characterized by defects in the blood-producing cells of the bone marrow, in which abnormal or low blood cell levels occur. We announced positive results at the American Society of Hematology annual meeting in December 2005. In this study, clinically significant improvement was observed across all major MDS subtypes and in all blood cell lineages. TELINTRA was well-tolerated in this predominantly elderly patient population.

In October 2005, we received permission to proceed, under an Investigational New Drug, or IND, application filed with the FDA, with the clinical study of a tablet formulation of TELINTRA. The initial clinical trial will be conducted in patients with MDS and is in addition to the clinical trial using the intravenous formulation of TELINTRA.

TELINTRA is expected to offer the advantages of a small molecule drug over a therapeutic protein, including ease of manufacturing and the potential for oral administration. The tablet formulation of TELINTRA may allow us to offer a product that is an attractive alternative to the current market for drugs that stimulate the production of white or red blood cells. We have retained worldwide commercial rights to TELINTRA.

Research Discovery Programs

In addition to generating our current clinical product portfolio, TRAP has allowed us to build our research pipeline with product candidates against targets in cancer and inflammatory diseases. We have chosen to pursue those protein targets that have engendered a high level of interest in the drug discovery community, address important unmet clinical needs and whose modulation are expected to have a beneficial effect in treating a given disease. We are continually evaluating and prioritizing our early stage programs. We retain worldwide commercialization rights for all of our preclinical candidates except MCP-1, for which we retain rights in North and South America while sharing rights in Europe.

GST program

As part of our on-going program in GST, from which we have identified both of our lead compounds, TELCYTA and TELINTRA, we have prepared and tested compounds that have improved activity in standard preclinical anticancer models. We believe that these novel compounds leverage our GST P1-1 technology platform.

Raf kinase inhibitor

Mutations of the Ras protein are found in many types of tumors and can lead to abnormal activation of the Raf kinase pathway, resulting in an increase in cancer cell proliferation. Inhibition of Raf kinase activity can lead to the inhibition of tumor growth. We have identified small molecule inhibitors of the Raf kinase pathway.

Aurora kinase inhibitor

Aurora kinases are enzymes expressed in human cells that are found to be elevated in many solid tumors, in particular pancreatic cancer. Inhibition of aurora kinase activity can lead to the inhibition of tumor growth. In collaboration with the Arizona Cancer Center, we have identified small molecule inhibitors of aurora kinase activity.

DNA methyltransferase inhibitor

DNA methyltransferase is required to maintain genetic stability within cells. Changes in DNA methyltransferase activity can lead to malignancy by causing modifications to DNA. Inhibition of DNA methyltransferase has been shown to inhibit tumor growth in mouse models of cancer. In collaboration with the Arizona Cancer Center, we have identified small molecule inhibitors of DNA methyltransferase.

AKT kinase

As part of our TRAP collaboration with Vanderbilt-Ingram Cancer Center, we have identified a series of small molecule inhibitors of AKT kinase, an enzyme believed to be important in the growth of cancer cells.

MCP-1 antagonists for cancer and inflammatory diseases

Inflammation is an important response of the body to injury and infection. If inflammation becomes excessive or prolonged, it can lead to pathological conditions, including asthma, inflammatory bowel disease, multiple sclerosis, psoriasis, rheumatoid arthritis and septic shock. An early step in the inflammatory response is the attraction of white blood cells, or leukocytes, from the circulatory system to damaged or infected tissue by messenger molecules called chemokines.

Our research has identified inhibitors selected for an important chemokine mediator of the inflammatory response: MCP-1. These inhibitors block the interaction of MCP-1 with its protein receptor and are active in animal models of inflammatory disease.

We have exclusive commercialization rights in North America and South America. We share commercialization rights with our collaborator, Sanwa, in Europe.

TRAP Technology

Our Target-Related Affinity Profiling, or TRAP, drug discovery technology is designed to rapidly and efficiently identify small molecule product candidates that act on disease related protein targets. TRAP technology offers solutions to the two major challenges facing drug discovery: the explosive growth in the number of new protein targets generated by the advances in genomics and the intrinsic limitations of the Ultra High Throughput Screening, or UHTS, approach. TRAP offers several competitive advantages over UHTS, because it is able to accommodate thousands, rather than hundreds, of targets, is cost-effective to screen unproven targets for the purpose of validation and avoids the use of highly simplified assays.

We have discovered that there are a limited number of ways that proteins interact with small molecules and that these interactions can be simulated using a carefully selected panel of diverse proteins. TRAP takes advantage of this discovery to profile the interactions of small molecules with proteins using a panel of less than 20 proteins selected for their distinct patterns of interacting with small molecules. We believe that our panel of proteins simulates, either individually or in combination, most of the significant interactions between a small molecule and a protein. Furthermore, TRAP measures the diversity of compounds in a way that cannot be explained on the basis of chemical structure alone. Compounds that are structurally similar can have very different affinities for proteins and other biological properties, and, conversely, compounds that are structurally diverse may have similar affinities for proteins and other biological properties.

By comparing the relative strengths of the interaction of a small molecule with each panel protein, a protein affinity profile, or fingerprint, is produced for the small molecule. One type of assay we use, called a binding assay, measures the interaction of a panel protein with a specially designed binding partner, or ligand, in the presence of a small molecule. If the small molecule has an affinity for the same site on the panel protein as the ligand, the amount of ligand that binds will be reduced. This decrease in the amount of the ligand that binds to each panel protein comprises the small molecule's fingerprint.

Using these fingerprints, we select a small subset of compounds, which we call the training set, that is sufficiently diverse in its protein recognition characteristics to represent our entire collection, or library, of small molecules. We screen this training set against the target of interest and use the resulting data to predict the type of small molecule-protein interactions present in the target. A model of small molecule interactions with the target is generated by mathematically combining the individual interactions of TRAP panel proteins, where the panel proteins to be included in the model are determined by the affinities of the initial subset of compounds for the target. We can then select from the library those compounds that prefer these types of interactions for assay. We have developed a set of computational tools, in the form of chemoinformatics algorithms, which are used to scan the library for patterns of protein affinity, since these patterns appear to correlate best with biological activity. The majority of active compounds in our library that are pharmaceutically active against a given target can be identified after screening as few as 200 compounds.

We have used TRAP to assemble our library of small molecules, which is enriched by compounds that interact with proteins in a selective fashion and contains multiple compounds that can undergo each mode of protein interaction. We believe that this process creates a small molecule library with a greater likelihood of containing a compound that interacts with any specified protein, thus having a higher probability of generating product candidates than a conventionally or randomly assembled library. As a consequence, TRAP identifies those small molecules with a higher probability of being product candidates from within the universe of possible compounds, allowing their assembly into a manageable product discovery library. All of the known products that we have examined lie within the bounds of the library defined by TRAP.

The ability of TRAP to identify active compounds after screening only a few hundred samples overcomes many of the limitations of UHTS. TRAP does not require assays capable of screening millions of compounds, thereby decreasing the time and resources necessary for assay development. TRAP permits the selection of a given target of interest from a much wider universe of targets by reducing the need to acquire targets and assay technologies and allows more physiologically relevant assay systems to be used. In addition, TRAP eliminates the need for large compound collections and sophisticated and expensive automation to support them, further lowering the financial barrier to screening and permitting its application to emerging biopharmaceutical companies. Finally, the overall efficiency and economy of TRAP allow multiple targets to be pursued simultaneously and permit the screening of higher risk, but potentially more valuable, targets.

We will continue to increase our collection of small molecules, as well as to refine the panel of proteins used to create fingerprints. In addition, we will explore the expansion of our chemoinformatics algorithms and the application of the technology to delineate other properties of small molecules, such as their behavior in the body, their toxicological profiles and absorption, distribution, metabolism and excretion characteristics.

Collaborative Relationships

We expect to enter into collaborative arrangements with third parties for clinical trials, development, manufacturing, regulatory approvals or commercialization of some of our product candidates, particularly outside North America, or in disease areas requiring larger and longer clinical trials.

We have established a number of joint discovery programs with other pharmaceutical, biotechnology and genomics companies. These collaborations exploit our TRAP technology platform and have the potential to identify new product development and commercialization opportunities either independently or pursuant to expanded collaborations. In addition, these collaborations have provided funding for our internal research and development programs.

These collaborations include the following:

Sanwa

In 1996, we entered into a screening services agreement with Sanwa Kagaku Kenkyusho Co., Ltd., a Japanese pharmaceutical company, to employ our proprietary TRAP technology to identify compounds that are active against biological targets. In September 1997 and October 1998, this agreement was amended to increase the number of targets, extend the term of the agreement and include the optimization of lead compounds for a period of two years. The agreement was further amended in March 2002 to clarify certain procedures for optimization of lead compounds, establish dates by which we would file at least one patent in three different categories of compounds, and permit Sanwa to submit targets obtained from third parties to the screening program. We concluded the optimization of a lead compound identified through the use of our TRAP technology in May 2003. Under the agreement, Sanwa has exclusive rights in Japan, Korea, Taiwan and China to commercialize the active compounds and inventions relating to compounds discovered in the collaborations. We have equivalent exclusive rights in North and South America. Elsewhere in the world, we will share with Sanwa all revenues arising from the active compounds and related inventions. The term of the agreement will expire on December 20, 2006. Either party may terminate the agreement at any time with notice upon material breach of obligations by the other party.

The University of Arizona

In January 2001, we entered into a research and license agreement with the Arizona Cancer Center at the University of Arizona to use our TRAP technology for the identification of small molecule compounds active against cancer related drug targets. The Arizona Cancer Center has successfully conducted biologic assays to screen TRAP-generated compounds for pharmacologic activity and we have selected four new compounds for further development. We have exclusive worldwide rights to develop and commercialize compounds that we selected and will use the Arizona Cancer Center as a preferred clinical site for our oncology drug development programs arising from this collaboration. In July 2002, we exercised our option to obtain exclusive worldwide rights to intellectual property, including small molecule product candidates, for four cancer targets. The license agreement will continue until the expiration of the patents covering such compounds.

Vanderbilt-Ingram Cancer Center

In December 2002, we entered into a research and license agreement with the Vanderbilt-Ingram Center at Vanderbilt University to use our TRAP technology for the identification of small molecule compounds active against cancer related targets. We will have the right to select compounds arising from the collaboration for further development. The research term of the agreement will terminate in March 2006 and, if no compounds are selected for further development by May 2006, the agreement will expire.

Hoffmann-La Roche

In March 2003, we entered into a screening and license agreement with Hoffmann-La Roche, Inc. or Roche, to utilize our TRAP technology to identify product candidates active against a pharmaceutical target selected by Roche. We are entitled to receive certain payments upon acceptance of drug compounds by Roche.

Mount Sinai School of Medicine

In February 2005, we entered into a research and license agreement with the Mount Sinai School of Medicine to use our TRAP technology for the identification of small molecule compounds active against cancer related targets. We will have the right to select compounds arising from the collaboration for further development. The research term of the agreement will terminate in May 2007 and, if no compounds are selected for further development by July 2007, the agreement will expire.

Patents and Proprietary Information

Patents and other proprietary rights are very important to our business. If we have enforceable patents of sufficient scope, it can be more difficult for our competitors to use our technology to create competitive products or to obtain patents that prevent us from using technology we create. As part of our business strategy, our policy is to actively file patent applications in the United States and internationally to cover new chemical compounds, pharmaceutical compositions, methods of preparation of the compounds and compositions and therapeutic uses of the compounds and compositions, methods related to our TRAP technology, and improvements in each of these. We also rely on trade secret information, technical know-how, innovation and agreements with third parties to continuously expand and protect our competitive position.

We have a number of patents and patent applications related to our compounds and other technology, but we cannot be certain that issued patents will be enforceable or provide adequate protection or that the pending patent applications will issue as patents. The following table shows the actual or estimated expiration dates in the United States and internationally for the primary patents and for patents that may issue from pending applications that cover our TRAP technology and the compounds in our product candidates.

	US patent expirations	Foreign patent expirations
TRAP	2014	2015*
Product candidates		
TELCYTA	2013	2014*
TELINTRA	2014	2014*

* Includes pending applications

We may obtain patents for our compounds many years before we obtain marketing approval for them. We can generally apply for patent term extensions once the marketing approvals are obtained.

We also rely on trade secret information, technical know-how, innovation and agreements with third parties to continuously expand and protect our proprietary position. We require our employees and consultants to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement. We do not disclose our trade secrets (including significant aspects of our TRAP technology) outside Telik except where disclosure is essential to our business, and we require those individuals, companies and institutions doing business with us, including TRAP collaborators, to execute agreements to protect our trade secrets.

Competition

Competition in the pharmaceutical and biotechnology industries is intense. The drugs that we are developing will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. Many pharmaceutical or biotechnology companies have products on the market and are actively engaged in the research and development of products that are competitive with our potential products. Many of these companies and institutions, either alone or together with their collaborative partners, have substantially greater financial, manufacturing, sales, distribution and technical resources and more experience in research and development, clinical trials and regulatory matters, than we do. In addition, our competitors may succeed in developing technologies and drugs that are more effective, better tolerated or less costly than any which are being developed by us or which would render our technology or potential drugs obsolete or noncompetitive.

Regulatory Considerations

The manufacturing and marketing of our potential products and our on-going research and development activities are subject to extensive regulation by numerous governmental authorities in the United States and other countries. In the United States, pharmaceutical products are subject to rigorous review by the FDA under the Federal Food, Drug and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations. Non-compliance with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, refusal of the government to approve marketing applications or allow us to enter into supply contracts and criminal prosecution. The FDA also has the authority to revoke previously granted marketing authorizations.

Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish a product candidate's safety and efficacy. The approval process may take many years, requires the expenditure of substantial resources, may involve post-marketing surveillance and may involve on-going requirements for post-marketing studies. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which we will have exclusive rights to exploit them.

Preclinical studies involve laboratory evaluation of product characteristics and animal studies to assess the initial efficacy and safety of the product. The FDA, under its Good Laboratory Practices regulations, regulates preclinical studies. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring these studies to be replicated. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must be approved by the FDA before we can commence clinical trials in humans. Unless the FDA objects to an IND, the IND would become effective 30 days following its receipt by the FDA.

Clinical trials involve the administration of the investigational product to humans under the supervision of a qualified principal investigator. Clinical trials must be conducted in accordance with Good Clinical Practice, or GCP, under protocols submitted to the FDA as part of the IND. In addition, each clinical trial must be approved and conducted under the auspices of an Investigational Review Board, or IRB, and with patient informed consent. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possibility of liability of the institution conducting the trial.

Clinical trials are conducted in three sequential phases though the phases may overlap. Phase 1 clinical trials may be performed in healthy human subjects or, depending on the disease, in patients. The goal of Phase 1 clinical trials is to establish initial data about the safety and tolerance of the product in humans. In Phase 2 clinical trials, in addition to safety, the efficacy of the product is evaluated in a limited number of patients with the target disease. Phase 3 clinical trials typically involve additional testing for safety and clinical efficacy in expanded, large-scale, multi-center studies of patients with the target disease. We have engaged contract research organizations, or CROs, to facilitate the administration of our Phase 3 registration trials.

We and all of our contract manufacturers are required to comply with the applicable FDA current Good Manufacturing Practice, or cGMP, regulations. cGMP regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA. These facilities must be approved before we can use them in the commercial manufacture of our products.

Outside the United States, our ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union registration procedures are available to companies wishing to market a product in more than one European Union member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted.

Manufacturing

We are using third-party manufacturers to produce clinical supplies of TELCYTA under cGMP regulations. We are conducting process development testing with drug manufacturers to scale up production of adequate clinical supplies of TELINTRA in a liposomal formulation.

We are currently dependent on a single source of supply of the active ingredient in TELCYTA, Organichem Corporation. In July 2004, we entered into an agreement with Organichem Corporation under which Organichem will manufacture and supply to us the active ingredient in TELCYTA for clinical and commercial purposes. We and Organichem have agreed on a pricing schedule for such supply, which will be subject to future renegotiation after the lapse of a defined time period. Organichem has agreed to maintain sufficient capacity to satisfy its supply obligations under the agreement, and we are entitled to reduced prices in the event of a significant production shortfall. For a number of years, we are obligated to purchase from Organichem a significant percentage of our United States requirements for the active ingredient in TELCYTA. Our agreement with Organichem will remain in force until it is terminated through one of the following mechanisms: either party may terminate the agreement for an uncured or uncurable breach of other party, or immediately upon a series of material breaches, and we have the right to terminate the agreement if TELCYTA is not approved for commercial sale by the FDA or if such approval is revoked. We also have the right to terminate the agreement upon repeated production shortfalls by Organichem. Neither party has the right to terminate the agreement at will until several years after the FDA approves TELCYTA for commercial sale.

We have entered into an agreement with a second source for supply of the active ingredient. While we are working to qualify this additional supplier, there is no certainty that this will occur. We are currently dependent upon two sources for the drug product manufacture of TELCYTA.

We presently depend upon two sources of supply for clinical quantities of the active ingredient in TELINTRA.

For the intravenous formulation, we depend upon a single source of supply for key excipients used in the manufacture of TELINTRA, Lipoid GmbH. While we are evaluating potential alternative sources of these materials, we have no such alternative sources that are immediately available. We currently depend upon two sources for the drug product manufacture of TELINTRA.

For the tablet formulation, we depend upon a single drug product manufacturer, Patheon.

We intend to continue to use third-party contract manufacturers or corporate collaborators for the production of material for use in preclinical studies, clinical trials, manufacture of future products and commercialization. The manufacture of our potential products for preclinical studies and clinical trials and commercial purposes is subject to cGMP regulations promulgated by the FDA and to other applicable domestic and foreign regulations.

Research and Development

We believe that our on-going research and development efforts are very important to our success. Our goal is to develop small molecule drugs for major disease areas and this goal has been supported by our substantial research and development investments. We spent approximately $71.3 million in 2005, $61.9 million in 2004 and $42.3 million in 2003 on research and development. We conduct research internally and also through collaborations with third parties, including universities, and we intend to maintain our strong commitment to our research and development efforts in the future. Approximately 38% of our research and development is conducted internally and 62% is conducted through collaborations with third parties, including contract research organizations and consultants.

Employees

As of January 31, 2006, our workforce consisted of 162 full-time employees, 48 of whom hold Ph.D. or M.D. degrees, or both, and 39 of whom hold other advanced degrees. Of our total workforce, 127 are engaged in research and development and 35 are engaged in business development, finance and administration. None of our employees are represented by a collective bargaining agreement, nor have we experienced any significant work stoppages. We believe that our relations with our employees are good.

Available Information

Our website address is *www.telik.com*; however, information found on, or that can be accessed through, our website is not incorporated by reference into this annual report. We file electronically with the SEC our annual report, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We make available free of charge on or through our website copies of these reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding our filings at *www.sec.gov*. You may also read and copy any of our materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information regarding the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

Item 1A. Risk Factors.

You should carefully consider these risk factors as each of these risks could adversely affect our business, operating results and financial condition. In those cases, the trading of our common stock could decline and you may lose all or a part of your investment.

We have a history of net losses, which we expect to continue for the next several years. We will never be profitable unless we develop, and obtain regulatory approval and market acceptance of, our product candidates.

Due to the significant research and development expenditures required to develop our TRAP technology and identify new product candidates, and the lack of any products to generate revenue, we have not been profitable and have incurred operating losses since we were incorporated in 1988. As of December 31, 2005, we had an accumulated deficit of $313.3 million. We expect to incur losses for the next several years as we continue our research and development activities and incur significant clinical testing costs. We do not anticipate that we will generate product revenue for several years. Our losses, among other things, have caused and will cause our stockholders' equity and working capital to decrease. To date, we have derived substantially all of our revenues, which have not been significant, from project initiation fees and research reimbursement paid pursuant to existing collaborative agreements with third parties and achievement of milestones under current collaborations. We expect that this trend will continue until we develop, and obtain regulatory approval and market acceptance of, our product candidates, if at all. We may never generate product revenue sufficient to become profitable.

All of our product candidates are in research and development. If clinical trials of TELCYTA or TELINTRA are delayed or unsuccessful or if we are unable to complete the preclinical development of our other preclinical product candidates, our business may suffer.

Preclinical testing and clinical trials are long, expensive and uncertain processes. It may take us or our collaborators several years to complete this testing, and failure can occur at any stage of the process. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of clinical trials do not necessarily predict final results. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier clinical trials.

TELCYTA has to date been evaluated in Phase 1 and Phase 2 clinical trials. We have three ongoing Phase 3 registration trials of TELCYTA. These Phase 3 clinical trials test TELCYTA against a control arm consisting of currently established standard drug treatments for these cancers. Changes in standards of care during our Phase 3 clinical trials may cause us to, or the FDA may require us to, perform additional clinical testing of TELCYTA against a different control arm prior to filing an NDA, for marketing approval. Our short-term success depends to a significant extent on the outcome of these trials. If the results of one or more of these trials do not demonstrate sufficient efficacy to support our NDA, then our business may suffer.

We completed a Phase 2 clinical trial of TELINTRA in MDS, a form of pre-leukemia, to evaluate safety, pharmacokinetics, pharmacodynamics and efficacy. We received permission to proceed, under an IND application filed with the FDA, with the clinical study of a tablet formulation of TELINTRA. Our success depends, in part, on our ability to complete clinical development of TELINTRA or other preclinical product candidates and take them through early clinical trials.

Any clinical trial may fail to produce results satisfactory to the FDA. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be repeated or a program to be terminated. We typically rely on third-party clinical investigators to conduct our clinical trials and, as a result, we may face additional delays outside our control. We have engaged contract research organizations, or CROs, to facilitate the administration of our Phase 3 clinical trials of TELCYTA. Dependence on a CRO subjects us to a number of risks. Delays in identifying and engaging a CRO may result in delays in the initiation of other clinical trials. We may not be able to control the amount and timing of resources the CRO may devote to our clinical trials. Should the CRO fail to administer our Phase 3 clinical trials properly, regulatory approval, development and commercialization of TELCYTA will be delayed.

We do not know whether we will begin planned clinical trials on time or whether we will complete any of our on-going clinical trials on schedule, if at all. We do not know whether any clinical trials will result in marketable products. Typically, there is a high rate of failure for product candidates in preclinical and clinical trials. We do not anticipate that any of our product candidates will reach the market for several years.

Significant delays in clinical testing could materially impact our clinical trials. We do not know whether planned clinical trials will begin on time, will need to be revamped or will be completed on schedule, if at all. In addition to the reasons stated above, clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a study, delays in reaching agreement on acceptable clinical study agreement terms with prospective clinical sites, delays in obtaining institutional review board approval to conduct a study at a prospective clinical site and delays in recruiting subjects to participate in a study.

Delays can also materially impact our product development costs. If we experience delays in testing or approvals, our product development costs will increase. For example, we may need to make additional payments to third-party investigators and organizations to retain their services or we may need to pay recruitment incentives. If the delays are significant, our financial results and the commercial prospects for our product candidates will be harmed, and our ability to become profitable will be delayed.

We believe that our ability to compete depends, in part, on our ability to use our proprietary TRAP technology to discover new pharmaceutical products.

TRAP, our proprietary drug discovery technology, is a relatively new drug discovery method that uses a protein panel of approximately 20 proteins selected for their distinct patterns of interacting with small molecules. This panel may lack essential types of interactions that we have not yet identified, which may result in our inability to identify active compounds that have the potential for us to develop into commercially viable drugs.

If we are unable to raise adequate funds in the future, we will not be able to continue to fund our operations, research programs, preclinical testing and clinical trials to develop our product candidates.

The process of carrying out the development of our own unpartnered product candidates to later stages of development and developing other research programs to the stage that they may be partnered will require significant additional expenditures, including the expenses associated with preclinical testing, clinical trials and obtaining regulatory approval. We believe that our existing cash and investment securities will be sufficient to support our current operating plan until the end of 2007. Changes in our research and development plans or other changes affecting our operating expenses may affect actual future consumption of existing cash resources as well. In any event, we will require substantial additional financing to fund our operations in the future. We do not know whether additional financing will be available when needed or that, if available, we will obtain financing on terms favorable to our stockholders. As of December 31, 2005, our accumulated deficit was $313.3 million, and we expect capital outlays and operating expenditures to increase over the next several years as we expand our clinical, research and development activities. The extent of any actual increase in operating or capital spending will depend in part on the clinical success of our product candidates. If we fail to raise adequate funds on terms acceptable to us, if at all, we will not be able to continue to fund our operations, research programs, preclinical testing and clinical trials.

Raising additional capital by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders or require us to relinquish rights to our technologies or product candidates.

We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources. To the extent that we raise additional capital by issuing equity securities, our stockholders may experience dilution. To the extent that we raise additional capital through licensing arrangements or arrangements with collaborative partners, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves.

If our competitors develop and market products that are more effective than our product candidates or any products that we may develop, or obtain marketing approval before we do, our commercial opportunity will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Some of the drugs that we are attempting to develop will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. We face competition from pharmaceutical and biotechnology companies in the United States and abroad. Our competitors may develop new screening technologies and may utilize discovery techniques or partner with collaborators in order to develop products more rapidly or successfully than we or our collaborators are able to do.

Many of our competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we do. These organizations also compete with us to attract qualified personnel and parties for acquisitions, joint ventures, licensing arrangements or other collaborations. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competing products or technologies and may establish exclusive collaborative or licensing relationships with our competitors.

Our competitors may succeed in developing technologies and drugs that are more effective, better tolerated or less costly than any which are being developed by us or which would render our technology and potential drugs obsolete and noncompetitive. In addition, our competitors may succeed in obtaining FDA or other regulatory approvals for product candidates more rapidly than us or our collaborators. Any drugs resulting from our research and development efforts, or from our joint efforts with our existing or future collaborative partners, may not be able to compete successfully with our competitors' existing products or products under development or may not obtain regulatory approval in the United States or elsewhere.

If we do not obtain regulatory approval to market products in the United States and foreign countries, we or our collaborators will not be permitted to commercialize our product candidates.

Even if we are able to achieve success in our preclinical testing, we, or our collaborators, must provide the FDA and foreign regulatory authorities with clinical data that demonstrate the safety and efficacy of our product candidates in humans before they can be approved for commercial sale. Failure to obtain regulatory approval will prevent commercialization of our product candidates.

The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. We cannot predict whether regulatory clearance will be obtained for any product candidate that we are developing or hope to develop. A pharmaceutical product cannot be marketed in the United States until it has completed rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA. Satisfaction of regulatory requirements typically takes many years and depends on the type, complexity and novelty of the product and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.

Before commencing clinical trials in humans, we, or our collaborators, must submit and receive approval from the FDA of an IND application. We must comply with FDA "Good Laboratory Practices" regulations in our preclinical studies. Clinical trials are subject to oversight by institutional review boards of participating clinical sites and the FDA and:

- must be conducted in conformance with the FDA regulations;

- must meet requirements for institutional review board approval;
- must meet requirements for informed consent;
- must meet requirements for Good Clinical Practices;
- may require large numbers of participants; and
- may be suspended by us, our collaborators or the FDA at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND application or the conduct of these trials.

Before receiving FDA clearance to market a product, we, or our collaborators must demonstrate that the product candidate is safe and effective in the patient population that will be treated. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be repeated, a program to be terminated and could delay approval. We typically rely on third-party clinical investigators to conduct our clinical trials and other third-party organizations to perform data collection and analysis. As a result, we may face additional delaying factors outside our control. In addition, we may encounter delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy or interpretation during the period of product development, clinical trials and FDA regulatory review. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action. We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval.

If regulatory clearance of a product is granted, this clearance will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and efficacious, which could limit our market opportunity. Furthermore, product approvals, once granted, may be withdrawn if problems occur after initial marketing. We cannot ensure that any compound developed by us, alone or with others, will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance. Regulatory clearance may also contain requirements for costly post-marketing testing and surveillance to monitor the safety and efficacy of the product. If problems occur after initial marketing, such as the discovery of previously unknown problems with our product candidates, including unanticipated adverse events or adverse events of unanticipated severity or frequency, or manufacturer or manufacturing issues, marketing approval can be withdrawn.

Outside the United States, the ability to market a product depends on receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process typically includes all of the risks associated with FDA clearance described above and may include additional risks.

As our product programs advance, we will need to hire additional scientific and management personnel. Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel.

Our success depends in part on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, scientists and companies in the face of intense competition for such personnel. As we plan for and commence additional advanced clinical trials, including Phase 2 and Phase 3, we will also need to further expand our clinical development personnel. In addition, our research programs depend on our ability to attract and retain highly skilled chemists and other scientists. If we lose the services of Dr. Wick or any of our other key personnel, our research and development efforts could be seriously and adversely affected. We have generally entered into consulting or other agreements with our scientific and clinical collaborators and advisors. We do not carry key person insurance that covers Dr. Wick or any of our other key employees. There is currently a shortage of skilled executives and employees with technical expertise in the biotechnology industry and this shortage is likely to continue. As a result, competition among numerous companies, academic and other research institutions for skilled personnel and experienced scientists is intense and turnover rates are high. The cost of living in the San Francisco Bay Area is very high compared to other parts of the country, which may adversely affect our ability to compete for qualified personnel and will increase costs. Because of this competitive environment, we have encountered and may continue to encounter increasing difficulty in attracting qualified personnel as our operations expand and the demand for these professionals increases and this difficulty could significantly impede the achievement of our research and development objectives.

If physicians and patients do not accept products that we may develop, our ability to generate product revenue in the future will be adversely affected.

Products that we may develop may not gain market acceptance among physicians, healthcare payors, patients and the medical community. Market acceptance of and demand for any products that we may develop will depend on many factors, including the following:

- our ability to provide acceptable evidence of safety and efficacy;
- convenience and ease of administration;
- cost effectiveness;
- the effectiveness of our marketing strategy and the pricing of any products that we may develop;
- our ability to obtain third-party coverage or reimbursement; and
- the prevalence and severity of adverse side effects.

Physicians may elect not to recommend products that we may develop even if our products meet the above criteria. If any product that we may develop fails to achieve market acceptance, we may not be able to successfully market and sell that product, which would limit our ability to generate revenue and adversely affect our operations.

If we or our licensees cannot obtain and defend our respective intellectual property rights, or if our product candidates, technologies or any products that we may develop are found to infringe patents of third parties, we could become involved in lengthy and costly legal proceedings that could adversely affect our business.

Our success will depend in a large part on our own and our licensees' ability to obtain and defend patents for each party's respective technologies and the compounds and other products, if any, resulting from the application of these technologies. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. As a result, the degree of future protection for our proprietary rights is uncertain, and we cannot assure you that:

- we were the first to make the inventions covered by each of our pending patent applications;
- we were the first to file patent applications for these inventions;
- others will not independently develop similar or alternative technologies or duplicate any of our technologies;
- any of our pending patent applications will result in issued patents;
- any patents issued to us or our collaborators will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;
- any of our issued patents will be valid or enforceable; or
- we will develop additional proprietary technologies that are patentable.

Accordingly, we cannot predict the breadth of claims allowed in our or other companies' patents.

For TRAP, we hold patents in the United States and internationally, including a pending foreign application. These patents, and any patent that may issue on the pending application, will expire between 2014 and 2015. For TELCYTA, we hold compound patents in the United States and internationally, including a pending foreign application. These patents, and any patent that may issue on the pending application, will expire in 2013 and 2014. For TELINTRA, we hold compound patents in the United States and internationally, including a pending foreign application. These patents, and any patent that may issue on the pending application, will expire in 2014. We can generally apply for patent term extensions on the patents for TELCYTA and TELINTRA when and if marketing approvals for these compounds are obtained in the relevant countries.

Our success will also depend, in part, on our ability to operate without infringing the intellectual property rights of others. We cannot assure you that our activities will not infringe patents owned by others. As of the date of this annual report, we have not received any communications with the owners of related patents alleging that our activities infringe their patents. However, if our product candidates, technologies or any products that we may develop are found to infringe patents issued to third parties, the manufacture, use and sale of any products that we may develop could be enjoined, and we could be required to pay substantial damages. In addition, we may be required to obtain licenses to patents or other proprietary rights of third parties. We cannot assure you that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to us, if at all. Failure to obtain such licenses could negatively affect our business.

Others may have filed and in the future may file patent applications covering small molecules or therapeutic products that are similar to ours. We cannot assure you that our patent applications will have priority over patent applications filed by others. Any legal action against us or our collaborators claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require us or our collaborators to obtain a license to continue to manufacture or market the affected products and processes. We cannot predict whether we, or our collaborators, would prevail in any of these actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. We believe that there may be significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, and we may not be successful in any such litigation.

In addition, we could incur substantial costs and use of our key employees' time and efforts in litigation if we are required to defend against patent suits brought by third parties or if we initiate these suits, and we cannot predict whether we would be able to prevail in any of these suits.

Furthermore, some of our patents and intellectual property rights are owned jointly by us and our collaborators. While there are legal and contractual restraints on the rights of these joint owners, they may use these patents and other intellectual property in ways that may harm our business. We may not be able to prevent this type of use.

We also rely on trade secrets to protect technology, including aspects of our TRAP technology, where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, academic collaborators and consultants to enter into confidentiality agreements, we may not be able to adequately protect our trade secrets or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If the identity of specific proteins or other elements of our TRAP technology become known, our competitive advantage in drug discovery could be reduced.

Many of our collaborators and scientific advisors have publication and other rights to certain information and data gained from their collaboration and research with us. Any publication or other use could limit our ability to secure intellectual property rights or impair any competitive advantage that we may possess or realize by maintaining the confidentiality of the information or data.

We will depend on collaborative arrangements to complete the development and commercialization of some of our product candidates. These collaborative arrangements may place the development of our product candidates outside of our control, may require us to relinquish important rights or may otherwise not be on terms favorable to us.

We expect to enter into collaborative arrangements with third parties for clinical trials, development, manufacturing, regulatory approvals or commercialization of some of our product candidates, particularly outside North America, or in disease areas requiring larger and longer clinical trials. Dependence on collaborative arrangements will subject us to a number of risks. We may not be able to control the amount and timing of resources our collaborative partners may devote to the product candidates. Our collaborative partners may experience financial difficulties. Should a collaborative partner fail to develop or commercialize a compound or product candidate to which it has rights from us, we may not receive any future milestone payments and will not receive any royalties for this compound or product candidate. Business combinations or significant changes in a collaborative partner's business strategy may also adversely affect a partner's willingness or ability to complete its obligations under the arrangement. If we fail to enter into additional collaborative agreements on favorable terms, our business, financial condition and results of operations could be materially adversely affected.

Some of our collaborations are for early stage programs and allow partners significant discretion in electing whether to pursue any of the planned activities. We do not anticipate significant revenues to result from these relationships until the collaborator has advanced product candidates into clinical trials, which will not occur for several years, if at all. These arrangements are subject to numerous risks, including the right of the collaboration partner to control the timing of the research and development efforts, the advancement of lead product candidates to clinical trials and the commercialization of product candidates. In addition, a collaborative partner could independently move forward with a competing lead candidate developed either independently or in collaboration with others, including our competitors.

If we are unable to enter into or maintain existing contracts with third parties to manufacture our product candidates or any products that we may develop in sufficient quantities and at an acceptable cost, clinical development of product candidates could be delayed and we may be unable to meet demand for any products that we may develop and lose potential revenue.

We do not currently operate manufacturing facilities for clinical or commercial production of our product candidates. We expect to continue to rely on third parties for the manufacture of our product candidates and any products that we may develop. We currently lack the resources and capability to manufacture any of our product candidates on a clinical scale or any products that we may develop on a commercial scale. As a result, we will be dependent on corporate partners, licensees or other third parties for the manufacturing of clinical and commercial scale quantities of our product candidates and any products that we may develop. Our product candidates and any products that we may develop may be in competition with other product candidates and products for access to these facilities. For this and other reasons, our collaborators or third parties may not be able to manufacture these product candidates and products in a cost effective or timely manner. While we currently possess sufficient inventory of TELCYTA and TELINTRA that are stored in multiple locations and an additional, substantial quantity of the active ingredient in TELCYTA, if these inventories are lost or damaged, the clinical development of our product candidates or their submission for regulatory approval could be delayed, and our ability to deliver any products that we may develop on a timely basis could be impaired or precluded.

We are currently dependent on a single source of supply of the active ingredient in TELCYTA, Organichem Corporation. While we have entered into an agreement with, and are working to qualify, an additional supplier, there is no certainty this will occur. We currently depend upon two sources for the drug product manufacture of TELCYTA.

We currently depend upon two sources of supply for clinical quantities of the active ingredient in TELINTRA. We depend upon a single source of supply for key excipients used in the manufacture of TELINTRA, Lipoid GmbH. While we are evaluating potential alternative sources of these materials, we have no such alternative sources that are immediately available. We currently depend upon two sources for the drug product manufacture of TELINTRA.

If manufacturing is not performed in a timely manner, if our suppliers fail to perform or if our relationships with our suppliers or manufacturers should terminate, our clinical trials and commercialization of TELCYTA and TELINTRA could be delayed. We may not be able to enter into or maintain any necessary third-party manufacturing arrangements on acceptable terms, if at all. Our current dependence upon others for the manufacture of our product candidates and our anticipated dependence upon others for the manufacture of any products that we may develop may adversely affect our future profit margins and our ability to commercialize any products that we may develop on a timely and competitive basis.

If we are unable to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize any products that we may develop.

We currently have no sales, marketing or distribution capabilities. In order to commercialize any products that we may develop, we must internally develop sales, marketing and distribution capabilities or establish collaborations or other arrangements with third parties to perform these services. We intend to market some products that we may develop directly in North America and rely on relationships with one or more pharmaceutical companies with established distribution systems and direct sales forces to market other products that we may develop and address other markets. We may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent that we enter into co-promotion or other licensing arrangements, any product revenues are likely to be lower than if we directly marketed and sold any products that we may develop, and any revenues we receive will depend upon the efforts of third parties, whose efforts may not be successful.

Budget constraints may force us to delay our efforts to develop certain product candidates in favor of developing others, which may prevent us from commercializing all product candidates as quickly as possible.

Because we have limited resources, and because research and development is an expensive process, we must regularly assess the most efficient allocation of our research and development budget. As a result, we may have to prioritize development candidates and may not be able to fully realize the value of some of our product candidates in a timely manner, as they will be delayed in reaching the market, if at all.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates and any products that we may develop.

The testing and marketing of medical products entail an inherent risk of product liability. Although we are not aware of any historical or anticipated product liability claims or specific causes for concern, if we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates and any products that we may develop. In addition, product liability claims may also result in withdrawal of clinical trial volunteers, injury to our reputation and decreased demand for any products that we may commercialize. We currently carry product liability insurance that covers our clinical trials up to a $10 million annual aggregate limit. We will need to increase the amount of coverage if and when we have a product that is commercially available. If we are unable to obtain sufficient product liability insurance at an acceptable cost, potential product liability claims could prevent or inhibit the commercialization of any products that we may develop, alone or with corporate collaborators.

If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages.

Our research and development activities involve the controlled use of potentially harmful biological materials, hazardous materials, chemicals and various radioactive compounds, and are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. We cannot eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. We currently have several coverages applying to various types of biological and pollution exposures for a total amount of $350,000 in insurance, which we believe is a reasonably adequate amount to insulate us from damage claims arising from our use of hazardous materials. However, in the event of contamination or injury, we could be held liable for damages that result, and any liability could significantly exceed our coverage and resources.

We have implemented anti-takeover provisions which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

- establishing a classified board of directors requiring that members of the board be elected in different years, which lengthens the time needed to elect a new majority of the board;
- authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;
- prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;
- limiting the ability of stockholders to call special meetings of the stockholders;
- prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and
- establishing 90 to 120 day advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

We adopted a stockholder rights plan that may discourage, delay or prevent a merger or acquisition that is beneficial to our stockholders.

In November 2001, our board of directors adopted a stockholder rights plan that may have the effect of discouraging, delaying or preventing a merger or acquisition that is beneficial to our stockholders by diluting the ability of a potential acquiror to acquire us. Pursuant to the terms of our plan, when a person or group, except under certain circumstances, acquires 20% or more of our outstanding common stock or 10 business days after commencement or announcement of a tender or exchange offer for 20% or more of our outstanding common stock, the rights (except those rights held by the person or group who has acquired or announced an offer to acquire 20% or more of our outstanding common stock) would generally become exercisable for shares of our common stock at a discount. Because the potential acquiror's rights would not become exercisable for our shares of common stock at a discount, the potential acquiror would suffer substantial dilution and may lose its ability to acquire us. In addition, the existence of the plan itself may deter a potential acquiror from acquiring us. As a result, either by operation of the plan or by its potential deterrent effect, mergers and acquisitions of us that our stockholders may consider in their best interests may not occur.

Substantial future sales of our common stock by us or by our existing stockholders could cause our stock price to fall.

Additional equity financings or other share issuances by us, including shares issued in connection with strategic alliances, could adversely affect the market price of our common stock. Sales by existing stockholders of a large number of shares of our common stock in the public market or the perception that additional sales could occur could cause the market price of our common stock to drop. As of December 31, 2005, 52,038,850 shares of our common stock were outstanding, of which 51,732,791 shares were freely tradable and 306,059 shares were transferable in accordance with certain volume, notice and manner of sale restrictions under Rule 144 of the Securities Act of 1933.

If we do not progress in our programs as anticipated, our stock price could decrease.

For planning purposes, we estimate the timing of a variety of clinical, regulatory and other milestones, such as when a certain product candidate will enter clinical development, when a clinical trial will be completed or when an application for regulatory approval will be filed. Some of our estimates are included in this annual report. Our estimates are based on present facts and a variety of assumptions. Many of the underlying assumptions are outside of our control. If milestones are not achieved when we estimated that they would be, investors could be disappointed, and our stock price may decrease.

Our stock price may be volatile, and you may not be able to resell your shares at or above your purchase price.

Our stock prices and the market prices for securities of biotechnology companies in general have been highly volatile, with recent significant price and volume fluctuations, and may continue to be highly volatile in the future. During 2005, our common stock traded between $20.12 and $13.19. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active or the volume is low. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock, some of which are beyond our control:

- developments regarding, or the results of, our clinical trials, including TELCYTA clinical trials;
- announcements of technological innovations or new commercial products by our competitors or us;
- developments concerning proprietary rights, including patents;
- developments concerning our collaborations; publicity regarding actual or potential medical results relating to products under development by our competitors or us;
- regulatory developments in the United States and foreign countries;
- litigation;
- economic and other external factors or other disaster or crisis; or
- period-to-period fluctuations in our financial results.

We are required to recognize expense for stock based compensation related to employee stock options and employee stock purchases, and there is no assurance that the expense we are required to recognize measures accurately the value of our share-based payment awards, and the recognition of this expense could cause the trading price of our common stock to decline.

On January 1, 2006, we adopted SFAS 123R which requires the measurement and recognition of compensation expense for all stock-based compensation based on estimated fair values. As a result, our operating results for the first quarter of 2006 and for future periods will contain a charge for stock-based compensation related to employee stock options and employee stock purchases. The application of SFAS 123R requires the use of an option-pricing model to determine the fair value of share-based payment awards. This determination of fair value is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because our employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion the existing valuation models may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS 123R and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

We expect that our adoption of SFAS 123R will have a material impact on our financial statements and results of operations and this will continue to be the case for future periods. We cannot predict the effect that this adverse impact on our reported operating results will have on the trading price of our common stock.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our facility consists of approximately 92,000 square feet of research and office space located at 3165 Porter Drive in Palo Alto, California. The term of this lease is approximately 11.5 years, commencing in January 2003 and terminating in May 2014 with an option to extend the lease term for a period of five years.

Item 3. Legal Proceedings.

We are not currently involved in any material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of our stockholders during the fiscal quarter ended December 31, 2005.

PART II

Item 5. Market for Registrant's Common Equity, and Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market for Our Common Stock

Our common stock trades on the Nasdaq Stock Market under the symbol "TELK". The following table sets forth the high and low sales prices (based on the daily closing prices) for our common stock for each quarterly period within the two most recent fiscal years, as reported on the Nasdaq National Market.

	High	Low
2005		
Quarter ended March 31, 2005	$19.76	$14.65
Quarter ended June 30, 2005	$17.25	$13.40
Quarter ended September 30, 2005	$17.48	$14.73
Quarter ended December 31, 2005	$18.28	$14.60
2004		
Quarter ended March 31, 2004	$28.08	$22.90
Quarter ended June 30, 2004	$29.04	$20.72
Quarter ended September 30, 2004	$23.55	$15.23
Quarter ended December 31, 2004	$23.53	$17.69

As of February 28, 2006, there were 115 stockholders of record. We have never paid our stockholders cash dividends, and we do not anticipate paying any cash dividends in the foreseeable future as we intend to retain any earnings for use in our business. Any future determination to pay dividends will be at the discretion of our board of directors.

Item 6. Selected Financial Data.

The following selected historical information has been derived from the audited financial statements of Telik. The financial information as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 are derived from audited financial statements included elsewhere in this Annual Report on Form 10-K. The following Selected Financial Data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" included elsewhere in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Years Ended December 31,				
	2005	2004	2003	2002	2001
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Revenues:					
Contract revenue from collaborations	$ 19	$ 163	$ 436	$ 1,245	$ 1,788
Other revenues	—	—	—	42	83
Total revenues	19	163	436	1,287	1,871
Operating costs and expenses:					
Research and development	71,345	61,868	42,311	30,549	18,174
General and administrative	11,278	10,613	9,915	6,665	4,278
Total operating costs and expenses	82,623	72,481	52,226	37,214	22,452
Loss from operations	(82,604)	(72,318)	(51,790)	(35,927)	(20,581)
Interest income, net	7,062	2,501	1,148	1,145	2,015
Net loss	$ (75,542)	$ (69,817)	$ (50,642)	$ (34,782)	$(18,566)
Basic and diluted net loss per share	$ (1.47)	$ (1.60)	$ (1.38)	$ (1.17)	$ (0.77)
Shares used to calculate basic and diluted net loss per share	51,249	43,701	36,812	29,786	24,030

	As of December 31,				
	2005	2004	2003	2002	2001
	(In thousands)				
Balance Sheet Data:					
Cash, cash equivalents, investments and restricted investments	$ 205,643	$ 138,647	$ 201,088	$ 104,282	$ 55,174
Working capital	187,276	121,356	189,266	93,923	50,188
Total assets	213,346	146,133	208,307	108,973	57,315
Current portion of capital lease obligations and loans	901	1,339	907	124	—
Non-current portion of capital lease obligations, loans and long-term liabilities	145	1,029	1,493	303	—
Deferred stock compensation, net	—	—	(93)	(607)	(1,173)
Accumulated deficit	(313,290)	(237,748)	(167,931)	(117,289)	(82,507)
Total stockholders' equity	194,525	126,344	194,302	99,205	51,338

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Telik is engaged in the discovery, development and commercialization of small molecule drugs. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. As of December 31, 2005, we had an accumulated deficit of $313.3 million.

Our expenses have consisted primarily of those incurred for research and development and general and administrative costs associated with our operations. The process of carrying out the development of our product candidates to later stages of development and our research programs may require significant additional research and development expenditures, including for preclinical testing and clinical trials, as well as for manufacturing development efforts and obtaining regulatory approval. We outsource our clinical trials and our manufacturing development activities to third parties to maximize efficiency and minimize our internal overhead. To date, we have funded our operations primarily through the sale of equity securities, including non-equity payments from collaborative partners.

We are subject to risks common to biopharmaceutical companies, including risks inherent in our research, development and commercialization efforts, preclinical testing, clinical trials, uncertainty of regulatory and marketing approvals, enforcement of patent and proprietary rights, the need for future capital, potential competition, use of hazardous materials and retention of key employees. In order for a product to be commercialized, it will be necessary for us to conduct preclinical tests and clinical trials, demonstrate efficacy and safety of our product candidates to the satisfaction of regulatory authorities, obtain marketing approval, enter into manufacturing, distribution and marketing arrangements, obtain market acceptance and, in many cases, obtain adequate reimbursement from government and private insurers. We cannot provide assurance that we will generate revenues or achieve and sustain profitability in the future.

We expect that our quarterly and annual results of operations will fluctuate for the foreseeable future due to several factors, including the timing and extent of our research and development efforts and the outcome of our clinical trial activities. The successful development of our products is uncertain. As such, an accurate prediction of future operating results is difficult or impossible.

Clinical Status

TELCYTA, our lead product candidate, is a small molecule tumor-activated cancer product candidate that we are evaluating initially to treat cancers that are resistant to standard chemotherapy drugs. We have three on-going Phase 3 registration trials with TELCYTA. The first Phase 3 clinical trial (ASSIST-1) is for the treatment of advanced ovarian cancer. The second Phase 3 clinical trial (ASSIST-2) is for the treatment of advanced non-small cell lung cancer. The third Phase 3 clinical trial (ASSIST-3) evaluates TELCYTA in combination with carboplatin for the treatment of second-line platinum resistant or refractory ovarian cancer.

In addition, we have also conducted two Phase 2 clinical trials of TELCYTA for the treatment of Stage IIIb or IV non-small cell lung cancer for patients who have not previously received chemotherapy. One clinical trial is in combination with cisplatin, and the other clinical trial is in combination with carboplatin and paclitaxel. Platinum and taxane-based drug combinations are the current standard for the front-line chemotherapy of lung and ovarian cancer.

TELINTRA, our second product candidate, is a small molecule bone marrow stimulant we are developing for the treatment of blood disorders associated with low blood cell levels, such as neutropenia or anemia. Our Phase 2 clinical trial in patients with MDS, a pre-leukemic condition, is completed and has not identified a dose limiting toxicity. MDS is a disease characterized by defects in the blood-producing cells of the bone marrow, in which low blood cell levels occur. We announced positive clinical results at the American Society of Hematology annual meeting in December 2005. In this study, clinically significant improvement was observed across all major MDS subtypes and in all blood cell lineages. TELINTRA was well-tolerated in this predominantly elderly patient population. We are planning to initiate a new Phase 2 study in MDS using a tablet formulation in the first half of 2006.

We discovered all of our product candidates using our proprietary technology, Target-Related Affinity Profiling, or TRAP, which enables the rapid and efficient discovery of small molecule product candidates. We expect to enter into collaborative arrangements with third parties for clinical trials, development, manufacturing, regulatory approvals or commercialization of some of our products, particularly outside North America, or in disease areas requiring larger and longer clinical trials than cancer.

During 2005, we announced the following:

- The completion of a follow-on public offering of 8,050,000 shares of our common stock at a public offering price of $18.75 per share, including the underwriters' exercise in full of their over-allotment option. We received approximately $142.2 million in net proceeds from the sale of shares offered by us, after deducting underwriting discounts and commissions and related offering expenses.
- The completion of enrollment for the ASSIST-2 clinical trial of TELCYTA in advanced non-small cell lung cancer.
- New preclinical data showing that TELCYTA was not cross-resistant with carboplatin in carboplatin resistant human ovarian cancer cells and that the combination of TELCYTA and carboplatin showed synergistic inhibition in both platinum resistant as well as platinum sensitive ovarian cancer cells. These results support the ongoing Phase 3 ASSIST-3 registration trial, in which the combination of TELCYTA and carboplatin is being evaluated in platinum refractory or resistant ovarian cancer. In addition, TELCYTA is synergistic with both platinum and taxane drugs in human ovarian and non small cell lung cancer cells. These data provide support for the two Phase 2 TELCYTA trials in the first line treatment of locally advanced or metastatic non-small cell lung cancer.
- Positive interim results for our two Phase 2 TELCYTA trials in the first line treatment of locally advanced or metastatic non-small cell lung cancer at the annual meeting of the American Society of Clinical Oncology and at the Eleventh World Conference on Lung Cancer. We have completed enrollment in the trial evaluating the combination of TELCYTA and cisplatin. For the trial evaluating the triplet combination of TELCYTA with carboplatin and paclitaxel, we have expanded the enrollment for additional patients and sites.
- Positive clinical results from a multicenter Phase 2 trial of TELINTRA in patients with MDS. The data were reported at the 47th Annual Meeting of the American Society of Hematology.
- We have received permission to proceed, under an IND application filed with the FDA, with the clinical study of a tablet formulation of TELINTRA. The initial clinical trial will be conducted in patients with MDS and is in addition to the clinical trial using the intravenous formulation of TELINTRA.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an on-going basis, we evaluate our estimates and judgments related to revenue recognition and clinical development costs. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our financial statements appearing at the end of this annual report, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Revenue recognition

Since our inception, most of our revenues have been generated from license and research agreements with collaborators. We recognize cost reimbursement revenue under these collaborative agreements as the related research and development costs are incurred. We recognize milestone fees upon completion of specified milestones according to contract terms. Deferred revenue represents the portion of research payments received that has not been earned.

We also have royalty and licensing agreements with other pharmaceutical, biotechnology and genomics companies. Under these agreements, we may receive fees for collaborative research efforts, royalties on future sales of products, or some combination of these items. We recognize nonrefundable signing or license fees that are not dependent on future performance under these agreements as revenue when received or over the term of the arrangement if we have continuing performance obligations.

Research and development expenses

Our research and development expenses include salaries and benefits costs, fees for contractors, consultants and third-party contract research organizations and an allocation of facility and administrative costs. Research and development expenses consist of costs incurred for drug and product development, manufacturing, clinical activities, discovery research, screening and identification of product candidates, and preclinical studies. All such costs are charged to research and development expenses as incurred.

Clinical development costs are a significant component of research and development expenses. We have a history of contracting with third parties that perform various clinical trial activities on our behalf in the on-going development of our product candidates. The financial terms of these contracts are subject to negotiation and may vary from contract to contract and may result in uneven payment flows. We accrue and expense costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance with agreements established with contract research organizations and clinical trial sites. We determine our estimates through discussion with internal clinical personnel and outside service providers as to progress or stage of completion of trials or services and the agreed upon fee to be paid for such services. These estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible; however, if we underestimate activity levels associated with various studies at a given point in time, we could record significant research and development expenses in future periods.

Results of operations

Revenues

	Years Ended December 31,			Annual Percent Change	
	2005	2004	2003	2005/2004	2004/2003
	(in thousands, except percentages)				
Contract revenue from collaborations	$19	$163	$436	(88)%	(63)%

Revenues in 2005 and 2004 resulted from our collaborative agreement with Roche, while revenues in 2003 resulted primarily from our collaborative agreements with Sanwa and Roche. As a result of the completion of our Roche compound identification revenue amortization in March 2005, we reported a 88% decrease or $144,000 reduction in revenue in 2005 compared to 2004.

The decrease in revenues of 63%, or $273,000, in 2004 compared to 2003 was the result of the following:

- $417,000 due to the completion of the identification of a lead compound for Sanwa in 2003 and no further collaboration in 2004; and
- offset in part by a $144,000 increase in revenue generated under our collaboration with Roche primarily due to the exercise by Roche of its option to select active lead compounds identified through its collaboration with us.

We expect near-term revenues to fluctuate primarily depending upon the extent to which we enter into new collaborative research agreements and the amounts of payments relating to such agreements.

Research and development expenses

Research and development expenses for the years ended December 31, 2005, 2004 and 2003 were $71.3 million, $61.9 million and $42.3 million. Our research and development activities consist primarily of drug development, clinical supply manufacturing, clinical activities, discovery research, screening and identification of product candidates and preclinical studies. We group these activities into two major categories: "research and preclinical" and "clinical development."

The costs associated with research and preclinical and clinical development activities approximate the following:

	Years Ended December 31,			Annual Percent Change	
	2005	2004	2003	2005/2004	2004/2003
	(in thousands, except percentages)				
Research and preclinical	$17,502	$16,315	$16,087	7%	1%
Clinical development	53,843	45,553	26,224	18%	74%
Total research and development	$71,345	$61,868	$42,311	15%	46%

The increase of 15%, or $9.5 million, in research and development expenses for the year ended December 31, 2005 compared to the same period in 2004 was principally due to the increased costs for the following:

- Clinical development
  - — costs associated with our Phase 3 clinical trials of approximately $2.8 million due to the initiation of our ASSIST-3 clinical trial partially offset by a decrease in costs associated with our ASSIST-1 clinical trial due to the completion of patient enrollment at the end of 2004.
- Other expenses
  - — approximately $6.1 million associated with headcount growth and increased expenses to support clinical activities.

The increase of 46%, or $19.6 million, in research and development expenses for the year ended December 31, 2004 compared to the same period in 2003 was principally due to the increased costs for the following:

- Clinical development
  - — costs associated with our ASSIST-1 and ASSIST-2 clinical trials of approximately $17.8 million;
  - — approximately $1.1 million for Phase 2 clinical trials costs in ovarian and lung cancer in combination with standard chemotherapy drugs;
  - — clinical drug supply manufacturing costs of approximately $0.9 million due to the development of an oral formulation and continued production of the intravenous formulation for our Phase 1-2 TELINTRA clinical trial in MDS; and

- offset in part by a decrease of approximately $2.7 million in drug supply manufacturing costs as a result of a decrease in drug substance production compared to 2003 and reduced development and analytical costs.

- Other expenses
  - approximately $3.6 million associated with headcount growth and increased expenses to support clinical activities.

We expect research and development expenditures to increase in the future as a result of increased manufacturing and clinical development costs primarily relating to our TELCYTA and TELINTRA product candidates development. The timing and the amount of these expenditures will depend upon the outcome of our on-going clinical trials, the costs associated with the Phase 3 clinical trials of TELCYTA, including related expansion of our research and development organization, regulatory requirements, advancement of our preclinical programs and product manufacturing costs.

The following table summarizes our principal product development initiatives, including the related stages of development for each product in development and the research and development expenses recognized in connection with each product. The information in the column labeled "Estimated or Actual Completion of Enrollment" is our current estimate of the timing of completion of enrollment. The actual timing of completion of enrollment could differ materially from the estimates provided in the table. For a discussion of the risks and uncertainties associated with the timing of completing a product development phase, see the risk factors "All of our product candidates are in research and development. If clinical trials of TELCYTA and TELINTRA are delayed or unsuccessful or if we are unable to complete the preclinical development of our other preclinical product candidates, our business may suffer," "If we do not obtain regulatory approval to market products in the United States and foreign countries, we or our collaborators will not be permitted to commercialize our product candidates," "As our product programs advance, we will need to hire additional scientific and management personnel. Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel," and "If we are unable to enter into or maintain existing contracts with third parties to manufacture our product candidates or any products that we may develop in sufficient quantities and at an acceptable cost, clinical development of product candidates could be delayed and we may be unable to meet demand for any products that we may develop and lose potential revenue" sections of "Risk Factors" below.

Product	Description	Phase of Development	Estimated or Actual Completion of Enrollment	Related R&D Expenses Years ended December 31, 2005	2004	2003
				(in thousands)		
TELCYTA				$51,432	$44,109	$26,136
	Ovarian	Phase 3	2005			
	Non-small cell lung	Phase 3	2005			
	Ovarian, 2nd line	Phase 3	2006			
	Combination (with other drugs)	Phase 2	2005			
	Ovarian	Phase 2	2004			
	Lung	Phase 2	2004			
	Breast	Phase 2	2004			
	Colorectal	Phase 2	2003			
TELINTRA	Myelodysplastic syndrome	Phase 1-2	2005	4,196	3,654	2,688
Other (1)				15,717	14,105	13,487
	Total research and development expenses			$71,345	$61,868	$42,311

(1) "Other" constitutes research and development activities performed by our Chemistry, Biology, preclinical and Quality Assurance departments as these costs cannot be allocated to any individual project.

The largest component of our total operating expenses is our on-going investments in our research and development activities and, in particular, the clinical development of our product candidate pipeline. The process of conducting the clinical research necessary to obtain FDA approval is costly and time consuming. Current FDA requirements for a new human drug to be marketed in the United States include:

- the successful conclusion of preclinical laboratory and animal tests, if appropriate, to gain preliminary information on the product's safety;
- filing with the FDA of an IND, to conduct initial human clinical trials for drug candidates;
- the successful completion of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product; and
- filing by company and acceptance and approval by the FDA of a New Drug Application, or NDA, for a product candidate to allow commercial distribution of the drug.

In view of the factors mentioned above, we consider the active management and development of our clinical pipeline to be crucial to our long-term success. The actual probability of success for each candidate and clinical program may be impacted by a variety of factors, including, among others, the quality of the candidate, the validity of the target and disease indication, early clinical data, investment in the program, competition, manufacturing capability and commercial viability. Due to these and other factors, it is difficult to give accurate guidance on the anticipated proportion of our research and development investments or the future cash inflows from these programs.

General and administrative expenses

	Years Ended December 31,			Annual Percent Change	
	2005	2004	2003	2005/2004	2004/2003
	(in thousands, except percentages)				
General and administrative	$11,278	$10,613	$9,915	6%	7%

The increase of 6%, or $665,000, in general and administrative expenses in 2005 compared to 2004 was primarily due to increased expenses necessary to manage the growth of our operations including insurance and legal fees.

The increase of 7%, or $698,000, in general and administrative expenses in 2004 compared to 2003 was due primarily to approximately $1.3 million in marketing expenses due to increased marketing program activities for TELCYTA, offset in part by decreased outside legal fees of approximately $742,000.

We expect future general and administrative expenses to increase in support of expanded business activities including costs associated with our marketing efforts to support our commercialization strategy for TELCYTA.

Interest income and interest expense

	Years Ended December 31,			Annual Percent Change	
	2005	2004	2003	2005/2004	2004/2003
	(in thousands, except percentages)				
Interest Income	$7,193	$2,702	$1,303	166%	107%
Interest Expense	$ 131	$ 201	$ 155	(35)%	30%

Interest income of $7.2 million, $2.7 million and $1.3 million for the years ended December 31, 2005, 2004 and 2003 resulted primarily from earnings on investments. The increase in 2005 was due to higher average interest rates in 2005 and higher principal balances of our investments as a result of $142.2 million in net proceeds obtained from our follow-on public offering of common stock in February 2005. The increase in net interest income of $1.4 million in 2004 compared to 2003 was due to higher average interest rates in 2004 and higher principal balance of our investments for the full year as a result of $142.8 million in net proceeds obtained from our follow-on offering in November 2003.

Interest expense was $131,000, $201,000 and $155,000 for the years ended December 31, 2005, 2004 and 2003. The decrease in interest expense was a result of no new borrowings in 2005 and declining interest payments on our lease and loan obligations. The increase in interest expense in 2004 compared to 2003 was due primarily to our borrowings under the capital lease and equipment loan facilities. We expect interest expenditures to continue to decrease in the future as we pay down our lease and loan obligations.

Liquidity and capital resources

	2005	2004	2003
	(In millions, except ratios)		
December 31:			
Cash, cash equivalents, investments and restricted cash	$ 205.6	$138.6	$ 201.1
Working capital	$ 187.3	$121.4	$ 189.3
Current ratio	11.0 : 1	7.9 : 1	17.0 : 1
Year ended December 31:			
Cash provided by (used in):			
Operating activities	$ (74.1)	$ (62.7)	$ (45.4)
Investing activities	$ 3.3	$ 40.3	$ (58.6)
Financing activities	$ 142.5	$ 1.8	$ 146.2
Capital expenditures (included in investing activities above)	$ (1.3)	$ (1.3)	$ (4.0)

Sources and Uses of Cash. Due to the significant research and development expenditures and the lack of any approved products to generate revenue, we have not been profitable and have generated operating losses since we incorporated in 1988. As such, we have funded our research and development operations through sales of equity, collaborative arrangements with corporate partners, interest earned on investments and equipment lease financings. At December 31, 2005, we had available cash, cash equivalents, investments and restricted investments of $205.6 million. Our cash and investment balances are held in a variety of interest-bearing instruments including obligations of U.S. government agencies, high-grade corporate and municipal bonds, commercial paper and money market accounts. Cash in excess of immediate requirements is invested with regard to liquidity and capital preservation. Wherever possible, we seek to minimize the potential effects of concentration and degrees of risk.

Cash Flows from Operating Activities. Cash used in operations for 2005 was $74.1 million compared with $62.7 million in 2004 and $45.4 million in 2003. Net loss of $75.5 million in 2005 included non-cash charges of $1.6 million for depreciation and amortization. Cash used in operations in 2005 was further impacted by an approximately $3.4 million decrease in accounts payable primarily due to payment of clinical development activities and $2 million repayments to our landlord for leasehold improvements which was financed by them. Cash outflows in 2005 were offset by increases of $3.3 million in accrued clinical trial expenses related primarily to our Phase 3 clinical trials. Cash used in operations in 2004 resulted from a net loss of $69.8 million which included non-cash charges of $1.4 million for depreciation and amortization, $93,000 for the amortization of deferred stock compensation and $197,000 related to non-cash stock based compensation to non employees. Cash used in operations in 2004 was offset by $2.1 million in accounts payable and $3.7 million in accrued liabilities primarily due to expenses related to our Phase 3 clinical trials in ovarian and non-small cell lung cancers. Cash used in operations in 2003 resulted from the net loss of $50.6 million which included non-cash charges of $1.1 million for depreciation and amortization, $419,000 for the amortization of deferred stock compensation and $266,000 related to non-cash stock based compensation to non employees. Cash usage in 2003 was further impacted by $3.6 million in accounts payable and $420,000 in prepaid expenses due to the increase in operating expense levels. Cash used in operations in 2003 was offset by $1.7 million received from our landlord to fund leasehold improvements, $3.3 million in accrued clinical trial expenses mainly from our Phase 3 clinical trial in ovarian cancer and $1.9 million in accrued compensation and vacation liabilities from additional personnel added during the year.

Cash Flows from Investing Activities. Cash provided in investing activities for 2005 was $3.3 million compared to cash provided of $40.3 million in 2004 and cash used of $58.6 million in 2003. Cash was provided in 2005 by $147.2 million from sales and maturities of investments offset by $142.5 million in purchases of investment securities. Capital expenditures for 2005 were $1.3 million primarily related to the implementation of an Enterprise Resource Planning system and purchase of computer and laboratory equipment. Cash was provided in 2004 by $175.9 million from sales and maturities of investments offset by $134.4 million in purchases of investment securities. Capital expenditures for 2004 were $1.3 million primarily for laboratory and computer equipment purchases. Investing activities in 2003 were primarily related to $164.5 million in purchases of short-term available-for-sale investments offset by $107.9 million in sales and maturities of investments. Cash used in investing activities in 2003 was further impacted by purchases of property and equipment of $4.0 million primarily due to leasehold improvements on our Palo Alto facility and laboratory equipment expenditures, offset by a reduction in restricted investments by $2.0 million for the portion of tenant improvements completed on the Palo Alto facility that no longer require a security deposit.

Cash Flows from Financing Activities. Cash provided by financing activities for 2005 was approximately $142.5 million compared with $1.8 million in 2004 and $146.2 million in 2003. Financing activities for 2005 included approximately $142.2 million in net proceeds from our follow-on public offering of common stock completed in February and $1.6 million from stock option exercises and stock issuances under our employee stock plans offset by $1.3 million in pay down of capital leases and equipment loans. Cash provided in 2004 from financing activities of $1.8 million was primarily from our stock option exercises and stock purchase plan. Financing activities in 2003 included approximately $142.8 million in net proceeds from our follow-on public offering of common stock completed in December, $2.2 million from our stock option exercises and stock purchase plan and $1.7 million obtained through capital loans. Cash provided by financing activities in 2003 was offset in part by $548,000 in payments under capital leases and loans.

Working Capital. Working capital increased to $187.3 million at December 31, 2005 from $121.4 million at December 31, 2004. The increase in working capital was primarily due to proceeds from our follow-on public offering offset in part by our use of cash in operations due to the expansion of our clinical development programs and costs associated with headcount growth.

In February 2005, we completed a follow-on public offering of 8,050,000 shares of common stock, including shares issued in connection with the underwriters' exercise of their over-allotment option, at a price of $18.75 per share, raising net proceeds of approximately $142.2 million after deducting underwriters' discounts and commissions and related offering expenses.

We believe our existing cash resources will be sufficient to satisfy our current operating plan until the end of 2007. We expect our on-going clinical development activities and in particular our Phase 3 clinical trials to consume a large portion of our existing cash resources. Changes in our research and development plans or other changes affecting our operating expenses may affect actual future consumption of existing cash resources as well. In any event, we will require substantial additional financing to fund our operations in the future. We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources. To the extent that we raise additional capital by issuing equity securities, our stockholders may experience dilution. Debt financing may subject us to restrictive covenants that may adversely affect our operations. To the extent that we raise additional capital through licensing arrangements or arrangements with collaborative partners, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. Our future capital uses and requirements depend on numerous factors, including the following:

- the progress and success of preclinical studies and clinical trials of our product candidates;

- the progress and number of research programs in development;
- the costs associated with conducting Phase 3 clinical trials;
- the costs and timing of obtaining regulatory approvals;
- our ability to establish, and the scope of, any new collaborations;
- our ability to meet the milestones identified in our collaborative agreements that trigger payments;
- the costs and timing of obtaining, enforcing and defending our patent and intellectual property rights;
- competing technological and market developments; and
- the timing and scope of commercialization expenses for our product candidates as they approach regulatory approval.

We currently have no commitments for any additional financings. If we need to raise additional money to fund our operations, funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed, we may not be able to market our products as planned or continue development of our products, or we could be required to delay, scale back or eliminate some or all of our research and development programs.

Our future contractual obligations at December 31, 2005 are as follows:

	Total	2006	2007-2008	2009-2010	After 2010
			(In thousands)		
Capital lease obligations	$ 264	$ 264	$ —	$ —	$ —
Equipment loans	894	692	202	—	—
Operating leases	30,338	3,331	6,913	7,284	12,810
Total contractual cash obligations	$31,496	$4,287	$7,115	$7,284	$12,810

We have a contractual obligation under the terms of our manufacturing supply agreement with Organichem Corporation, wherein we are obligated to purchase a significant percentage of our United States requirements for the active ingredient in TELCYTA for a number of years. We have agreed on a pricing schedule for such supply, which will be subject to future renegotiation after a defined time period.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards 123R (SFAS 123R), "Share-Based Payment," effective beginning after June 15, 2005. FAS 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and will require companies to recognize compensation expense, using a fair-value based method, for costs related to share-based payments including stock options and stock issued under our employee stock purchase plans. In April 2005, the Securities and Exchange Commission issued a rule allowing companies to implement SFAS 123R as of the beginning of their next fiscal year that begins after June 15, 2005. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to the adoption of SFAS 123R.

We adopted SFAS 123R on a modified prospective basis in the first quarter of 2006 and will continue to evaluate the impact of SFAS 123R on our operating results and financial condition. The pro forma information presented in Note 1 of our Notes to Financial Statements appearing at the end of this annual report presents the estimated compensation charges under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Our assessment of the estimated compensation charges is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, our stock price volatility and employee stock option exercise behaviors. We will recognize the compensation cost for stock-based awards issued after December 31, 2005 on an accelerated recognition method basis over the requisite service period for the entire award. We estimate compensation cost to be approximately $20 million in 2006. This estimate is dependent on market price, assumptions used in estimating the fair value and the levels of share-based payments in 2006.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). SFAS 154 is a replacement of Accounting Principles Board Opinion No. 20 and FASB Statement No. 3. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS 154 to significantly affect our financial condition or results of operations.

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force No. 05-6 ("EITF 05-6"). The Task Force reached a consensus that leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. In addition, leasehold improvements acquired in a business combination should be amortized over the shorter of the useful lives of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. EITF 05-6 is effective for leasehold improvements (within the scope of this issue) that are purchased or acquired in the reporting period beginning after June 29, 2005. Adoption of EITF 05-6 did not have an impact on our financial condition or results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The following discussion about our market risk exposure involves forward-looking statements. We are exposed to market risk related mainly to changes in interest rates and we believe our exposure to market risk is immaterial. We do not use or hold derivative financial instruments.

Our investment policy is to manage our marketable securities portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio. To minimize the exposure due to adverse shifts in interest rates we maintain investments of shorter maturities. Our marketable securities portfolio is primarily invested in corporate debt securities and commercial papers with an average maturity of under one year and a minimum investment grade rating of A or A-1 or better to minimize credit risk. Although changes in interest rates may affect the fair value of the marketable securities portfolio and cause unrealized gains or losses, such gains or losses would not be realized unless the investments were sold prior to maturity. Through our money managers, we maintain risk management control systems to monitor interest rate risk. The risk management control systems use analytical techniques, including sensitivity analysis. We have operated primarily in the United States and all funding activities with our collaborators to date have been made in U.S. dollars. Accordingly, we do not have any exposure to foreign currency rate fluctuations.

The table below presents the principal amounts and weighted-average interest rates by year of stated maturity for our investment portfolio:

	2006	2007	2008 and Beyond	Total	Fair Value at December 31, 2005
	(In thousands, except percentages)				
Available-for-sale securities	$153,713	$13,609	$26,500	$193,822	$193,532
Average interest rate	4.15%	4.45%	4.57%	4.23%	

Item 8. Financial Statements and Supplementary Data.

All information required by this item is included on pages F-1 to F-18 in Item 15 of Part IV of this annual report on Form 10-K and is incorporated into this item by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Based on their evaluation as of December 31, 2005, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective to ensure the information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2005. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Our management has concluded that, as of December 31, 2005, our internal control over financial reporting was effective based on these criteria.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included below.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our procedures or our internal controls will prevent or detect all error and all fraud. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of our controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Telik, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Controls over Financial Reporting, that Telik, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Telik, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Telik, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Telik, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Telik, Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 of Telik, Inc. and our report dated March 1, 2006 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Palo Alto, California
March 1, 2006

Item 9B. Other Information.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

Information regarding directors and executive officers is incorporated by reference to the information set forth under the caption "Directors and Executive Officers" in our Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 for the Annual Meeting of Stockholders to be filed with the Commission by April 30, 2006, or Proxy Statement.

We have adopted the Telik, Inc. Code of Conduct, a code of ethics with which every person who works for us is expected to comply. The Telik, Inc. Code of Conduct is filed as an exhibit to our annual report on Form 10-K for the period ended December 31, 2003 as filed on March 4, 2004, with the U.S. Security and Exchange Commission, or SEC, and is incorporated herein by reference. If we make any substantive amendments to the Telik, Inc. Code of Conduct or grant to any of our directors or executive officers any waiver including any implicit waiver, from a provision of the Telik, Inc. Code of Conduct, we will disclose the nature of the waiver or amendment in a Current Report on Form 8-K.

Item 11. Executive Compensation.

Information regarding executive compensation is incorporated by reference to the information set forth under the caption "Executive Compensation" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission by April 30, 2006.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding security ownership of certain beneficial owners and management is incorporated by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission by April 30, 2006.

Equity Compensation Plan Information

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of December 31, 2005.

Equity Compensation Plan Information

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A) (1))
Equity compensation plans approved by security holders	8,465,649	$13.55	2,149,250 (2)
Equity compensation plans not approved by security holders	—	N/A	—
Total	8,465,649	$13.55	2,149,250 (2)

(1) Each year on January 1, since January 1, 2001, the aggregate number of shares of common stock that may be issued pursuant to stock awards under the 2000 Equity Incentive Plan is automatically increased by the

lesser of 1,500,000 shares or 5% of the total number of shares of common stock outstanding on that date or such lesser amount as may be determined by our board of directors. In addition, the 2000 Employee Stock Purchase Plan provides for the automatic increase on that date in the number of shares equal to the lesser of 150,000 shares or 1% of the outstanding shares on that date or such lesser amount as may be determined by the Board.

(2) Includes 600,888 shares issuable under the 2000 Employee Stock Purchase Plan.

Item 13. Certain Relationships and Related Transactions.

Information regarding certain relationships and related transactions is incorporated by reference to the information set forth under the caption "Certain Transactions" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission by April 30, 2006.

Item 14. Principal Accountant Fees and Services.

Information regarding principal accountant fees and services is incorporated by reference to the information set forth under the caption "Proposal 2—Ratification of Selection of Independent Auditors" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission by April 30, 2006.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this annual report:

1. *Financial Statements.* Our financial statements and the Report of Independent Registered Public Accounting Firm, are included in Part IV of this Report on the pages indicated:

	Page
Report of Independent Registered Public Accounting Firm	F-1
Balance Sheets	F-2
Statements of Operations	F-3
Statement of Stockholders' Equity	F-4
Statements of Cash Flows	F-5
Notes to Financial Statements	F-6

2. *Financial Statement Schedules.* All schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

3. *Exhibits:*

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation. (2)
3.2	Amended and Restated Bylaws. (1)
4.1	Specimen Common Stock Certificate. (1)
4.2	Amended and Restated Registration Rights Agreement, dated March 31,2000, between Telik and holders of Telik's Series B, Series E, Series F, Series G, Series H, Series I, Series J and Series K preferred stock. (1)
4.3	Rights Agreement dated November 2, 2001, by and between Telik and Wells Fargo Bank Minnesota, N.A., replaced by EquiServe Trust Company, N.A. as Rights Agent. (6)
4.4	Registrant's Certificate of Designation of Series A Junior Participating Preferred Stock. (6)
10.1	Form of Indemnity Agreement. (1) (3)
10.2	2000 Equity Incentive Plan and related documents. (3) (4)
10.3	2000 Employee Stock Purchase Plan and Offering. (3) (4)
10.4	2000 Non-Employee Directors' Stock Option Plan and Agreement. (3) (4)
10.5	1996 Stock Option Plan and forms of grant thereunder. (3) (4)
10.6	1988 Stock Option Plan and forms of grant thereunder. (3) (4)
10.7	Form of Non-Plan Stock Option Agreement. (3) (4)
10.8	Telik, Inc. Executive Officer Bonus Plan
10.9*	Collaborative Research Agreement between Telik and Sankyo Company, Ltd., dated March 24, 1999, as amended. (1)
10.10*	Collaboration Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated December 20, 1996, as amended. (1)
10.11*	License Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated September 24, 1997, as amended. (1)

Exhibit Number	Description
10.12*	Screening Services Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated December 20, 1996, as amended. (1)
10.13*	Third Amendment to Collaborative Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated February 14, 2001. (5)
10.14*	Third Amendment to Screening Services Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated February 14, 2001. (5)
10.15*	Second Amendment to License Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated February 14, 2001. (5)
10.16*	License Agreement between Telik and the University of Arizona, dated January 8, 2001. (5)
10.17	Consulting Agreement for Individual Consultants between Gail L. Brown, M.D. and Telik, dated October 20, 1998, as amended. (1)
10.18	Employment Agreement between Cynthia M. Butitta and Telik, dated February 1, 2002. (3) (5)
10.19	Employment Agreement between Michael M. Wick, M.D., Ph.D. and Telik, dated December 10, 1997, as amended. (1) (3)
10.20*	Fourth Amendment to Screening Services Agreement between Telik and Sanwa Kagaku Kenkyusho Co., dated March 6, 2002. (7)
10.21	Lease between Telik and The Board of Trustees of the Leland Stanford Junior University, dated July 25, 2002. (8)
10.22	Master Lease Agreement between Telik and General Electric Capital Corporation, dated August 23, 2002, as amended. (8)
10.23	Master Security Agreement between Telik and General Electric Capital Corporation, dated August 23, 2002, as amended. (8)
10.24†	Manufacturing Supply Agreement dated July 1, 2004, by and between Telik and Organichem Corporation. (9)
14.1	Telik, Inc. Code of Conduct. (10)
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included on the signature pages hereto)
31.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a).
31.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a).
32.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

* Confidential treatment has been granted for portions of this document. The information omitted pursuant to such confidential treatment order has been filed separately with the Securities and Exchange Commission.

† Confidential treatment is pending for portions of this document. The information requested to be omitted pursuant to such confidential treatment order has been filed separately with the Securities and Exchange Commission.

(1) Incorporated by reference to exhibits to our Registration Statement on Form S-1, filed on April 4, 2000, as amended (File No. 333-33868).

(2) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the year ended December 31, 2001, as filed on March 27, 2002.

(3) Management contract or compensatory arrangement.

(4) Incorporated by reference to exhibits to our Registration Statement on Form S-8, as filed on August 30, 2000 (File No. 333-44826).

(5) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the year ended December 31, 2000 initially filed on March 28, 2001 as amended on Form 10-K/A, as filed on September 20, 2001.

(6) Incorporated by reference to exhibits to our Current Report on Form 8-K dated November 2, 2001, as filed on November 5, 2002.

(7) Incorporated by reference to exhibits to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002, as filed on May 7, 2002.

(8) Incorporated by reference to exhibits to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, as filed on November 13, 2002.

(9) Incorporated by reference to exhibits to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 filed on November 8, 2004.

(10) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the year ended December 31, 2003, as filed on March 4, 2004.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELIK, INC.

/s/ CYNTHIA M. BUTITTA

Cynthia M. Butitta
Chief Operating and Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: March 3, 2006

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael M. Wick, M.D., Ph.D. and Cynthia M. Butitta, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ MICHAEL M. WICK **Michael M. Wick, M.D., Ph.D.**	Chief Executive Officer and Director (Principal Executive Officer)	March 3, 2006
/s/ CYNTHIA M. BUTITTA **Cynthia M. Butitta**	Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)	March 3, 2006
/s/ EDWARD W. CANTRALL **Edward W. Cantrall, Ph.D.**	Director	March 3, 2006
/s/ MARY ANN GRAY **Mary Ann Gray, Ph.D.**	Director	March 3, 2006
/s/ ROBERT W. FRICK **Robert W. Frick**	Director	March 3, 2006
/s/ STEVEN R. GOLDRING **Steven R. Goldring, M.D.**	Director	March 3, 2006

Signature	Title	Date
/s/ RICHARD B. NEWMAN **Richard B. Newman**	Director	March 3, 2006
/s/ STEFAN RYSER **Stefan Ryser, Ph.D.**	Director	March 3, 2006
/s/ HERWIG VON MORZE **Herwig von Morze, Ph.D.**	Director	March 3, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Telik, Inc.

We have audited the accompanying balance sheets of Telik, Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telik, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with the U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Telik Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Palo Alto, California
March 1, 2006

TELIK, INC.

BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2005	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 127,971	$ 56,221
Short-term investments	75,876	80,630
Other receivables	687	517
Prepaids and other current assets	1,418	1,640
Total current assets	205,952	139,008
Property and equipment, net	5,042	5,269
Restricted investments	1,796	1,796
Other assets	556	60
Total assets	$ 213,346	$ 146,133
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,269	$ 4,697
Accrued clinical trial costs	11,509	7,719
Accrued compensation	4,049	3,349
Accrued liabilities	948	529
Deferred revenue	—	19
Current portion of capital leases and loans	901	1,339
Total current liabilities	18,676	17,652
Non-current portion of capital leases and loans	145	1,029
Other liabilities	—	1,108
Commitments		
Stockholders' equity:		
Preferred stock, $0.01 par value: 5,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.01 par value: 100,000,000 shares authorized; shares issued and outstanding 52,038,850 in 2005 and 43,832,529 in 2004	520	438
Additional paid-in capital	507,585	363,872
Accumulated other comprehensive loss	(290)	(218)
Accumulated deficit	(313,290)	(237,748)
Total stockholders' equity	194,525	126,344
Total liabilities and stockholders' equity	$ 213,346	$ 146,133

See accompanying Notes to Financial Statements.

TELIK, INC.

STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Years Ended December 31,		
	2005	2004	2003
Contract revenue from collaborations	$ 19	$ 163	$ 436
Operating costs and expenses:			
Research and development	71,345	61,868	42,311
General and administrative	11,278	10,613	9,915
Total operating costs and expenses	82,623	72,481	52,226
Loss from operations	(82,604)	(72,318)	(51,790)
Interest income	7,193	2,702	1,303
Interest expense	(131)	(201)	(155)
Net loss	$(75,542)	$(69,817)	$(50,642)
Basic and diluted net loss per common share	$ (1.47)	$ (1.60)	$ (1.38)
Shares used to calculate basic and diluted net loss per common share	51,249	43,701	36,812

See accompanying Notes to Financial Statements.

TELIK, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Deferred Stock Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
Balances at December 31, 2002	35,567	$356	$216,715	$(607)	$ 30	$(117,289)	$ 99,205
Comprehensive loss:							
Net loss	—	—	—	—	—	(50,642)	(50,642)
Change in unrealized gain on available for sale investments	—	—	—	—	20	—	20
Comprehensive loss							(50,622)
Issuance of common stock in follow-on public offering, net of issuance costs of $ 0.5 million	7,625	76	142,740	—	—	—	142,816
Common stock issued under stock option and purchase plans	391	4	2,214	—	—	—	2,218
Stock options issued to non-employees	—	—	266	—	—	—	266
Deferred stock compensation amortization, net of reversal for terminated employees	—	—	(95)	514	—	—	419
Balances at December 31, 2003	43,583	436	361,840	(93)	50	(167,931)	194,302
Comprehensive loss:							
Net loss	—	—	—	—	—	(69,817)	(69,817)
Change in unrealized loss on available for sale investments	—	—	—	—	(268)	—	(268)
Comprehensive loss							(70,085)
Common stock issued under stock option and purchase plans	250	2	1,835	—	—	—	1,837
Stock options issued to non-employees	—	—	197	—	—	—	197
Deferred stock compensation amortization	—	—	—	93	—	—	93
Balances at December 31, 2004	43,833	438	363,872	—	(218)	(237,748)	126,344
Comprehensive loss:							
Net loss	—	—	—	—	—	(75,542)	(75,542)
Change in unrealized loss on available for sale investments	—	—	—	—	(72)	—	(72)
Comprehensive loss							(75,614)
Issuance of common stock in follow-on public offering, net of issuance costs of $397,000	8,050	81	142,160				142,241
Common stock issued under stock option and purchase plans	156	1	1,553	—	—	—	1,554
Balances at December 31, 2005	52,039	$520	$507,585	$ —	$(290)	$(313,290)	$194,525

See accompanying Notes to Financial Statements.

TELIK, INC.

STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2005	2004	2003
Cash flows from operating activities:			
Net loss	$ (75,542)	$ (69,817)	$ (50,642)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,568	1,370	1,108
Amortization of deferred stock compensation	—	93	419
Stock options granted to non-employees	—	197	266
Forgiveness of notes receivable from related parties	—	—	29
Changes in assets and liabilities:			
Other receivables	(170)	(163)	1,551
Prepaids and other current assets	222	(223)	(420)
Other assets	—	—	21
Accounts payable	(3,428)	2,074	(3,599)
Accrued liabilities	3,305	3,748	6,243
Deferred revenue	(19)	(6)	(386)
Net cash used in operating activities	(74,064)	(62,727)	(45,410)
Cash flows from investing activities:			
Purchases of investments	(142,484)	(134,357)	(164,498)
Sales of investments	85,600	141,685	86,230
Maturities of investments	61,566	34,215	21,645
Transfer from restricted investments	—	—	2,000
Purchases of property and equipment	(1,341)	(1,251)	(3,978)
Net cash provided by (used in) investing activities	3,341	40,292	(58,601)
Cash flows from financing activities:			
Proceeds from capital loans	—	1,091	1,688
Principal payments under capital leases and loans	(1,322)	(1,123)	(548)
Net proceeds from issuance of common stock	143,795	1,837	145,034
Net cash provided by financing activities	142,473	1,805	146,174
Net change in cash and cash equivalents	71,750	(20,630)	42,163
Cash and cash equivalents at beginning of period	56,221	76,851	34,688
Cash and cash equivalents at end of period	$ 127,971	$ 56,221	$ 76,851
Supplemental information:			
Interest paid	$ 131	$ 201	$ 155
Non-cash financing activities:			
Equipment acquired under capital leases	$ —	$ —	$ 839

See accompanying Notes to Financial Statements.

1. Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Telik, Inc. ("Telik," "We" or, the "Company") was incorporated in the state of Delaware in October 1988 as Terrapin Diagnostics, Inc. which changed its name in June 1989 to Terrapin Technologies, Inc. and again in May 1998 to Telik, Inc. We are engaged in the discovery and development of small molecule therapeutics. We operate in only one segment.

We have incurred net losses since inception and we expect to incur substantial and increasing losses for at least the next few years as we expand research and development activities. To date, we have funded operations primarily through the sale of equity securities, non-equity payments from collaborators and interest income. Future revenue, if any, for at least the next few years is expected to consist primarily of payments under corporate collaborations and interest income. The process of developing products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval. We expect these activities, together with general and administrative expenses, to result in substantial operating losses for the foreseeable future. We will not receive product revenue unless we, or our collaborative partners complete clinical trials, obtain regulatory approval and successfully commercialize one or more of our products.

We expect continuing losses over the next several years. We plan to obtain capital through public or private equity or debt financing, capital lease financing and collaborative arrangements with corporate partners. We may have to seek other sources of capital or reevaluate our operating plans if we are unable to consummate some or all of the capital financing arrangements noted above.

Use of Estimates

In preparing our financial statements to conform with U.S. generally accepted accounting principles, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results may differ from these estimates.

Cash and Cash Equivalents and Short-Term Investments

We invest our excess cash in money market funds and in highly liquid debt instruments of the U.S. government, its agencies and municipalities and corporate notes. All highly liquid investments with stated maturities of three months or less from date of purchase are classified as cash equivalents; highly liquid investments with stated maturities of greater than three months are classified as short-term investments.

We determine the appropriate classification of our investments in debt securities at the time of purchase and reevaluate such designation at each balance sheet date. We have classified our cash equivalents and investments as available-for-sale securities as we do not intend to hold securities with stated maturities greater than twelve months until maturity. In response to changes in the availability of and the yield on alternative investments as well as liquidity requirements, we occasionally sell these securities prior to their stated maturities. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss). Any realized gains or losses on the sale of short-term investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income or expense.

Restricted Investments

Under certain operating lease agreements, we may be required from time to time to set aside cash as collateral. At December 31, 2005 and 2004, we had approximately $1.8 million of restricted investments related to such agreements.

Fair Value of Financial Instruments

The fair value of our cash equivalents and investments is based on quoted market prices. The fair value of capital lease obligations and loans is based on current interest rates available to us for debt instruments with similar terms, degrees of risk, and remaining maturities. The carrying amount of cash equivalents, investments and capital lease and loan obligations are considered to be representative of their respective fair value at December 31, 2005 and 2004.

Property and Equipment

Property and equipment are stated at cost. We calculate depreciation using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. We amortize furniture and equipment leased under capital leases and leasehold improvements using the straight-line method over the estimated useful lives of the respective assets or the lease term, whichever is shorter. Amortization of assets under capital leases is included in depreciation expense.

Impairment of Long-lived Assets

We regularly evaluate our long-lived assets for indicators of possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows.

Revenue Recognition

Our revenues have been generated from license and research agreements with collaborators. We recognize cost reimbursement revenue under these collaborative agreements as the related research and development costs are incurred. We recognize milestone fees upon completion of specified milestones according to contract terms. Deferred revenue represents the portion of research payments received that has not been earned.

We also have royalty and licensing agreements with other pharmaceutical, biotechnology and genomics companies. Under these agreements, we may receive fees for collaborative research efforts, royalties on future sales of products, or some combination of these items. We recognize nonrefundable signing or license fees that are not dependent on future performance under these agreements as revenue when received or over the term of the arrangement if we have continuing performance obligations.

We have received United States government grants, which support research efforts in defined projects. We recognize revenue from such grants as costs relating to the grants are incurred.

Research and Development

Our research and development expenses include salaries and benefits costs, fees for contractors, consultants and third party contract research organizations, and an allocation of facility and administrative costs. Research and development expenses consist of costs incurred for drug and product development, manufacturing, clinical activities, discovery research, screening and identification of product candidates, and preclinical studies. All such costs are charged to research and development expenses as incurred.

Clinical development costs are a significant component of research and development expenses. We have a history of contracting with third parties that perform various clinical trial activities on our behalf in the on-going development of our product candidates. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flows. We accrue and expense costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance to agreements established with contract research organizations and clinical trial sites. We determine our estimates through discussion with internal clinical personnel and outside service providers as to progress or stage of completion of trials or services and the agreed upon fee to be paid for such services. These estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible; however, if we underestimated activity levels associated with various studies at a given point in time, we could record significant research and development expenses in future periods.

Stock-based Compensation

In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supersedes our current accounting under APB 25. SFAS 123R is effective for all annual periods beginning after June 15, 2005. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to the adoption of SFAS 123R.

We issue stock options to our employees and outside directors and provide employees the right to purchase our stock pursuant to stockholder approved stock option and employee stock purchase programs. Until SFAS 123R became effective on January 1, 2006, we chose to continue to account for our stock-based compensation plans under the intrinsic value method of accounting as defined by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. For pro forma disclosures, the estimated fair value of the options is amortized over the vesting period, typically four years, and the estimated fair value of the stock purchases is amortized over the six-month purchase period. The following table illustrates the effect on net loss and net loss per common share if we had accounted for our stock option and stock purchase plans under the fair value method of accounting under Statement of Financial Accounting Standards, or SFAS, No. 123, "Accounting for Stock Based Compensation," as amended by SFAS No. 148:

	Years Ended December 31,		
	2005	2004	2003
		(in thousands)	
Net loss—as reported	$(75,542)	$(69,817)	$(50,642)
Add: Stock-based employee compensation expense included in reported net loss	—	93	419
Deduct: Total stock-based employee compensation expense under the fair value based method for all awards	(19,467)	(15,028)	(8,774)
Net loss—pro forma	$(95,009)	$(84,752)	$(58,997)
Basic and diluted net loss per common share—as reported	$ (1.47)	$ (1.60)	$ (1.38)
Basic and diluted net loss per common share—pro forma	$ (1.85)	$ (1.94)	$ (1.60)

We estimate the fair value of our options using the Black-Scholes option value model, which is one of several methods that can be used to estimate option values. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Our options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates. The fair value of options granted and employee purchase plan shares were estimated at the date of grant using a Black-Scholes pricing model with the following weighted-average assumptions:

	Stock Option Plans			Stock Purchase Plan		
	2005	2004	2003	2005	2004	2003
Expected stock price volatility	66.6%	70.4%	77.1%	67.5%	78.9%	86.8%
Risk-free interest rate	3.96%	3.29%	2.99%	3.18%	1.34%	2.09%
Expected life (in years)	5.02	5.08	5.03	1.26	1.33	1.36
Expected dividend yield	—	—	—	—	—	—

Stock compensation expense for options granted to non-employees has been determined in accordance with SFAS 123 and EITF 96-18, "Accounting for Equity Investments that are issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services," as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. The fair value of options granted to non-employees is periodically re-measured as the underlying options vest.

Our adoption of SFAS 123R in the first quarter of 2006 will be applied on a modified prospective basis. We will recognize the compensation cost for stock-based awards issued after December 31, 2005 on an accelerated recognition method basis over the requisite service period for the entire award. Current estimates of option values using the Black Scholes method (as shown above) may not be indicative of results from valuation methodologies ultimately adopted. The adoption of SFAS 123R will have a material impact on our results of operations.

Comprehensive Income (Loss)

Components of other comprehensive income (loss), including unrealized gains and losses on available-for-sale investments, were included as part of total comprehensive income (loss). For all periods presented, we have disclosed comprehensive income (loss) in the statements of stockholders' equity.

Net Loss per Common Share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of shares outstanding during the year.

The following table reflects options outstanding that could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive.

	December 31,		
	2005	2004	2003
Outstanding options	8,465,649	7,473,344	5,297,010

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). SFAS 154 is a replacement of Accounting Principles Board Opinion No. 20 and FASB Statement No. 3. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS 154 to significantly affect our financial condition or results of operations.

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force in No. 05-6 ("EITF 05-6"). The Task Force reached a consensus that leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of the leasehold improvements are purchased. In addition, leasehold improvements acquired in a business combination should be amortized over the shorter of the useful lives of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. EITF 05-6 is effective for leasehold improvements (within the scope of this issue) that are purchased or acquired in the reporting period beginning after June 29, 2005. Adoption of EITF 05-6 did not significantly affect our financial condition or results of operations.

2. Cash and Cash Equivalents, Investments and Restricted Investments

The following is a summary of cash and cash equivalents, investments and restricted investments.

	December 31, 2005			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands)		
Certificate of deposits	$ 1,796	$ —	$ —	$ 1,796
Corporate notes	38,366	—	(8)	38,358
Commercial paper	113,289	28	—	113,317
Government notes	42,167	—	(310)	41,857
Cash and money market funds	10,315	—	—	10,315
Total	$205,933	$ 28	$(318)	$205,643
Reported as:				
Cash and cash equivalents				$127,971
Short term investments				75,876
Restricted investments				1,796
Total				$205,643

	December 31, 2004			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands)		
Certificate of deposits	$ 1,796	$ —	$ —	$ 1,796
Corporate notes	29,146	—	(32)	29,114
Commercial paper	47,213	—	(1)	47,212
Government notes	53,699	6	(191)	53,514
Cash and money market funds	7,011	—	—	7,011
Total	$138,865	$ 6	$(224)	$138,647
Reported as:				
Cash and cash equivalents				$ 56,221
Short term investments				80,630
Restricted investments				1,796
Total				$138,647

The net realized gains on sales of available-for-sales investments were not material for any period presented. Realized gains and losses were calculated based on the specific identification method.

The following is a summary of the cost and estimated fair value of available-for-sale securities at December 31, 2005 and 2004, classified by stated maturity date of the security:

	2005		2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
		(in thousands)		
Mature in less than one year	$153,713	$153,507	$105,964	$105,762
Mature in one to three years	13,609	13,525	1,744	1,728
Mature in over three years	26,500	26,500	22,350	22,350
Total	$193,822	$193,532	$130,058	$129,840

3. Property and Equipment

Property and equipment consist of the following:

	December 31, 2005	December 31, 2004
	(in thousands)	
Computer and lab equipment	$ 7,079	$ 6,476
Capitalized software	547	—
Office furniture and equipment	410	337
Leasehold improvements	3,219	3,196
	11,255	10,009
Less accumulated depreciation and amortization	(6,213)	(4,740)
Property and equipment, net	$ 5,042	$ 5,269

Property and equipment includes assets under capitalized leases at December 31, 2005 and 2004 of approximately $1.0 million. Accumulated amortization related to leased assets was approximately $920,000 and $614,000 at December 31, 2005 and 2004. We capitalized $547,000 of computer software costs as of December 31, 2005 of which approximately $61,000 was amortized for the same period.

We recorded the costs of computer software in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires that certain internal-use computer software costs be capitalized and amortized over the useful life of the asset.

4. Restricted Investments

As of December 31, 2005, $1.8 million of our total cash and cash equivalents was restricted, held in a certificate of deposit for specific purposes. Under our operating lease agreement for our headquarter located in Palo Alto, California, we are required to maintain a security deposit in the form of a letter of credit equal to approximately $1.8 million (see Note 5).

5. Commitments

Capital Leases and Loans

At December 31, 2005, there were no draws available under our Master Lease and Master Security credit facilities of approximately $2.5 million. The lease and credit facilities, secured by equipment and tenant improvements and bearing interest rates between 4.3% and 11.5%, were fully utilized by the end of 2003. Pursuant to the terms of these credit facilities, we are required to maintain a balance of cash and investments of at least $20.5 million. In the event our cash and investments balance falls below $20.5 million, we are obligated to provide the lessor with a continuing irrevocable letter of credit from a financial institution acceptable to the lessor in an amount equal to 100% of the outstanding balance of all indebtedness and loans. At December 31, 2005, we were in compliance with the financial covenants.

At December 31, 2005, draws under our Loan and Security Agreement credit facility totaled approximately $1.5 million, bearing interest rates between 5.91% and 6.98%. The credit facility was fully utilized as of July 2004. Pursuant to the terms of the credit facility, we are required to maintain a balance of cash and investments with the lender of at least $5.0 million. At December 31, 2005, we were in compliance with this financial requirement.

As of December 31, 2005, payments under capital leases and loan are as follows:

	Capital Leases	Loans	Total
	(in thousands)		
Year ending December 31:			
2006	$264	$692	$ 956
2007	—	202	202
Total	$264	$894	1,158
Less amount representing interest			112
Present value of future payments			1,046
Reported as current portion			901
Non-current portion			$ 145

Operating Leases

In July 2002, we entered into a lease for a new research and office facility of approximately 92,000 square feet located at 3165 Porter Drive in Palo Alto, California. The term of the lease is approximately 11.5 years, commencing in January 2003 and terminating in May 2014. We have the option to extend the lease term for an additional term of five years. Under the terms of this lease, the lessor agreed to finance up to $5.0 million in leasehold improvements to be made to the facility. Our financial commitment for the full term of the Palo Alto lease is approximately $39.1 million, which includes repayment, over a period of 10 years, of $3.0 million of the total $5.0 million in leasehold improvements financed by the lessor. Under the original terms of the agreement the remaining $2.0 million in leasehold improvements financed by the lessor would be payable, subject to certain extension provisions, in a balloon payment at the commencement of the third year of the lease. Prior to this balloon payment, interest only payments were payable monthly on the outstanding balance of the remaining $2.0 million in leasehold improvements financed by the lessor. In January 2005, we renegotiated the payment term for the remaining $2 million balloon payment. The lessor agreed to amortize the amount owed at an interest rate of 6% over twelve months with equal monthly payments of principal and interest of approximately $172,000 through December 31, 2005. All amounts owed related to the remaining $2.0 million have been paid in full as of December 31, 2005. Pursuant to the terms of the lease, we are required to maintain a security deposit, in the form of a letter of credit equal to approximately $1.8 million. This letter of credit must be secured by either a deposit account or a securities account and at December 31, 2005, the security deposit is in the form of securities that are classified in the balance sheet as restricted investments. This collateral account is managed in accordance with our investment policy, and is restricted as to withdrawal.

We also have office equipment leases of approximately $134,000 with terms ranging from 36 months to 60 months.

Future minimum rental payments under the operating leases as of December 31, 2005 are as follows:

	Operating Leases
	(in thousands)
Year ending December 31,	
2006	$ 3,331
2007	3,417
2008	3,496
2009	3,588
2010	3,696
Thereafter	12,810
Total	$30,338

Rent expense under operating leases was approximately $3.6 million in 2005, $3.3 million in 2004 and $4.1 million in 2003.

6. Stockholders' Equity

Follow-on Public Offerings

In April 2004, we filed a registration statement on Form S-3 to offer and sell, from time to time, equity securities in one or more offerings up to a total amount of $200 million. On February 2, 2005, we sold 7,000,000 shares of common stock at a public offering price of $18.75 per share in an underwritten public offering pursuant to this registration statement. On February 9, 2005, the underwriters fully exercised their option to purchase 1,050,000 shares of our common stock from us to cover over-allotments. We received approximately $142.2 million in net proceeds after deducting underwriting discounts and commissions, and related offering expenses.

Stockholder Rights Plan

In October 2001, our Board of Directors approved the adoption of a Stockholder Rights Plan, which provided for the distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock of the Company. The dividend was paid on November 14, 2001 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), at a price of $90.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The Rights will be exercisable the earlier of (i) the date of a public announcement that a person, entity or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding common shares (an "Acquiring Person"), or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or entity becoming an Acquiring Person.

In the event that any person, entity or group of affiliated or associated persons become an Acquiring Person, each holder of a Right will have the right to receive, upon exercise, the number of common shares having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its associates or affiliates or certain other persons in which such persons have an interest, each holder of a Right will have the right to receive, upon the exercise at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. At any time after an Acquiring Person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding common shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one common share, or one one-hundredth of a Preferred Share, per Right (or, at the election of the Company, the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment. The Rights will expire on November 14, 2011, unless redeemed or exchanged by the Company.

2000 Equity Incentive Plan

In March 2000, we adopted the 2000 Equity Incentive Plan (the "2000 Plan") and reserved 2,000,000 shares of Telik common stock for issuance under the 2000 Plan. In addition the 2000 Plan provides for annual increases in the number of shares available for issuance under the 2000 Plan beginning January 1, 2001. The number of additional shares to be reserved automatically will be equal to the lesser of 1,500,000 shares, 5% of the outstanding shares on the date of the annual increase or such amount as may be determined by the Board of Directors. Options granted under the 2000 Plan may be either incentive stock options ("ISOs") or nonstatutory stock options ("NSOs"). For ISOs and NSOs, the option price shall be at least 100% and 85%, respectively, of the closing price of our common stock on the date of the grant, or in the event there is no public market for the common stock, of the fair value on the date of the grant, as determined by the board of directors. If, at any time we grant an option, and the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of Telik, the option price shall be at least 110% of the fair value and shall not be exercisable more than five years after the date of grant. Options generally vest over a period of four years from the date of grant. Options granted under the 2000 Plan expire no later than 10 years from the date of grant.

At December 31, 2005, 2004 and 2003 authorized and unissued shares of common stock for issuance under the 2000 Plan were 8,576,184, 7,130,031 and 5,736,094. At December 31, 2005, 2004 and 2003, 7,049,281, 6,078,679 and 3,900,947 options were outstanding under the 2000 Plan.

2000 Non-Employee Directors' Stock Option Plan

In March 2000, we adopted the 2000 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") and reserved a total of 300,000 shares of common stock for issuance thereunder. Each non-employee director at the initial public offering date was granted a NSO to purchase 20,000 shares of common stock, and each non-employee director who subsequently becomes a director of Telik will be automatically granted a NSO to purchase 20,000 shares of common stock on the date on which such person first becomes a director. Upon the day immediately following each annual stockholder meeting each non-employee director will automatically be granted a NSO to purchase 5,000 shares of common stock or an option to purchase an amount of shares prorated for the part of the year served as non-employee director. The exercise price of options under the Directors' Plan will be equal to the fair market value of the common stock on the date of grant. The maximum term of the options granted under the Directors' Plan is ten years. All grants under the Directors' Plan will vest over a period of four years from date of grant, one fourth vesting one year after the date of the grant and thereafter the balance vesting monthly. The Directors' Plan will terminate in March 2010 unless terminated earlier in accordance with the provisions of the Directors' Plan. At December 31, 2005, 2004 and 2003 authorized and unissued shares of common stock for issuance under the Directors' Plan were 251,459 for all periods. At December 31, 2005, 2004 and 2003, options outstanding under the Directors' Plan were 230,000, 195,000 and 145,000.

2000 Employee Stock Purchase Plan

In March 2000, we adopted the 2000 Employee Stock Purchase Plan (the "Purchase Plan"). We reserved a total of 250,000 shares of our common stock for issuance under the Purchase Plan. In addition, the Purchase Plan provides for annual increases in the number of shares available for issuance under the Purchase Plan beginning January 1, 2001. The number of additional shares to be reserved automatically will be equal to the lesser of 150,000 shares, 1% of the outstanding shares on the date of the annual increase or such amount as may be determined by the Board of Directors. The Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during defined offering periods. The price at which the stock is purchased is equal to the lower of 85% of the fair market value of the common stock on the first day of the offering or 85% of the fair market value of our common stock on the purchase date. The initial offering period commenced on the effective date of the initial public offering, August 11, 2000. Through the end of December 31, 2005, we have issued a total of 399,112 shares under this plan, and 600,888 shares remain available for future issuance. The weighted average per share fair value for shares purchased under our Purchase Plan during 2005, 2004 and 2003 was $8.25, $6.36 and $5.33.

1996 Stock Option Plan

The 1996 Stock Option Plan (the "1996 Plan") was adopted in April 1996. The terms are similar to the 2000 Plan. At December 31, 2005, 2004 and 2003, 1,186,368, 1,199,665 and 1,212,085 options were outstanding under the 1996 Plan. The 1996 Plan was terminated upon our initial public offering and no new options can be granted under this plan. The termination of the 1996 Plan had no effect upon outstanding options under the plan.

1988 Stock Option Plan

The 1988 Stock Option Plan (the "1988 Plan") was adopted in February 1989. At December 31, 2005 and 2004, no options were outstanding. At December 31, 2003, 38,998 options were outstanding under the 1988 Plan. The 1988 Plan was terminated upon our initial public offering and no new options can be granted under this plan. The termination of the 1988 Plan had no effect upon outstanding options under the plan.

Stock Option Plan Activity Summary

A summary of activity under our stock option plans through December 31, 2005 is as follows:

		Outstanding Options	
	Shares Available for Grant	Number of Shares	Weighted Avg. Price per Share
Balance, December 31, 2002	1,227,867	4,850,665	$ 7.24
Shares terminated, 1988 and 1996 plans	(35,087)	—	—
Authorized	1,500,000	—	—
Granted	(1,201,500)	1,201,500	$15.06
Exercised	—	(304,829)	$ 5.28
Cancelled	450,326	(450,326)	$ 8.88
Balance, December 31, 2003	1,941,606	5,297,010	$ 8.99
Authorized	1,500,000	—	—
Granted	(2,550,500)	2,550,500	$21.45
Exercised	—	(157,461)	$ 5.50
Cancelled	216,705	(216,705)	$18.32
Balance, December 31, 2004	1,107,811	7,473,344	$13.04
Authorized	1,500,000	—	—
Granted	(1,250,000)	1,250,000	$17.06
Exercised	—	(67,144)	$ 7.46
Cancelled	190,551	(190,551)	$19.02
Balance, December 31, 2005	1,548,362	8,465,649	$13.55

The weighted-average fair value of options granted during 2005, 2004 and 2003 was $10.01, $12.96 and $9.55. The weighted-average exercise price of options exercisable during 2005, 2004 and 2003 was $8.89, $6.94 and $4.88.

The following table summarizes information about the stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 1.00 – $ 2.00	1,186,368	2.64	$ 1.62	1,186,368	$ 1.62
$ 3.81 – $ 7.21	519,986	5.32	$ 5.30	519,986	$ 5.30
$ 8.25 – $11.00	1,542,062	5.94	$10.14	1,437,743	$10.13
$11.10 – $15.00	1,419,732	7.10	$12.59	983,484	$12.34
$15.01 – $18.86	1,775,750	9.04	$17.89	125,792	$18.09
$18.87 – $23.76	976,720	8.61	$19.91	211,846	$20.68
$24.13 – $29.04	1,045,031	8.06	$24.19	108,571	$24.40
$ 1.00 – $29.04	8,465,649	6.85	$13.55	4,573,790	$ 8.89

Deferred Compensation

During the years ended December 31, 2000 and 1999, in connection with options granted to employees, we recorded deferred stock compensation of $2.6 million and $260,000, representing the difference between the exercise price of the options and the deemed fair value of the common stock. These amounts were amortized to operations over the vesting periods of the options on a straight-line basis.

We had no deferred stock compensation in 2005 and recorded amortization of deferred stock compensation of approximately $93,000 and $419,000 for the years ended December 31, 2004 and 2003.

Reserved Shares

At December 31, 2005, common stock subject to future issuance is as follows:

1996 Stock option plan	1,186,368
2000 Equity incentive plan	8,576,184
2000 Non-employee directors' stock option plan	251,459
2000 Employee stock purchase plan	600,888
	10,614,899

7. Income Taxes

We have incurred net losses since inception and, consequently, have not recorded any U.S. federal and state income taxes. Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets are as follows:

	December 31,	
	2005	2004
	(in thousands)	
Deferred tax assets		
Net operating loss carryforward	$ 105,464	$ 81,070
Tax credits	24,317	16,498
Capitalized research expenses	9,228	6,648
Other	803	794
Total deferred tax assets	139,812	105,010
Valuation allowance	(139,812)	(105,010)
Net deferred tax assets	$ —	$ —

The provision for income taxes differs from the expected tax expense amount computed by applying the statutory federal income tax rate to income (loss) before taxes as follows:

	December 31,	
	2005	2004
	(in thousands)	
Federal statutory tax expense	$(25,679)	$(23,737)
State tax, net of federal income tax benefit	(4,384)	(4,073)
Research and development credit	(4,922)	(3,453)
Valuation allowance	34,802	30,958
Other individually immaterial items	183	305
Provision for taxes	$ —	$ —

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $34.8 million and $31.0 million during 2005 and 2004.

As of December 31, 2005, we had net operating loss carryforwards of approximately $294.0 million for federal and $94.3 million for state income tax purposes. If not utilized, these carryforwards will begin to expire beginning in 2006 for federal purposes and 2006 for state purposes. Approximately $6.9 million of the federal and $4.6 million of the state net operating loss carryforwards represents the stock option deduction arising from activity under the Company's stock option plan, the benefit of which will increase additional paid in capital when realized.

We have research credit carryforwards of approximately $16.3 million and $11.8 million for federal and state income tax purposes. If not utilized, the federal carryforwards will expire in various amounts beginning in 2006. The state credit can be carried forward indefinitely.

The Internal Revenue Code limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event we have a change in ownership, utilization of the carryforwards could be restricted.

8. 401(k) Plan

We maintain a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees over the age of 21. Participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. We have made no employer contributions to the plan since its inception.

9. Quarterly Financial Information (unaudited)

Selected quarterly financial information is summarized below (in thousands except per share amounts):

	2005				2004			
Quarter ended	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
Total revenues	$ —	$ —	$ —	$ 19	$ 44	$ 44	$ 44	$ 31
Operating costs and expenses:								
Research and development	15,487	17,057	19,656	19,145	18,805	14,250	15,576	13,237
General and administrative	2,744	2,772	3,129	2,633	2,709	2,551	2,734	2,619
Total operating costs and expenses	18,231	19,829	22,785	21,778	21,514	16,801	18,310	15,856
Loss from operations	(18,231)	(19,829)	(22,785)	(21,759)	(21,470)	(16,757)	(18,266)	(15,825)
Interest income, net	1,992	1,901	1,834	1,335	708	695	540	558
Net loss	$(16,239)	$(17,928)	$(20,951)	$(20,424)	$(20,762)	$(16,062)	$(17,726)	$(15,267)
Net loss per common share, basic and diluted (1)	$ (0.31)	$ (0.34)	$ (0.40)	$ (0.42)	$ (0.47)	$ (0.37)	$ (0.41)	$ (0.35)
Weighted average shares used in computing net loss per common share, basic and diluted	52,028	51,995	51,964	48,966	43,777	43,714	43,691	43,621

(1) Net loss per common share for each quarter are calculated as a discrete period; the sum of four quarters may not equal the calculated full year amount

Exhibit 31.1

CERTIFICATIONS

I, Michael M. Wick, M.D., Ph.D., certify that:

1. I have reviewed this annual report on Form 10-K of Telik, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 3, 2006

/s/ MICHAEL M. WICK

Michael M. Wick, M.D., Ph.D.
Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Cynthia M. Butitta, certify that:

1. I have reviewed this annual report on Form 10-K of Telik, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 3, 2006

/s/ CYNTHIA M. BUTITTA

Cynthia M. Butitta
Chief Operating Officer and Chief Financial Officer

Exhibit 32.1

CERTIFICATION

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. § 1350), Michael M. Wick, M.D., Ph.D., Chairman and Chief Executive Officer of Telik, Inc. (the "Company"), and Cynthia M. Butitta, Chief Operating Officer and Chief Financial Officer of the Company, each hereby certifies that, to the best of his or her knowledge:

1. The Company's Annual Report on Form 10-K for the period ended December 31, 2005, to which this Certification is attached as Exhibit 32.1 (the "Annual Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Exchange Act, as amended; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

In Witness Whereof, the undersigned have set their hands hereto as of the 3rd day of March, 2006.

/s/ MICHAEL M. WICK	/s/ CYNTHIA M. BUTITTA
Michael M. Wick, M.D., Ph.D. **Chairman and Chief Executive Officer**	**Cynthia M. Butitta** **Chief Operating Officer and Chief Financial Officer**

This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Telik, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.

Corporate Directory and Information

Board of Directors

Michael M. Wick, M.D., Ph.D.
President, Chief Executive Officer and Chairman, Telik, Inc.

Edward W. Cantrall, Ph.D.
Biotechnology and Genomics Consultant

Robert W. Frick
Finance and Business Strategy Consultant
Former Vice Chairman and Chief Financial Officer, Bank of America

Steven R. Goldring, M.D.
Professor of Medicine, Harvard Medical School
Chief of Rheumatology, Beth Israel Deaconess Medical Center

Mary Ann Gray, Ph.D.
President, Gray Strategic Advisors, LLC

Richard B. Newman, Esq.
President and Chief Executive Officer, D&R Products Co., Inc.

Stefan Ryser, Ph.D.
Managing Partner, Bear Stearns Health Innoventures L.P.

Herwig von Morzé, Ph.D.
International Patent Consultant

Executive Officers

Michael M. Wick, M.D., Ph.D.
President, Chief Executive Officer and Chairman

Cynthia M. Butitta
Chief Operating Officer and Chief Financial Officer

Marc L. Steuer
Senior Vice President, Business Development

William P. Kaplan, Esq.
Vice President, General Counsel and Corporate Secretary

Key Personnel

Gail L. Brown, M.D.
Senior Vice President and Chief Medical Officer

Reinaldo F. Gomez, Ph.D.
Senior Vice President, Product Development

Michael K. Inouye
Senior Vice President, Commercial Operations

Paul M. Mendelman, M.D.
Senior Vice President, Clinical Development

Corporate Headquarters

Telik, Inc.
3165 Porter Drive
Palo Alto, CA 94304
Tel: 650-845-7700
Fax: 650-845-7800
Web: www.telik.com
Email: inquiry@telik.com

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
Stockholder Inquiries: 781-575-2879
Web: www.computershare.com/equiserve

Legal Counsel

Cooley Godward LLP
Palo Alto, CA

Independent Auditors

Ernst & Young LLP
Palo Alto, CA

Annual Meeting

Telik's annual stockholders meeting will be held on May 25, 2006 at 11:00 a.m. at company headquarters.

Report on Form 10-K

Additional information constituting part of this 2005 annual report is contained in Telik's Annual Report on Form 10-K for the year ended December 31, 2005, a copy of which is included herewith. Additional copies of the Form 10-K may be obtained by contacting us by mail, telephone, fax or Email.

Stock Market Information

Telik's common stock is traded on the Nasdaq National Market under the symbol TELK.

This annual report contains forward-looking statements. For this purpose, any statements contained in this annual report that are not statements of historical fact may be deemed to be forward-looking statements, including any statements regarding the potential for TELCYTA™ or TELINTRA™ to treat one or more types of cancer. Detailed information regarding factors that may cause actual results to differ materially from the results expressed or implied by statements in this annual report may be found in Telik's periodic filings with the Securities and Exchange Commission, including the factors described in the section entitled "Risk Factors" in its Annual Report on Form 10-K for the year ended December 31, 2005, a copy of which is provided with this annual report. Telik assumes no obligation to update or revise any forward-looking statements in this annual report.

©2006 Telik, Inc. All rights reserved. Telik, the Telik logo, TELCYTA, TELINTRA and TRAP are trademarks of Telik, Inc. All other brand or product names are trademarks of their respective holders.

TELIK

002CS-1

TELIK, INC.

3165 Porter Drive
Palo Alto, CA 94304

SEC MAIL PROCESSING SECTION
RECEIVED
APR 1 8 2006
WASH. D.C. 209

Notice of Annual Meeting of Stockholders to be Held on May 25, 2006

To the Stockholders of Telik, Inc.:

Notice is Hereby Given that the Annual Meeting of Stockholders of Telik, Inc., a Delaware corporation (the "Company"), will be held on Thursday, May 25, 2006 at 11:00 a.m. local time at the Company's principal executive offices at 3165 Porter Drive, Palo Alto, CA 94304 for the following purposes:

(1) To elect three directors to hold office until the 2009 Annual Meeting of Stockholders;

(2) To ratify the selection of Ernst & Young LLP as Independent Registered Public Accounting Firm of the Company for its fiscal year ending December 31, 2006;

(3) To approve an amendment to the Company's 2000 Non-Employee Directors' Stock Option Plan to increase the number of shares of common stock reserved for future issuance by 300,000 shares; and

(4) To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on March 28, 2006 as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment or postponement.

By Order of the Board of Directors

William P. Kaplan
Secretary

Palo Alto, California
April 14, 2006

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY OR VOTE BY TELEPHONE OR THE INTERNET AS INSTRUCTED IN THESE MATERIALS, AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR YOU TO VOTE BY MAIL. EVEN IF YOU HAVE VOTED BY PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD ON RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

Electronic Delivery of Stockholder Communications

Our annual meeting materials are available electronically. As an alternative to receiving printed copies of these materials in future years, you can elect to receive an e-mail which will provide an electronic link to these documents as well as allow you the opportunity to conduct your voting online. By registering for electronic delivery, you can conveniently receive stockholder communications as soon as they are available without waiting for them to arrive via postal mail. You can also reduce the number of documents in your personal files, eliminate duplicate mailings, help us reduce our printing and mailing expenses and conserve natural resources.

How to Register for Electronic Delivery

Stockholders of Record

You are a stockholder of record if you hold your shares in certificate form. If you vote on the Internet at *www.computershare.com/expressvote*, simply follow the directions for enrolling in the electronic delivery service. You also may enroll in the electronic delivery service at any time in the future by going directly to *www.computershare.com/expressvote* and following the instructions.

Beneficial Stockholders

You are a beneficial stockholder if your shares are held by a broker, bank or other nominee. Please check with your bank, broker or relevant nominee regarding the availability of this service.

If you have any questions about electronic delivery, please contact Telik's Investor Relations Department by phone at (650) 845-7700 or by email at *investors@telik.com*.

TELIK, INC.
3165 Porter Drive
Palo Alto, CA 94304

PROXY STATEMENT
FOR THE 2006 ANNUAL MEETING OF STOCKHOLDERS

May 25, 2006

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors of Telik, Inc., a Delaware corporation ("Telik" or the "Company"), for use at the Annual Meeting of Stockholders to be held on Thursday, May 25, 2006, at 11:00 a.m. local time (the "Annual Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at the Company's principal executive offices at 3165 Porter Drive, Palo Alto, CA 94304. The Company intends to mail this proxy statement and accompanying proxy card on or about April 14, 2006 to all stockholders entitled to vote at the Annual Meeting.

Solicitation

The Company will bear the entire cost of the solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of the Company's common stock ("Common Stock") beneficially owned by others to forward to the beneficial owners. The Company may reimburse persons representing beneficial owners of Common Stock for their costs of forwarding solicitation materials to the beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for these services.

Voting Rights and Outstanding Shares

Only holders of record of Common Stock at the close of business on March 28, 2006, will be entitled to notice of and to vote at the Annual Meeting. At the close of business on March 28, 2006, the Company had outstanding and entitled to vote 52,252,623 shares of Common Stock. Each holder of record of Common Stock on that date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to the proposal from the beneficial owner (even if the nominee has voted on another proposal for which it does have discretionary authority or for which it has received instructions). Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes have no effect and will not be counted toward the vote total for any proposal. Unless a contrary direction is indicated, the grant of a proxy will be counted as affirmative votes for all proposals.

Voting Via the Internet or by Telephone.

Stockholders may grant a proxy to vote their shares by means of the telephone or on the Internet. The laws of Delaware, under which the Company is incorporated, specifically permit electronically transmitted proxies, provided that each such proxy contains or is submitted with information from which the inspector of election can determine that the proxy was authorized by the stockholder.

The telephone and Internet voting procedures below are designed to authenticate stockholders' identities, to allow stockholders to grant a proxy to vote their shares and to confirm that stockholders' instructions have been recorded properly. Stockholders granting a proxy to vote via the Internet should understand there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholder.

For Shares Registered in Your Name

To vote on the Internet, stockholders of record may go to **http://www.computershare.com/expressvote** and follow the on-screen instructions. To vote by telephone, stockholders of record may call toll free 1-800-652-VOTE (8683) in the United States and Canada on a touch tone telephone and follow the simple instructions provided by the recorded message. You will need the login validation details provided on your proxy card to vote on the Internet or by telephone.

For Shares Registered in the Name of a Broker or Bank

Most beneficial owners whose stock is held in "street name" receive instructions for granting proxies from their banks, brokers or other agents, rather than using the Company's proxy card.

A number of brokers and banks are participating in a program provided through ADP Investor Communication Services that offers the means to grant proxies to vote shares through the telephone and Internet. If your shares are held in an account with a broker or bank participating in the ADP Investor Communication Services program, you may grant a proxy to vote those shares by telephone or via the Internet by contacting the website shown on the instruction form received from your broker or bank.

General Information for All Shares Voted Via the Internet or By Telephone

Votes submitted via the Internet or by telephone must be received by 12:00 noon, Eastern Time on May 24, 2006. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting.

Revocability of Proxies

Any person granting a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 3165 Porter Drive, Palo Alto, CA 94304, a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, by itself, revoke a proxy.

Stockholder Proposals

The deadline for nominating a director and submitting a stockholder proposal for inclusion in the Company's proxy statement and form of proxy for the Company's 2007 Annual Meeting of Stockholders pursuant to Rule 14a-8 of the Securities and Exchange Commission is December 17, 2006. Stockholders wishing to submit proposals or director nominations for potential consideration at the 2007 Annual Meeting of Stockholders, but not to be included in the related proxy statement and proxy must do so no sooner than

January 26, 2007 and no later than February 25, 2007. Stockholders are also advised to review the Company's Amended and Restated Bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and director nominations. A copy of the Company's Amended and Restated Bylaws is available without charge upon written request to: Corporate Secretary, Telik, Inc., 3165 Porter Drive, Palo Alto, CA 94304.

PROPOSAL 1

ELECTION OF DIRECTORS

Election of Directors

The Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that the Board of Directors of the Company (the "Board of Directors") shall be divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. Vacancies on the Board of Directors may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board of Directors to fill a vacancy (including a vacancy created by an increase in the number of directors) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until the director's successor is elected and has duly qualified, or until such directors' earlier death, resignation or removal.

The Board of Directors is presently composed of eight members. There are three directors, Drs. Ryser and Gray and Mr. Frick, whose term of office expires in 2006. They are being nominated for re-election at the Annual Meeting, and if elected, each of the nominees will serve until the 2009 Annual Meeting of Stockholders and until his or her successor is elected and has duly qualified, or until such director's earlier death, resignation or removal.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. If a nominee should be unavailable for election as a result of an unexpected occurrence, shares voted for the unavailable nominee will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that the nominee will be unable to serve.

Set forth below is biographical information for each person nominated for election and for each person whose term of office as a director will continue after the Annual Meeting.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF THE NAMED NOMINEES.**

Nominees for Election for a Three-Year Term Expiring at the 2009 Annual Meeting

Stefan Ryser, Ph.D., 46, has served as a member of the Board of Directors since September 1998 and is being nominated for re-election. Since April 2000, Dr. Ryser has served as a managing partner of Bear Stearns Health Innoventures L.P., a venture capital fund, and is a managing director of Bear Stearns Asset Management. Dr. Ryser served as an executive officer and a member of the board of International Biomedicine Management Partners, Inc., an investment management company, from January 1998 to April 2000. From January 1989 until December 1997, Dr. Ryser held various positions at F. Hoffmann-La Roche Ltd., a pharmaceutical company, including the Scientific Assistant to the President of Global Research and Development, and was responsible for maintaining the scientific liaison between F. Hoffmann-La Roche and Genentech, Inc. Dr. Ryser is a director of Achillion Pharmaceuticals, Inc., Raven Biotechnologies, Inc. and TolerRx, Inc., all privately held biotechnology companies. Dr. Ryser holds a Ph.D. degree in molecular biology from the University of Basel.

Robert W. Frick, 68, has served as a member of the Board of Directors since April 2003 and is being nominated for re-election. From 1963 to 1974 and from 1976 until his retirement in 1988, Mr. Frick served in various capacities at Bank of America, including Vice Chairman of the Board of Directors, Chief Financial Officer, head of the World Banking Group for Bank of America, Managing Director of BankAmerica International, and President of Bank of America's venture capital subsidiary. Mr. Frick is currently an Adjunct Professor of Business Strategy in the graduate business program at St. Mary's College, and serves as Chairman of K.E.S. Management Company and as Chairman and CEO of GAC Confections, L.L.C. He is a director of Charles Schwab Trust Company and Charles Schwab Bank, subsidiaries of The Charles Schwab Corporation, and Lucas Film Limited, all privately held companies. Mr. Frick holds a B.S. degree in Civil Engineering and an M.B.A. degree from Washington University in St. Louis, Missouri.

Mary Ann Gray, Ph.D., 53, has served as a member of the Board of Directors since August 2003 and is being nominated for re-election. From 1999 to 2003, Dr. Gray served as a Senior Analyst and Portfolio Manager for the Federated Kaufmann Fund. Prior to 1999, Dr. Gray led the biotechnology equity research groups at Raymond James & Associates, Warburg Dillon Read and Kidder Peabody. Currently, Dr. Gray is President of Gray Strategic Advisors, LLC. She also serves on the Board of Directors of Dyax Corporation and Acadia Pharmaceuticals, Inc. Dr. Gray began her career as a scientist focused on new cancer drug development at Schering-Plough Corporation and NeoRx Corporation. Dr. Gray holds a Ph.D. degree in pharmacology from the University of Vermont.

Directors Continuing in Office Until the 2007 Annual Meeting

Michael M. Wick, M.D., Ph.D., 60, has served as the Company's Chairman of the Board of Directors since January 2000. Dr Wick has served as the Company's Chief Executive Officer since July 1999 and as its President since June 1998. Dr. Wick served as the Company's Chief Operating Officer from December 1997 until June 1998, and as Executive Vice President, Research and Development, from December 1997 until June 1998. He has been a member of the Board of Directors since December 1997. Prior to joining the Company in December 1997, Dr. Wick was Senior Vice President of Research for CV Therapeutics, Inc., a biotechnology company, from May 1995 until May 1997. Dr. Wick served as Executive Director of oncology/immunology and clinical research at Lederle Laboratories from September 1990 until May 1995, and also directed the Cyanamid/Immunex joint oncology research program. Dr. Wick began his career at Harvard Medical School, where he served as an Associate Professor from July 1981 until June 1994 and Chief of the Melanoma Clinic and Laboratory of Molecular Dermatological Oncology at the Dana Farber Cancer Institute from September 1980 until September 1992. Dr. Wick holds a Ph.D. degree in chemistry from Harvard University and an M.D. degree from Harvard Medical School.

Richard B. Newman, 67, has served as a member of the Board of Directors since April 2003. Mr. Newman is currently President and Chief Executive Officer of D&R Products Co., Inc., which designs, develops and manufactures orthopedic, vascular and other surgical medical devices and instruments for major medical device and instrument manufacturers in the United States and Europe. He has served in this role since 1983. Mr. Newman holds an A.B. degree from Harvard College and an LL.B. degree from Harvard Law School.

Herwig von Morzé, Ph.D., 68, has served as a member of the Board of Directors since August 2004. Dr. von Morzé is currently an International Patent Consultant specializing in pharmaceutical patent strategy, patent prosecution and pharmaceutical product life cycle management. Dr. von Morzé was Co-Chair of Heller Ehrman's Patent and Trademark Practice Group from 1999 to 2003. He has directed patent prosecution and enforcement programs in the pharmaceutical industry for more than 25 years. Dr. von Morzé holds a Ph.D. degree in organic chemistry from the University of Vienna, Austria.

Directors Continuing in Office Until the 2008 Annual Meeting

Edward W. Cantrall, Ph.D., 74, has served as a member of the Board of Directors since May 2002. Dr. Cantrall has served as a consultant to biotechnology and genomics companies since May 1998. From

November 1997 to May 1998, Dr. Cantrall served as Vice President and General Manager for Molecular Informatics, Inc., a subsidiary of the Perkin-Elmer Corporation; and prior to the acquisition of Molecular Informatics by Perkin-Elmer Corporation in November 1997, he served as President and Chief Executive Officer of Molecular Informatics, Inc. He was Chief Executive Officer and President of the National Center for Genome Resources from January 1995 to November 1996. From September 1986 to July 1994 Dr. Cantrall served as Vice President of Operations at Lederle Laboratories, a division of American Cyanamid Company, a pharmaceutical company which was subsequently acquired by Wyeth Laboratories, Inc. He has served as a member of the Board of Managers of The Health Enterprise Group since 2000. His fields of expertise include pharmaceutical development and manufacturing. Dr. Cantrall holds a Ph.D. degree in organic chemistry from the University of Illinois and an M.B.A. degree in industrial management from Fairleigh Dickinson University.

Steven R. Goldring, M.D., 62, has served as a member of the Board of Directors since May 2002. Since 1996, Dr. Goldring has been a Professor of Medicine at Harvard Medical School and Chief of Rheumatology at Beth Israel Deaconess Medical Center. He has also served as the Director of the New England Baptist Bone and Joint Institute, in collaboration with the Beth Israel Deaconess Medical Center since its establishment in 1996. Dr. Goldring serves on the osteoporosis and rheumatology clinical advisory boards for Merck & Co., Inc. and Eli Lilly and Company, as well as an advisor to numerous biotechnology companies. He has established a clinical research program at Beth Israel Deaconess Medical Center. Dr. Goldring has served as a consultant or principal investigator in the pharmaceutical industry, foundation and National Institutes of Health sponsored research programs and as a consultant to numerous biotechnology and pharmaceutical companies. He received his medical training at Peter Bent Brigham Hospital and the Massachusetts General Hospital. He is the author of numerous scientific publications. Dr. Goldring holds an M.D. degree from Washington University School of Medicine.

Board of Directors Committees and Meetings

Independence of the Board of Directors and its Committees

The Nasdaq Stock Market ("Nasdaq") listing standards require that a majority of the members of a listed company's board of directors qualify as "independent," as determined by the board of directors.

After review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent registered public accounting firm, the Board of Directors has determined that all of the Company's directors are independent directors within the meaning of the applicable Nasdaq listing standards, except Dr. Wick, the Chairman of the Board of Directors and Chief Executive Officer of the Company.

As required under the Nasdaq listing standards, the Company's independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. The Company's independent directors met once during the fiscal year ended December 31, 2005. Persons interested in communicating with any director may address correspondence to the director in care of the Company at 3165 Porter Drive, Palo Alto, CA 94304.

The Board of Directors has three committees: an Audit Committee, a Compensation Committee and a Nominating Committee. Below is a description of each committee of the Board of Directors. The Board of Directors has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to the Company.

Audit Committee

The Audit Committee of the Board of Directors oversees the Company's corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee, among other things: evaluates the performance, and assesses the qualifications, of the Company's independent registered public accounting firm, determines and pre-approves the engagement of the independent registered public accounting firm to perform all proposed audit, review and attest services; reviews and pre-approves the retention of the independent registered public accounting firm to perform any proposed, permissible non-audit services; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm for the ensuing year; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in the Company's Annual Report on Form 10-K and recommends whether or not such financial statements should be so included; and discusses with management and the independent registered public accounting firm the results of the annual audit and review of the Company's quarterly financial statements.

Three directors comprise the Audit Committee: Drs. Cantrall and Ryser and Mr. Frick. The Audit Committee met seven times and acted once by written consent during the fiscal year ended December 31, 2005. The written Audit Committee Charter was amended and restated in February 2004, and it is attached as Appendix A to the proxy statement for the Company's annual meeting of stockholders held on May 26, 2005, as filed with the Securities and Exchange Commission on April 13, 2005.

The Board of Directors periodically reviews the Nasdaq listing standards' definition of independence for Audit Committee members and has determined that all members of the Company's Audit Committee are independent, as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards and Section 10(A)(3)(b)(1) of the Securities Exchange Act of 1934. The Board of Directors has determined that Dr. Cantrall qualifies as an "audit committee financial expert," as defined in applicable Securities and Exchange Commission rules. The Board of Directors made a qualitative assessment of Dr. Cantrall's level of knowledge and experience based on a number of factors, including his formal education and his service in executive capacities having financial oversight responsibilities. These positions include Chief Executive Officer, President and Vice President of Operations to, and member of the board of directors of, a number of biotechnology and genomics companies, pursuant to which Dr. Cantrall has experience supervising the preparation of financial reports. In addition, Dr. Cantrall holds an M.B.A. For further information on Dr. Cantrall's experience, please see his biography under "Directors Continuing in Office Until the 2008 Annual Meeting" above.

Compensation Committee

The Compensation Committee of the Board of Directors reviews, modifies and approves the overall compensation strategy and policies for the Company. The Compensation Committee, among other things: reviews and approves corporate performance goals and objectives relevant to the compensation of the Company's officers; determines and approves the compensation and other terms of employment of the Company's Chief Executive Officer; determines and approves the compensation and other terms of employment of the other officers of the Company; administers the Company's stock option and purchase plans, pension and profit sharing plans and other similar programs; and reviews and recommends to the Board of Directors appropriate insurance coverage for the Company's directors and officers.

Three directors currently comprise the Compensation Committee: Drs. Ryser and Goldring and Mr. Newman. Each of the members of the Compensation Committee is independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Compensation Committee met three times and acted four times by written consent during the fiscal year ended December 31, 2005.

Nominating Committee

The Nominating Committee of the Board of Directors is responsible for, among other things: identifying, reviewing and evaluating candidates to serve as directors of the Company; reviewing, evaluating and considering incumbent directors; recommending to the Board of Directors for selection candidates for election to the Board of Directors; making recommendations to the Board of Directors regarding the membership of the committees of the Board of Directors; and assessing the performance of the Board of Directors.

Three directors comprise the Nominating Committee: Drs. Ryser and Gray and Mr. Newman. All members of the Nominating Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Nominating Committee met twice during the fiscal year ended December 31, 2005. The Nominating Committee adopted a written Nominating Committee Charter in 2004, and it is attached as Appendix B to the proxy statement for the Company's annual meeting of stockholders held on May 26, 2005, as filed with the Securities and Exchange Commission on April 13, 2005.

The Nominating Committee has not established any specific minimum qualifications that must be met for recommendation for a position on the Board of Directors. Instead, in considering candidates for director the Nominating Committee will generally consider all relevant factors, including among others the candidate's applicable expertise and demonstrated excellence in his or her field, the usefulness of the expertise to the Company, the availability of the candidate to devote sufficient time and attention to the affairs of the Company, the candidate's reputation for personal integrity and ethics and the candidate's ability to exercise sound business judgment. Other relevant factors, including diversity, experience and skills, will also be considered. Candidates for director are reviewed in the context of the existing membership of the Board of Directors (including the qualities and skills of the existing directors), the operating requirements of the Company and the long-term interests of its stockholders.

The Nominating Committee uses its network of contacts (and those of other members of the Board of Directors) when compiling a list of potential director candidates and may also engage outside consultants (such as professional search firms). However, pursuant to its charter, the Nominating Committee also considers potential director candidates recommended by stockholders. All potential director candidates are evaluated based on the factors set forth above, and the Nominating Committee has established no special procedure for the consideration of director candidates recommended by stockholders.

The Nominating Committee will consider director candidates recommended by stockholders. Stockholders who wish to recommend individuals for consideration by the Nominating Committee to become nominees for election to the Board of Directors may do so by delivering a written recommendation to the Nominating Committee at the following address: 3165 Porter Drive, Palo Alto, CA 94304 at least 120 days prior to the anniversary date of the mailing of the Company's proxy statement for the last Annual Meeting of Stockholders. The deadline for nominating a director for the 2007 Annual Meeting of Stockholders is December 17, 2006. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of the Company's Common Stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Meetings of the Board of Directors and Committees of the Board of Directors

The Board of Directors met four times and acted once by written consent during the last fiscal year. Each Board member attended 75% or more of the aggregate of the meetings of the Board of Directors held during the period for which he or she was a director. Each committee member attended 75% or more of the aggregate of the meetings of the committees on which he or she served, held during the period for which he or she was a committee member.

Attendance at Annual Meeting

It is the Company's current policy to require directors to attend the Annual Meeting absent extraordinary circumstances. The 2005 Annual Meeting of Stockholders was attended by all but one of the members of the Board of Directors.

Stockholder Communications with the Board of Directors

The Nominating Committee of the Board of Directors has adopted a process by which stockholders may communicate with the Board of Directors or any of its individual directors. Stockholders who wish to communicate with the Board of Directors may do so by sending a written communication addressed as follows: Telik Board Communication, c/o Stockholder Communications Officer, 3165 Porter Drive, Palo Alto, CA 94304. All communications must state the number of shares owned by the stockholder making the communication. Telik's Stockholder Communications Officer, or SCO, will review each communication and forward the communication to the Board of Directors, to any individual director to whom the communication is addressed, and/or to any other officer of the Company considered by the SCO to be appropriate.

Code of Ethics

The Company has adopted the Telik, Inc. Code of Conduct, a code of ethics with which every employee, director and consultant is expected to comply. The Code of Conduct was filed with the Securities and Exchange Commission with the Company's Annual Report on Form 10-K in 2004.

Report of the Audit Committee of the Board of Directors*

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. The Company's management is responsible for the internal controls and the financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards and the issuance of a report thereon.

In this context, the Audit Committee met and held discussions with management and Ernst & Young LLP, the Company's independent registered public accounting firm. Management represented to the Audit Committee that the Company's financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees) as amended by Statement on Auditing Standards No. 90 (Audit Committee Communications).

In addition, the Audit Committee has discussed with the independent registered public accounting firm the firm's independence from the Company and its management, including the matters in the written disclosures that were received pursuant to the requirements of the Independence Standards Board No. 1 (Independence Discussions with Audit Committees) and considered the compatibility of non-audit services with the firm's independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for its audit. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of its examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee has recommended that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, for filing with the Securities and Exchange Commission.

---

* The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Audit Committee also has selected, subject to stockholder ratification, Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2006.

The Audit Committee:

Edward W. Cantrall
Stefan Ryser
Robert W. Frick

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2006, and has further directed management to submit to the stockholders for ratification the selection of an independent registered public accounting firm at the Annual Meeting. Ernst & Young LLP has audited the Company's financial statements since 1989. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Stockholder ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm is not required by the Company's Amended and Restated Bylaws or otherwise. However, the Board of Directors is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee and the Board of Directors will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee and the Board of Directors in their discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to ratify the selection of Ernst & Young LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Shares represented by executed proxies will be voted, if no abstention or vote against is marked, for the ratification of Ernst & Young LLP as the Company's independent registered public accounting firm.

Independent Registered Public Accounting Firm Fee Information

The following summarizes the fees billed by Ernst & Young LLP for audit, tax and other professional services during the years ended December 31, 2005 and 2004:

	December 31,	
	2005	2004
Audit Fees (1)	$495,000	$454,000
Audit-Related Fees (2)	—	—
Tax Fees (3)	—	—
All Other Fees (4)	—	—
Total Fees	$495,000	$454,000

(1) Audit Fees were for services associated with the annual audit, the reviews of the Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q and follow-on public offerings.

(2) There were no audit-related fees, as set forth in Item 9(e)(2) of Schedule 14A, for the fiscal years ended December 31, 2005 and 2004.

(3) Tax Fees would be for services in connection with tax compliance, tax planning and tax advice. As stated above, the Company incurred no such fees in the fiscal years ended December 31, 2005 and December 31, 2004.

(4) There were no other fees for services by Ernst & Young LLP for the fiscal years ended December 31, 2005 and December 31, 2004.

The charter of the Audit Committee requires that the Audit Committee pre-approve the engagement of the Company's independent registered public accounting firm, Ernst & Young LLP, to perform all proposed audit, review and attest services, as well as engagements to perform any proposed permissible non-audit services. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting. It is the Company's practice to present any such proposed engagement to the Audit Committee for approval, either at a regularly scheduled or special meeting.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.

PROPOSAL 3

APPROVAL OF AMENDMENT TO THE COMPANY'S 2000 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

In March 2000, the Board of Directors adopted, and the stockholders subsequently approved, the Company's 2000 Non-Employee Directors' Stock Option Plan, or the Directors' Plan. As of March 1, 2006, 300,000 shares of Common Stock were authorized for issuance under the Directors' Plan, options covering 48,541 shares of Common Stock had been exercised, options (net of canceled or expired options) covering an aggregate of 230,000 shares of Common Stock had been granted and outstanding under the Directors' Plan and only 21,459 shares of Common Stock (plus any shares that might in the future be returned to the Directors' Plan as a result of cancellations or expiration of options) remained available for future grant under the Directors' Plan.

In February 2006, the Board of Directors amended the Directors' Plan, subject to stockholder approval, to increase the number of shares of Common Stock authorized for issuance under the Directors' Plan by 300,000 shares. The Board of Directors believes that the increase in the number of shares available under the Directors' Plan will promote the interests of the Company and its stockholders and enable the Company to attract and retain the caliber of directors important to the Company's success.

Stockholders are requested in this Proposal 3 to approve the Directors' Plan, as amended. The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve the Directors' Plan, as amended. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted toward a quorum, but are not counted for any purpose in determining whether this matter has been approved.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3.

The material terms of the Directors' Plan, as amended, are summarized below. For a complete description, please refer to the actual Directors' Plan, which has been filed with the SEC as Appendix B to this proxy statement and may be accessed from the SEC's website at www.sec.gov. The following summary is qualified in its entirety by reference to the complete text of the Directors' Plan. Any stockholder that wishes to obtain a copy of the actual plan document may do so by written request to: Corporate Secretary, Telik, Inc., 3165 Porter Drive, Palo Alto, CA 94304.

General

The Directors' Plan provides for the automatic grant of nonstatutory stock options to the Company's non-employee directors. Options granted under the Directors' Plan are not intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code. See "Federal Income Tax Information" below for a discussion of the tax treatment of nonstatutory stock options.

Purpose

The Board of Directors adopted the Directors' Plan to secure and retain the services of qualified people capable of filling non-employee board positions and to provide incentives for these individuals to apply their maximum efforts for the success of Telik and its stockholders.

Administration

The Board of Directors administers the Directors' Plan. The Board of Directors has the power to construe and interpret the Directors' Plan. The Directors' Plan specifies the persons to whom or the dates on which options will be granted, the number of shares to be subject to each option, the time or times during the term of each option within which all or a portion of the option may be exercised, the exercise price and the type of consideration or the other terms of the option.

Eligibility

The Directors' Plan provides that options may be granted only to the Company's non-employee directors. A "non-employee director" is defined in the Directors' Plan as a director who is not otherwise an employee of Telik or any of the Company's affiliates. Currently, there are seven directors eligible to participate in the Directors' Plan.

Stock Subject to the Directors' Plan

Currently 300,000 shares of Common Stock are authorized for issuance under the Directors' Plan. Subject to this Proposal 3 to increase the shares authorized by 300,000, an aggregate of 600,000 shares of Common Stock is reserved for issuance under the Directors' Plan. If options granted under the Directors' Plan expire or otherwise terminate without being exercised, the shares of Common Stock not acquired pursuant to such options again become available for issuance under the Directors' Plan.

2000 Non-Employee Directors' Stock Option Plan

Plan Category	Total Number of Options Granted and Outstanding as of December 31, 2005	Average Exercise Price per Share (1)	Number of Options to be Granted in 2006
Edward W. Cantrall, Ph.D.	35,000	$13.41	5,000
Robert W. Frick	30,000	$15.38	5,000
Steven R. Goldring, M.D.	35,000	$13.41	5,000
Mary Ann Gray, Ph.D.	30,000	$18.98	5,000
Richard B. Newman	30,000	$15.38	5,000
Stefan Ryser, Ph.D.	45,000	$11.00	5,000
Herwig von Morzé, Ph.D.	25,000	$17.79	5,000
Total	230,000		35,000

(1) All options were granted at the closing fair market value on the date of grant.

Terms of Options

The following is a description of the terms of options under the Directors' Plan. Individual option grants may not be more restrictive than the terms described below:

Option Grants. Subject to stockholder approval of this Proposal, pursuant to the terms of the Directors' Plan, each person who for the first time becomes a non-employee director will be granted, upon the date of his or her initial appointment or election to be a non-employee director, a one-time option to purchase 20,000 shares of Common Stock. In addition, on the day following each annual meeting of the stockholders, each person who continues to serve as a non-employee director on that date will be granted, without further action of the board of directors, an option to purchase 5,000 shares of Common Stock; *provided, however,* that if the person has not been serving as a non-employee director for the entire period since the preceding annual meeting, then the number of shares subject to the annual grant shall be reduced pro rata for each full quarter prior to the date of grant during which the person did not serve as a non-employee director.

Exercise Price; Payment. Options granted under the Directors' Plan are granted at the fair market value of the stock on the date of the grant as reported on the Nasdaq National Market. The exercise price of options granted under the Directors' Plan must be paid (i) in cash or check at the time the option is exercised, (ii) by delivery of other Common Stock or (iii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of Common Stock, results in either the receipt of cash (or check) or the receipt of irrevocable instructions to pay the aggregate exercise price from the sales proceeds.

Option Exercise. Options granted under the Directors' Plan become exercisable in cumulative increments, or "vest," during the optionholder's service as a director of the Company or during any subsequent employment of the optionholder and/or service by the optionholder as an employee or a consultant to the Company or an affiliate of the Company (collectively, "service"), provided there is no interruption or termination of such service. Options granted under the Directors' Plan vest at a rate of 1/4 (25%) one year after the date of grant of the option and 1/48 per month thereafter over a period of three years, so that the options become fully vested after four years of service. Options granted under the Directors' Plan do not permit exercise prior to vesting. To the extent provided by the terms of an option, an optionholder may satisfy any federal, state or local tax withholding obligation relating to the exercise of the option (in addition to the Company's right to withhold from any compensation paid to the optionholder by the Company) by cash payment upon exercise, by authorizing the Company to withhold a portion of the stock otherwise issuable to the optionholder, by delivering already-owned Common Stock or by a combination of these means.

Term. The term of options under the Directors' Plan is ten years. Options granted under the Directors' Plan terminate three months after termination of the optionholder's service unless (i) termination of service is due to the optionholder's disability, in which case the option may be exercised (to the extent the option was exercisable at the time of the termination of service) at any time within twelve months of the termination of service; or (ii) the optionholder dies before the optionholder's service has terminated, or within three months after termination of the optionholder's service, in which case the option may be exercised (to the extent the option was exercisable at the time of the optionholder's death) within eighteen months of the optionholder's death by the optionholder's estate, by a person who acquired the right to exercise the option by bequest or inheritance or by a person designated to exercise the option upon the optionholder's death.

Each optionholder's option agreement provides that if the exercise of the option following the termination of the optionholder's service would be prohibited because the issuance of stock would violate the registration requirements under the Securities Act of 1933, as amended, then the option will terminate on the earlier of (i) the expiration of the term of the option or (ii) three months after the termination of the optionholder's service during which the exercise of the option would not be in violation of the registration requirements.

Other Provisions. The option agreement may contain such other terms, provisions and conditions not inconsistent with the Directors' Plan as determined by the Board of Directors.

Restrictions on Transfer

An option is transferable only by will or by the laws of descent and distribution and, during the lifetime of the optionholder, only as the option by its terms specifically provides. However, the optionholder may, by delivering written notice to the Company in a form satisfactory to the Company, designate a third party who, in the event of the death of the optionholder, will thereafter be entitled to exercise the option.

Adjustments

Transactions in which the Company does not receive consideration, such as certain recapitalizations, stock dividends, stock splits or change in corporate structure, may change the class and number of shares of Common Stock subject to the Directors' Plan and outstanding options. If these transactions occur, the Directors' Plan will be appropriately adjusted as to the class and the maximum number of shares of Common Stock subject to the Directors' Plan and outstanding options. The options thereafter issuable under the Directors' Plan will similarly be adjusted as to the class, number of shares and price per share of Common Stock subject to the options.

Effect of Certain Corporate Events

The Directors' Plan provides that in the event of a dissolution or liquidation of the Company, all outstanding options under the Directors' Plan will terminate. The Directors' Plan provides that, in the event of (i) a sale, lease or other disposition of substantially all of the Company's securities or assets, (ii) a merger or consolidation in which Telik is not the surviving corporation or (iii) a reverse merger in which the Company is the surviving corporation but the shares of Common Stock outstanding prior to the merger are converted by virtue of the merger into other property, such as securities or cash, any surviving or acquiring corporation may assume options outstanding under the Directors' Plan or may substitute similar options (including an option to acquire the same consideration paid to the stockholders in the transaction) for those options then outstanding under the Directors' Plan. If any surviving or acquiring corporation in such a transaction does not assume the options or substitute similar options, then for options held by optionholders whose service has not terminated, the vesting of the options (and, if applicable, the time during which the options may be exercised) will be accelerated in full and the options will terminate if not exercised at or prior to the transaction's effective date.

Duration, Amendment and Termination

The Board of Directors may terminate or periodically suspend the Directors' Plan at any time without stockholder approval or ratification. Unless sooner terminated, the Directors' Plan will terminate on the day before the tenth anniversary of its adoption by the Board of Directors. Any termination or suspension of the Directors' Plan will not impair the rights or obligations related to options granted while the Plan was in effect except with the consent of the option holder.

The Board of Directors may also amend the Directors' Plan at any time. However, except for the adjustments described in the two preceding sections, no amendment of the Directors' Plan will be effective unless approved by the Company's stockholders to the extent stockholder approval is necessary to satisfy the requirements of Rule 16b-3 of the Securities Exchange Act of 1934, as amended, or any Nasdaq National Market or securities exchange listing requirements. The Board of Directors may submit any other amendment to the Directors' Plan for stockholder approval. However, no amendment of the Directors' Plan or any outstanding option may impair the rights under any option granted under the Directors' Plan prior to the amendment unless the optionholder consents in writing.

Federal Income Tax Information

All options granted under the Directors' Plan are nonstatutory stock options and generally have the following federal income tax consequences:

There are no tax consequences to the optionholder or the Company by reason of the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the optionholder normally will recognize taxable ordinary income equal to the excess of the stock's fair market value on the date of exercise over the option exercise price. If the optionholder becomes an employee, the Company is required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Internal Revenue Code and the satisfaction of a tax reporting obligation, the Company will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the optionholder.

Upon disposition of the stock, the optionholder will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for the stock plus any amount recognized as ordinary income upon exercise of the option. The gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

At present, long-term capital gains are generally subject to lower tax rates than ordinary income or short-term capital gains. The maximum long-term capital gains rate for federal income tax purposes is currently 15% while the maximum ordinary income rate and short-term capital gains rate is effectively 35%.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of December 31, 2005.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (1)
Equity compensation plans approved by security holders	8,465,649	$13.55	2,149,250(2)
Equity compensation plans not approved by security holders	-0-	N/A	-0-
Total:	8,465,649	$13.55	2,149,250(2)

(1) Each year on January 1, until January 1, 2010, the aggregate number of shares of Common Stock that may be issued pursuant to stock awards under the 2000 Equity Incentive Plan is automatically increased by the lesser of 1,500,000 shares or 5% of the total number of shares of Common Stock outstanding on that date, or such lesser amount as may be determined by the Board of Directors. In addition, each year on January 1, until January 1, 2010, the aggregate number of shares of Common Stock that may be issued pursuant to stock awards under the 2000 Employee Stock Purchase Plan is automatically increased by the lesser of 150,000 shares or 1% of the total number of shares of Common Stock outstanding on that date, or such lesser amount as may be determined by the Board of Directors.

(2) Includes 600,888 shares issuable under the 2000 Employee Stock Purchase Plan.

MANAGEMENT

The following table sets forth information regarding the Company's executive officers and key personnel.

Name	Age	Position
Executive Officers:		
Michael M. Wick, M.D., Ph.D.	60	President, Chief Executive Officer and Chairman
Cynthia M. Butitta	51	Chief Operating Officer and Chief Financial Officer
Marc L. Steuer	59	Senior Vice President, Business Development
William P. Kaplan, Esq.	52	Vice President, General Counsel and Corporate Secretary
Key Personnel:		
Gail L. Brown, M.D.	55	Senior Vice President and Chief Medical Officer
Reinaldo F. Gomez, Ph.D.	60	Senior Vice President, Product Development
Michael K. Inouye	50	Senior Vice President, Commercial Operations
Paul M. Mendelman, M.D.	58	Senior Vice President, Clinical Development

Set forth below is biographical information for each of the executive officers and key personnel.

Biographical information about Dr. Wick is included under the caption "Directors Continuing in Office Until the 2007 Annual Meeting."

Cynthia M. Butitta has served as the Company's Chief Operating Officer and Chief Financial Officer since March 2001. She has served as the Company's Chief Financial Officer since August 1998. From September 1997 through February 2001, Ms. Butitta provided financial consulting services as a partner in Altair Capital Associates LLC, which she co-founded in November 1998, and Butitta Consulting Services LLC, which she founded in September 1997. From December 1995 until September 1997, Ms. Butitta was Vice President of Finance and Administration and Chief Financial Officer for Connetics, Inc., a biotechnology company. From June 1994 until December 1995, she was Vice President of Finance and Administration and Chief Financial Officer for InSite Vision, Inc., a biotechnology company. From June 2000 to February 2002, Ms. Butitta was a director of Catalyst Semiconductor, Inc., a semiconductor products company. Ms. Butitta holds a B.S. degree in business and accounting from Edgewood College and an M.B.A. degree in finance from the University of Wisconsin, Madison.

Marc L. Steuer has served as the Company's Senior Vice President, Business Development since October 2002. Prior to joining the Company, from 1994 to 2002, Mr. Steuer was associated with Pharmacyclics, Inc., a biotechnology company, most recently as Senior Vice President, Business Development. From 1992 to 1994, Mr. Steuer was with SciClone Pharmaceuticals, Inc., a biopharmaceutical company, serving as Vice President, Finance and Chief Financial Officer and later as Executive Vice President, Business Development and Commercial Affairs. He also has held senior management positions at Pilkington Visioncare Group, a major division of Pilkington, plc, Syntex Corporation and international management consulting firms. Mr. Steuer currently serves on the Board of Directors of EORM, Inc., a private, non-biotechnology company. He holds B.S. and M.S. degrees in electrical engineering from Columbia University and an M.B.A. degree from New York University.

William P. Kaplan, Esq. has served as the Company's Vice President and General Counsel since February 2006 and Vice President, Legal Affairs since April 2003. Mr. Kaplan has also served as the Company's Corporate Secretary since May 2003. From 2000 to 2003 Mr. Kaplan was Vice President, General Counsel and Corporate Secretary of iPrint Technologies, a developer of Internet print technology. Prior to iPrint, Mr. Kaplan served as Vice President and General Counsel of Resumix, a publisher of enterprise human resources software subsequently acquired by Yahoo!. He also served as General Counsel of Netcom On-Line Communication Services, an Internet service provider, and Ungermann-Bass, a global manufacturer of network and telecommunications equipment. Mr. Kaplan has practiced law since 1982. He holds a B.A. degree in mathematics from the University of California, Santa Barbara, and a Juris Doctor degree from the School of Law at the University of California, Davis.

Gail L. Brown, M.D. has served as the Company's Senior Vice President and Chief Medical Officer since November 2001. Dr. Brown has served as a consultant to the Company on matters related to clinical development of the Company's product candidates since October 1998. Prior to joining the Company, Dr. Brown was a Managing Director at The Palladin Group, LP, and Tanager Capital Group, LLC, entities specializing in investment advisory services, from January 2001 to October 2001. She was a co-founder and partner of Altair Capital Associates LLC, specializing in biotechnology investment advisory services, from November 1998 to January 2001. Dr. Brown has served as a consultant and a member of clinical and scientific advisory boards at numerous public and private biotechnology companies from 1995 to 2001. She began her career at the Harvard Medical School, where she served on the faculty in the Department of Medicine, Division of Hematology and Oncology from 1980 to 1995. Dr. Brown received her M.D. degree from The University of Rochester School of Medicine and an M.B.A. degree in finance from St. Mary's College of California School of Economics and Business Administration.

Reinaldo F. Gomez, Ph.D. has served as the Company's Senior Vice President, Product Development since January 2002 and as Vice President, Product Development since September 2000. He served as the Company's Vice President, Corporate Alliances from January 1998 until September 2000 and as Vice President, Research and Development from September 1996 until December 1997. From August 1995 to September 1996, Dr. Gomez served as the Company's Vice President, Project Management. Dr. Gomez served as the Company's Chief Executive Officer from July 1992 to August 1995. He served as the Company's President from May 1991 until August 1995, and as one of the Company's directors from May 1991 until January 1997. Over a ten-year period prior to that, Dr. Gomez held various research positions at Genentech, Inc., a biotechnology company, including Vice President of Discovery Research. During his tenure at Genentech, Dr. Gomez directed that company's major drug development effort for tissue plasminogen activator (t-PA), which led to the filing of the application for FDA marketing approval in 1986. He previously served on the faculty of the Massachusetts Institute of Technology ("MIT") as Associate Professor in Nutrition and Food Science. Dr. Gomez received his B.S. and M.S. degrees in food science from the University of Florida and his Ph.D. in nutrition and food science from MIT.

Michael K. Inouye has served as the Company's Senior Vice President, Commercial Operations since March 2006. From 1995 to 2004, Mr. Inouye was with Gilead Sciences, Inc., a biopharmaceutical company, most recently as Senior Vice President, Commercial Operations. Mr. Inouye joined Gilead in 1995 as Vice President, Sales and Marketing and was promoted to Senior Vice President, Sales and Marketing in November 2000. Prior to joining Gilead, Mr. Inouye was Vice President, Sales and Marketing at InSite Vision, Inc. from 1994 to 1995. From 1980 to 1994, Mr. Inouye was with Merck and Co., Inc., where he held various sales and marketing management positions, including Senior Director, Marketing Planning and Senior Region Director, Field Sales. He has a B.S. in Food Science and Technology from the University of California, Davis and an M.B.A. from California Polytechnic University in Pomona.

Paul M. Mendelman, M.D. has served as the Company's Senior Vice President, Clinical Development, since April 2005. From 1996 until 2005, Dr. Mendelman was vice president and therapeutic group leader, clinical development, infectious diseases and vaccines at MedImmune Vaccines. Dr. Mendelman managed the clinical development group for FluMist®, the intranasal influenza viral vaccine that was licensed in June 2003 in the U.S. Previously, Dr. Mendelman was a senior research physician in infectious diseases and vaccines for Merck Research Laboratories. Before joining Merck, he was an associate professor of pediatrics at the University of Washington, School of Medicine in Seattle where he conducted NIH funded research on the cell wall biology of Haemophilus influenza. Dr. Mendelman has over 25 years of experience in academic, clinical and pharmaceutical research with a specialization in pediatric infectious diseases. He is board certified in pediatrics and pediatric infectious diseases and holds an M.D. and a B.S. from Ohio State University.

The Company's executive officers are appointed by the Board of Directors and serve until their successors are elected or appointed. There are no family relationships among any of the Company's directors or executive officers. Dr. Brown, one of the Company's key personnel, is the spouse of Dr. Wick, the Company's President, Chief Executive Officer and Chairman. No director has a contractual right to serve as a member of the Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company's Common Stock by: (i) each director; (ii) each nominee for director; (iii) each of the executive officers named in the Summary of Compensation Table; (iv) all executive officers and directors of the Company as a group; and (v) all those known by the Company to be beneficial owners of more than five percent of its Common Stock. All of the information in this table is as of March 1, 2006.

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, shares are deemed to be beneficially owned by a person if that person has the right to acquire shares (for example, upon exercise of an option) within sixty days of the date that information is provided. In determining the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by the person (and only that person) by reason of such acquisition rights. As a result, the percentage of outstanding shares held by any person in the table below does not necessarily reflect the person's actual voting power. As of March 1, 2006, there were 52,251,623 shares of Common Stock outstanding.

Beneficial Owner (1)	Number of Shares Owned (2)	Right to Acquire within 60 days (3)	Beneficial Ownership Total	Percent of Total
Entities affiliated with Eastbourne Capital Management, L.L.C. (4) 1101 Fifth Avenue, Suite 160, San Rafael, CA 94901-2916	6,271,909	—	6,271,909	12.0%
Entities affiliated with Oppenheimer Funds, Inc. (5) Two World Financial Center, 225 Liberty Street, 11th Floor, New York, NY 10281-1008	5,031,020	—	5,031,020	9.63%
Entities affiliated with Franklin Resources, Inc., (6) One Franklin Parkway, San Mateo, CA 94403-1906	4,862,725	—	4,862,725	9.31%
Entities affiliated with Delaware Management Holdings, (7) 2005 Market Street, Philadelphia, PA 19103-7098	3,935,235	—	3,935,235	7.53%
Entities affiliated with Farallon Capital Management, L.L.C and Farallon Partners, L.L.C. (8) One Maritime Plaza, Suite 1325, San Francisco, CA 94111-3503	2,990,200	—	2,990,200	5.72%
William Blair & Company, L.L.C. (9) 222 W. Adams Street, Chicago, IL 60606-5307	2,918,674	—	2,918,674	5.59%
Michael M. Wick, M.D., Ph.D.	73,207(10)	1,672,438(11)	1,745,645	3.24%
Cynthia M. Butitta	31,573	435,834	467,407	*
Marc L. Steuer	—	174,999	174,999	*
William P. Kaplan, Esq.	2,685	80,626	83,311	*
Edward W. Cantrall, Ph.D.	34,000(12)	25,625	59,625	*
Robert W. Frick	10,000	17,396	27,396	*
Steven R. Goldring, M.D.	—	25,625	25,625	*

Beneficial Owner (1)	Number of Shares Owned (2)	Right to Acquire within 60 days (3)	Beneficial Ownership Total	Percent of Total
Mary Ann Gray, Ph.D.	5,000	15,729	20,729	*
Richard B. Newman, Esq.	23,472(13)	17,396	40,868	*
Stefan Ryser, Ph.D.	2,000	35,938	37,938	*
Herwig von Morzé, Ph.D	—	8,333	8,333	*
All executive officers and directors as a group (11 persons)	181,937	2,509,939	2,691,876	4.92%

* Less than one percent.

(1) This table is based upon information supplied by officers, directors, principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 52,251,623 shares outstanding on March 1, 2006.

(2) Excludes shares issuable pursuant to stock options exercisable within 60 days of March 1, 2006.

(3) Shares issuable pursuant to stock options exercisable within 60 days of March 1, 2006.

(4) The amount shown and the following information were provided by Eastbourne Capital Management, L.L.C. pursuant to a Schedule 13G/A dated February 8, 2006, indicating beneficial ownership as of December 31, 2005. The Schedule 13G/A indicates that Eastbourne Capital Management, L.L.C. has shared voting and dispositive power with respect to 6,271,909 shares. According to the Schedule 13G/A, Richard Jon Barry holds shared voting and dispositive power with respect to 6,271,909 shares and Black Bear Offshore Master Fund, L.P. holds shared voting and dispositive power with respect to 4,184,199 shares.

(5) The amount shown and the following information were provided by OppenheimerFunds, Inc. pursuant to a Schedule 13G dated February 6, 2006, indicating beneficial ownership as of December 31, 2005. The Schedule 13G indicates that OppenheimerFunds, Inc. has shared voting and dispositive power with respect to 5,031,020 shares. According to the Schedule 13G, Oppenheimer Global Opportunities Fund has shared voting and dispositive power with respect to 5,000,000 shares.

(6) The amount shown and the following information were provided by Franklin Resources, Inc. pursuant to a Schedule 13G/A dated February 13, 2006 indicating beneficial ownership as of December 31, 2005. The securities reported are beneficially owned by one or more open or closed-end investment companies or other managed accounts that are investment advisory clients of investment advisers that are direct and indirect subsidiaries (each, an "Adviser Subsidiary" and, collectively, the "Adviser Subsidiaries") of Franklin Resources, Inc. ("FRI"). Advisory contracts grant to the Adviser Subsidiaries all investment and/or voting power over the securities owned by such advisory clients. Therefore, for purposes of Rule 13d-3 under the Act, the Adviser Subsidiaries may be deemed to be the beneficial owners of the Securities. The voting and investment powers held by Franklin Mutual Advisers, LLC ("FMA"), an indirect wholly-owned Adviser Subsidiary, are exercised independently from FRI and from all other Adviser Subsidiaries (FRI, its affiliates and the Adviser Subsidiaries other than FMA are collectively, "FRI affiliates"). Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities advised by FRI subsidiaries. FRI, the Principal Shareholders and each of the Adviser Subsidiaries disclaim any pecuniary interest in any of the Securities.

(7) Delaware Management Holdings is a holding company and Delaware Management Business Trust is an investment advisor. Both entities may be deemed to beneficially own 3,935,235 shares.

(8) The amount shown and the following information were provided by Farallon Capital Partners, L.P. pursuant to a Schedule 13G/A dated January 25, 2006, indicating beneficial ownership as of

December 31, 2005. The Schedule 13G/A Indicates that Farallon Capital Partners, L.P. ("FCP") has shared voting and dispositive power with respect to 743,100 shares; Farallon Capital Institutional Partners, L.P. ("FCIP") has shared voting and dispositive power with respect to 544,000 shares; Farallon Capital Institutional Partners II, L.P. ("FCIP II") has shared voting and dispositive power with respect to 59,400 shares; Farallon Capital Institutional Partners III, L.P. ("FCIP III") has shared voting and dispositive power with respect to 61,400 shares; Tinicum Partners, L.P. ("Tinicum") has shared voting and dispositive power with respect to 22,100 shares; Farallon Capital Offshore Investors II, L.P. ("FCOI II") has shared voting and dispositive power with respect to 510,174 shares; Noonday Capital Partners, L.L.C. ("Noonday Fund") has shared voting and dispositive power with respect to 14,800 shares; Farallon Capital Management, L.L.C. ("Management Company") has shared voting and dispositive power with respect to 1,035,226 shares; Farallon Partners, L.L.C. ("Farallon General Partner") has shared voting and dispositive power with respect to 1,954,974 shares; Noonday G.P. (U.S.), L.L.C. ("First Noonday Sub-Adviser") has shared voting and dispositive power with respect to 330,000 shares; Noonday Asset Management, L.P. ("Second Noonday Sub-Adviser") has shared voting and dispositive power with respect to 330,000 shares; Noonday Capital L.L.C. (Nonnday General Partner) has shared voting and dispositive power with respect to 330,000 shares; Messrs, Ding, Duhamel, Ellwein, Fried, Mellin, Millham, Moment, Patel, Schrier, Steyer and Wehrly and Ms. Landry (each of whom is a managing member of both the Farallon General Partner and the management Company and are referred to herein as "Farallon Individual Reporting Persons") each have shared voting and dispositive power with respect to 2,990,200 shares. Messrs. Cohen and Mittal (each of whom is a managing member of both the First Noonday Sub-Adviser and the Noonday General Partner and are referred to herein as the "Noonday Individual Reporting Persons") each have shared voting and dispositive power with respect to 330,000 shares. The shares reported for the Funds are owned directly by the Funds and those reported by the Management Company on behalf of certain accounts managed by the Management Company (the "Managed Accounts") are owned directly by the Managed Accounts. The Farallon General Partner, as general partner to the Farallon Funds and managing member of the Noonday Fund, may be deemed to be the beneficial owner of all such Shares owned by the Funds. The Management Company, as investment adviser to the Managed Accounts, may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. The First Noonday Sub-adviser and the Second Noonday Sub-adviser, as sub-investment advisers to the Funds and the Managed Accounts, may be deemed to be the beneficial owner of all such Shares owned by the Noonday Fund and certain of such Shares owned by the Farallon Funds and the Managed Accounts. The Noonday General Partner, as general partner to the Second Noonday Sub-adviser, may be deemed to be the beneficial owner of all such Shares owned by the Noonday Fund and certain of such Shares owned by the Farallon Funds and the Managed Accounts. The Farallon Individual Reporting Persons, as managing members of both the Farallon General Partner and the Management Company, may each be deemed to be the beneficial owner of all such Shares owned by the Funds and the Managed Accounts. The Noonday Individual Reporting Person, as the managing member of both the First Noonday Sub-adviser and the Noonday General Partner, may be deemed to be the beneficial owner of all such Shares owned by the Noonday Fund and certain of such Shares owned by the Farallon Funds and the Managed Accounts. Each of the Farallon General Partner, the Management Company, the Noonday Sub-adviser Entities and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

(9) Information derived from a Schedule 13G filed on February 14, 2006 indicating beneficial ownership as of December 31, 2005.

(10) Includes 46,816 shares held by Dr. Wick's spouse.

(11) Includes 479,688 shares issuable to Dr. Wick's spouse pursuant to stock options exercisable within 60 days of March 1, 2006.

(12) Includes 20,000 shares held by Dr. Cantrall's spouse.

(13) Includes 15,000 shares held by the D&R Products Co., Inc. 401(k) and Profit Sharing Plan, of which Mr. Newman and his wife are trustees.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms furnished to the Company and written representations that no Forms 5 were required, the Company believes that all Forms 3, 4 and 5 required to be filed were filed on time during the fiscal year ended December 31, 2005.

EXECUTIVE COMPENSATION

Compensation of Directors

Employee directors do not receive any separate compensation for their Board of Directors activities. Non-employee directors receive the compensation described below.

In 2005, each non-employee director of the Company was entitled to receive quarterly cash compensation of $6,250 from the Company for serving on the Board of Directors. At the request of Dr. Ryser, the Company donated to various charitable organizations the cash compensation payable to Dr. Ryser as a non-employee director of the Company. The members of the Board of Directors are also eligible for reimbursement of their expenses incurred in connection with attendance at Board of Directors and Committee meetings in accordance with Company policy.

Each non-employee director of the Company also was entitled to receive stock option grants under the 2000 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). Only non-employee directors of the Company or an affiliate of such directors (as defined in the Internal Revenue Code) are eligible to receive options under the Directors' Plan. Options granted under the Directors' Plan are not intended by the Company to qualify as incentive stock options under the Internal Revenue Code.

Option grants under the Directors' Plan are non-discretionary. Each person who is elected or appointed to serve as a non-employee director for the first time will be granted an option to purchase 20,000 shares of Common Stock upon such election or appointment. On the day following each Annual Meeting (or the next business day should such date be a legal holiday), each member of the Company's Board of Directors who is not an employee of the Company or, where specified by the non-employee director, an affiliate of the director, is automatically granted under the Directors' Plan, without further action by the Company, the Board of Directors or the stockholders of the Company, an option to purchase 5,000 shares of Common Stock or an option to purchase an amount of shares prorated for the part of the year served as a non-employee director.

The exercise price of options granted under the Directors' Plan is 100% of the fair market value of the Common Stock subject to the option on the date of the option grant (determined in accordance with the terms of the Directors' Plan based on the closing sales price reported on the Nasdaq National Market). The options have a term of 10 years. Options granted under the Directors' Plan vest as follows: 25% of the shares subject to each option will vest on the first anniversary of the grant date and the remainder will vest in equal monthly installments over the next three years. The vesting of each option will cease on the date the non-employee director holding the option ceases to provide services (whether as a director or consultant) to the Company or one of the Company's affiliates. Options terminate three months after the non-employee director's service with the Company or its affiliates terminates. However, if termination of service is due to the non-employee director's death, or if the non-employee director dies within three months after his or her service terminates, the exercise period will be extended to 18 months following death. No option is exercisable after the expiration of 10 years from the date it was granted. In the event of a merger of the Company with or into another corporation or a consolidation, acquisition of assets or other change of control transaction involving the Company, the options outstanding under the Directors' Plan may be assumed or substituted by the surviving entity. Otherwise, the vesting of the options held by those directors whose continuous service has not terminated accelerate in full and the options terminate if not exercised at or prior to the change of control transaction.

On May 27, 2005, the Company granted options covering 5,000 shares to each of Drs. Cantrall, Goldring, Gray, Ryser and von Morzé and Messrs. Frick and Newman at an exercise price of $14.56 per share. The exercise price per share for each option is equal to the fair market value of the Company's Common Stock on the date of grant, and is determined in accordance with the terms of the Directors' Plan based on the closing sales price reported on the Nasdaq National Market.

As of March 1, 2006, options to purchase a total of 230,000 shares of the Company's Common Stock were outstanding under the Directors' Plan. As of March 1, 2006, options covering 48,541 shares had been exercised under the Directors' Plan.

COMPENSATION OF EXECUTIVE OFFICERS

Summary of Compensation

The following table sets forth, for the fiscal years ended December 31, 2005, 2004 and 2003, compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and its four other most highly compensated executive officers at December 31, 2005 (the "Named Executive Officers"). There were no other executive officers during this period.

		Annual Compensation		Long-Term Compensation	
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Securities Underlying Options	All Other Compensation ($)
Michael M. Wick	2005	475,000	475,000	125,000(2)	—
President, Chief Executive Officer and	2004	475,000	475,000	300,000(3)	—
Chairman	2003	455,000	525,000	75,000	—
Cynthia M. Butitta	2005	330,000	275,000	—	—
Chief Operating Officer and Chief Financial	2004	330,000	275,000	200,000(4)	—
Officer	2003	310,000	275,000	50,000	—
Reinaldo F. Gomez	2005	300,000	75,000	—	—
Senior Vice President, Product	2004	300,000	110,000	150,000(5)	—
Development	2003	275,000	100,000	50,000	—
Marc L. Steuer	2005	288,750	50,000	50,000(6)	—
Senior Vice President, Business	2004	288,750	75,000	—	—
Development	2003	275,000	68,750(7)	—	—
William P. Kaplan	2005	217,882	50,000	—	—
Vice President, General Counsel and Corporate	2004	207,507	50,000	60,000(8)	—
Secretary	2003	150,000(9)	30,000	100,000(9)	—

(1) These bonuses, which were awarded for and accrued in the year noted, were paid in the following year.

(2) Consists of 125,000 options granted on January 06, 2005 which related to performance during 2004.

(3) Consists of 150,000 options granted on January 22, 2004 which related to performance during 2003 and 150,000 options granted on December 10, 2004 which related to performance during 2004.

(4) Consists of 100,000 options granted on January 22, 2004 which related to performance during 2003 and 100,000 options granted on December 10, 2004 which related to performance during 2004.

(5) Consists of 75,000 options granted on January 22, 2004 which related to performance during 2003 and 75,000 options granted on December 10, 2004 which related to performance during 2004.

(6) Consists of 50,000 options granted on January 06, 2005 which related to performance during 2004.

(7) Consists of $68,750 bonus earned in 2003 of which $25,000 was paid in 2003 pursuant to the terms of his employment agreement and the balance of $43,750 accrued in 2003 but paid in 2004.

(8) Consists of 10,000 options granted on January 22, 2004 which related to performance during 2003 and 50,000 options granted on December 10, 2004 which related to performance during 2004.

(9) Mr. Kaplan joined the Company as Vice President, Legal Affairs on April 1, 2003 and was granted an option for 100,000 shares.

STOCK OPTION GRANTS AND EXERCISES

The Company grants options to its employees, including executive officers, under its 2000 Equity Incentive Plan (the "Incentive Plan"). As of March 1, 2006, options to purchase a total of 6,984,354 shares were outstanding under the Incentive Plan and options to purchase 2,995,132 shares remained available for grant thereunder. Prior to the Company's initial public offering, the Company granted options to its employees, including executive officers, under its 1996 and 1988 Stock Option Plans, which both terminated as of the effective date of the initial public offering, and outside the plans. Since the initial public offering, no new stock options have been granted under the 1996 and 1988 Stock Option Plans. As of March 1, 2006, 1,111,368 shares were outstanding under the 1996 Stock Option Plan and no shares were outstanding under the 1988 Stock Option Plan and outside the plans. Options generally vest over a four-year period. Generally, 25% of the initial option grant vests on the one-year anniversary of employment, or 50% of the initial option grant vests on the two-year anniversary of employment, and the remainder vests in a series of equal monthly installments during the remainder of the initial four years of service. The exercise price per share is equal to the fair market value of the Company's Common Stock on the date of grant, as determined in accordance with the provisions of the Incentive Plan based on the closing prices for the Company's Common Stock on the Nasdaq National Market. In the event of a merger of the Company with or into another corporation or a consolidation, acquisition of assets or other change of control transaction involving the Company, the options outstanding under the Company's option plans may be assumed or substituted by the surviving entity. Otherwise, the vesting of the options outstanding under the Incentive Plan and the 1996 Stock Option Plan, held by those participants whose continuous service has not terminated, shall accelerate in full and the options will terminate if not exercised at or prior to such change of control transaction.

The following tables set forth, for the fiscal year ended December 31, 2005, certain information regarding options granted to, exercised by, and held at year end by, the Named Executive Officers:

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)	
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year (%) (1)	Exercise of Base Price ($/sh) (2)	Expiration Date	5% ($)	10% ($)
Michael M. Wick President, Chief Executive Officer and Chairman	125,000(4)	10.5	18.93	1/06/2015	1,488,122	3,771,193
Cynthia M. Butitta Chief Operating Officer and Chief Financial Officer	-0-	—	—	—	—	—
Reinaldo F. Gomez Senior Vice President, Product Development	-0-	—	—	—	—	—
Marc L. Steuer Senior Vice President, Business Development	50,000(4)	4.2	18.93	1/06/2015	595,249	1,508,477
William P. Kaplan, Vice President, General Counsel and Corporate Secretary	-0-	—	—	—	—	—

(1) The percentage of total options was calculated based on options to purchase an aggregate of 1,190,000 shares of Common Stock granted to employees under the Company's stock option plans in 2005.

(2) All options were granted at the fair market value of the Common Stock on the date of grant based on the closing prices for the Common Stock on the Nasdaq National Market.

(3) The potential realizable value is calculated based on the term of the option at its time of grant. It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. No gain to the option holder is possible unless the stock price increases over the option term. The 5% and 10% assumed rates of appreciation are derived from the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price.

(4) Fifty percent (50%) of the options will vest on the second anniversary of the date of grant and the remaining fifty percent (50%) will vest ratably on a monthly basis over the following two years thereafter.

Aggregated Option Exercises in Last Fiscal Year, and Fiscal Year End Option Values

Name	Shares Acquired on Exercise(#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at December 31, 2005(#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2005($) Exercisable/Unexercisable(2)
Michael M. Wick President, Chief Executive Officer and Chairman	—	—	1,095,875/453,125	$13,781,329/$169,531
Cynthia M. Butitta Chief Operating Officer and Chief Financial Officer	10,000	116,670	375,417/239,583	4,045,336/253,269
Reinaldo F. Gomez Senior Vice President, Product Development	5,000	81,775	349,167/189,583	4,206,969/253,269
Marc L. Steuer Senior Vice President, Business Development	—	—	158,333/91,667	758,415/199,585
William P. Kaplan, Vice President, General Counsel and Corporate Secretary	—	—	66,667/93,333	291,335/145,665

(1) The value realized is based on the fair market value of the Common Stock on the date of exercise minus the exercise price, based on the closing prices for the Common Stock on the Nasdaq National Market.

(2) Amounts shown in the value of unexercised in-the-money options at December 31, 2005 column are based on the fair market value of $16.99 per share, representing the closing price on the Nasdaq National Market on December 30, 2005, the last stock trading day in 2005, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the aggregate exercise price payable for these shares.

EMPLOYMENT, SEVERANCE AND CHANGE OF CONTROL AGREEMENTS

The Company entered into an employment agreement with Michael M. Wick, M.D., Ph.D. in August 1999 upon his promotion to the position of Chief Executive Officer. In December 1999, Dr. Wick was elected Chairman of the Board of Directors which became effective in January 2000. Either the Company or Dr. Wick may terminate his employment at any time for any reason. If Dr. Wick is terminated without cause, he is entitled to receive as severance continued payment of his base salary and health care benefits for twelve months. The monthly vesting of stock options will also continue for the same twelve months.

In February 2003, the Company adopted a Change of Control Severance Benefit Plan (the "Severance Plan"). The Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and certain Senior Vice Presidents, Vice Presidents and others specified by the Board of Directors, the Compensation Committee or the Chief Executive Officer are eligible to participate in the Severance Plan. The Severance Plan provides for benefits in the event that an eligible individual's employment with the Company is terminated, voluntarily or involuntarily without cause within one year after a change of control of the Company. Currently, under the Severance Plan, Dr. Wick, as the Chief Executive Officer, is eligible to receive (A) 100% of accelerated vesting of stock options, (B) payment of the equivalent of 200% of the sum of his annual base salary and either (1) the cash bonus actually paid for the previous year or (2) the cash bonus targeted to be received for the then current year, whichever is higher and (C) continuation of health benefits for up to 24 months. Dr. Wick's benefits under the Severance Plan, when applicable, will supersede the severance benefits under his employment contract. The other Named Executive Officers may be eligible to receive (A) 100% of accelerated vesting of stock options, (B) payment of the equivalent of 100% of the sum of their annual base salary and either (1) the cash bonus actually paid for the previous year or (2) the cash bonus targeted to be received for the then current year, whichever is higher and (C) continuation of health benefits for up to 12 months. Included in the Severance Plan is a provision for payments by the Company of certain taxes that may be incurred as a consequence of the change of control.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION*

The Compensation Committee of the Board of Directors (the "Committee") is responsible for setting and administering the policies which govern executive salaries, bonuses (if any) and stock ownership programs. The Committee is currently composed of three non-employee directors.

Compensation Philosophy

The Committee annually evaluates the performance and determines the compensation of the Chief Executive Officer ("CEO") and the other executive officers of the Company based upon a number of factors including the achievement of corporate goals, individual performance, contribution to the attainment of corporate performance goals, levels of responsibility and experience, breadth of knowledge and the comparative review of professional compensation reports and other compensation surveys. The reports and surveys reviewed focus upon biopharmaceutical companies, such as those that make up the Nasdaq Biotechnology Index, and companies considered by the Committee to be in Telik's peer group of companies. The Committee meets at scheduled times during the year and holds additional meetings from time to time to review and discuss executive compensation issues. The Committee may also consider and take action by written consent.

The policies of the Committee with respect to executive officers, including the CEO, are to provide compensation sufficient to attract, motivate and retain executives of outstanding ability who are critical to the Company's long term success. The main components used to support these policies are base salary, annual bonus and stock option awards, with some emphasis on stock option awards to reinforce the link between long-term executive incentives and the creation of stockholder value as measured by the equity markets. For each of these elements, the Company's strategy has been to examine peer group compensation practices and place Telik executive officer compensation appropriately, based upon the information and evaluation criteria described above and company performance relative to the peer group.

The peer group is reviewed annually by the Committee and adjustments are made as necessary to ensure the group continues to properly reflect the market in which the Company competes for talent. The Committee also reviews annually the executive pay practices of these peer companies as reported in industry surveys, public filings of specific companies and reports from compensation consulting firms. This information is considered when making recommendations for each element of compensation.

Base Salary. The Committee believes that increases to base salary should reflect performance against the criteria above for the preceding year, the individual's pay level relative to similar positions in Telik's peer group and the financial condition and prospects of Telik. The Committee's evaluation of executive officer base salaries is conducted on this basis.

Stock Option Grants. Equity compensation is a critical component to the Company's efforts to attract and retain executive officers and key employees, link pay with performance and align the interests of executive officers with those of stockholders. The Company provides executive officers with a substantial economic interest in the long-term appreciation of Telik's Common Stock through the grant of stock options, subject to vesting restrictions. Stock options provide value only if Telik's stock price increases, which benefits all stockholders, and only if the executive officer or employee remains with the Company until his or her options vest. The stock options granted to the Company's executive officers and employees generally vest over a four-year period.

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* The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The executive officers' stock options are set at what the Committee believes to be competitive levels based upon the Committee's evaluation of performance against the criteria and comparative information described above, and after consideration of the number of stock options authorized for issuance, dilutive or other potential implications of the issuance and the aggregate number of stock options determined to be available for award.

Bonuses. Based in part on the reports and surveys of biopharmaceutical companies previously described, the Committee established the terms of the Employee Bonus Plan for 2005 (the "Plan") in August 2005. The Plan provides for payment to each executive officer of a bonus ranging from 0% to 150% of the executive officer's base salary. The amount of bonus is determined by the Committee based upon the Committee's assessment of the Company's achievement of specified corporate objectives for the relevant year, and the executive officer's achievement of individual goals. Bonuses vary depending on the extent to which actual performance met, exceeded or fell short of the corporate objectives and any individual goals, and upon the level of the Company's then current reserves.

For bonuses paid under the Plan for services rendered in 2005, the corporate performance goals included among others the completion of enrollment in one Phase 3 TELCYTA registration trial and one Phase 2 TELCYTA combination front-line lung cancer trial, the completion and expansion of enrollment in a second TELCYTA front-line lung cancer trial, the achievement of significant advancements in the TELINTRA development program including the completion of a Phase 2 TELINTRA MDS trial and the successful filing of an investigational new drug application, or IND, for the clinical study of a tablet formulation of TELINTRA, the completion of certain activities related to the preparation of the TELCYTA new drug application, or NDA, achievement of objectives related to the commercial manufacture of TELCYTA, effective management of expenses and financial resources and the achievement of operational effectiveness targets, including the implementation of information systems in preparation for commercialization. In setting these goals, the Committee is aware of the long development cycle for biotherapeutics. The Committee's selection of corporate performance goals for bonuses seeks to balance the desire for financial performance measures and the longer term goal of enhancing stockholder value by bringing to market potential therapies in the Company's research and development pipeline.

In February 2006, the Committee determined that the specified corporate goals were attained for services rendered by its executive officers in 2005 and that bonuses should be paid to the executive officers in accordance with the Plan and in the amounts set forth in the Summary of Compensation table in this proxy statement.

Chief Executive Officer Compensation

The Committee uses the same procedures and criteria described above in setting the annual salary, bonus and stock option awards for the Company's CEO, Michael M. Wick, M.D., Ph.D. The base salary, bonus and long-term incentives provided to Dr. Wick in early 2006 for performance in 2005 were determined in accordance with Telik's compensation philosophy and practices, as previously described. Dr. Wick is eligible to participate in the same compensation plans, including the annual and long-term incentive plans available to other officers and employees of Telik. Dr. Wick was not present during the voting or deliberations related to his compensation.

CEO's Base Salary and Bonus. Dr. Wick's base salary was $475,000 in 2004 and 2005. In February 2006, the Committee determined that it was appropriate to increase Dr. Wick's base salary to $494,000 in 2006. The Committee further determined that, in consideration of the Company's attainment of its specified corporate goals for 2005 as summarized above in the section entitled "Bonuses," and in further consideration of Dr. Wick's performance against the evaluation criteria and comparative information previously described, to award Dr. Wick a bonus in the amount of $475,000 in accordance with the Plan for services provided to the Company in 2005. The bonus is set forth in the Summary of Compensation table in this proxy statement.

CEO's Stock Option Grants. In March 2006, the Committee determined that it was appropriate to grant to Dr. Wick an option to purchase 140,000 shares of Company Common Stock for services provided in 2005. The

Committee believes the stock option granted to Dr. Wick is necessary to maintain the overall competitiveness of his compensation package and to maintain the strength of the alignment of his interest with those of the Company's stockholders. The Committee intends to continue to monitor Dr. Wick's compensation levels in light of his performance and the compensation level of executives at comparable companies.

Limitation on Deduction of Compensation Paid to Certain Executive Officers

Section 162(m) of the Internal Revenue Code limits the Company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Internal Revenue Code. The Compensation Committee has not yet established a policy for determining which forms of incentive compensation awarded to its Named Executive Officers shall be designed to qualify as "performance based compensation."

The Compensation Committee:

Stefan Ryser
Steven F. Goldring
Richard B. Newman

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Company's Compensation Committee consists of three outside directors: Drs. Ryser and Goldring and Mr. Newman. None of the members of the Compensation Committee is currently or has been at any time one of the Company's officers or employees.

PERFORMANCE MEASUREMENT COMPARISON*

The following graph shows the total stockholder return of an investment of $100 in cash on December 29, 2000 for: (i) the Company's Common Stock; (ii) the Nasdaq U.S. Index; and (iii) the Nasdaq Pharmaceutical Stocks Index. All values assume reinvestment of the full amount of all dividends and are calculated as of the last stock trading day of each year:


DOLLARS
400
350
300
250
200
150
100
50
0
12/29/2000
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005
Telik, Inc.
Nasdaq U.S. Index
Nasdaq Pharmaceutical Stocks Index

	December 29, 2000	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004	December 30, 2005
Telik, Inc.	$100	$204	$176	$347	$289	$257
Nasdaq U.S. Index	100	79	55	82	89	91
Nasdaq Pharmaceutical Stocks Index	100	85	55	81	86	95

Source: Nasdaq.com

* The material in this section is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

CERTAIN TRANSACTIONS

Gail L. Brown, M.D., the spouse of Dr. Wick, the Company's President, Chief Executive Officer and Chairman, joined the Company as a Senior Vice President and Chief Medical Officer on November 26, 2001. Dr. Brown's compensation in 2005 included an annual salary of $375,000, an option grant of 75,000 shares at an exercise price of $18.93 per share and a bonus award in the amount of $375,000 for services provided to the Company in 2004. In 2006, Dr. Brown's annual salary is $390,000 and she received an option grant of 100,000 shares at an exercise price of $20.30 per share and a bonus in the amount of $375,000 for services provided to the Company in 2005. Options granted to Dr. Brown in 2005 and 2006 vest as follows: fifty percent of the shares subject to the options vests on the second anniversary of the date of grant, and the remaining fifty percent vests ratably on a monthly basis over the following two years. As an executive, Dr. Brown is eligible to participate in the Company's Change of Control Severance Benefit Plan as described under "Employment, Severance and Change of Control Agreements" section of this proxy statement.

The Company has entered into indemnification agreements with its directors and certain officers for the indemnification and advancement of expenses to these persons to the fullest extent permitted by law. The Company also intends to enter into these agreements with future directors and officers.

HOUSEHOLDING OF PROXY MATERIALS

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Telik stockholders will be "householding" the Company's proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, direct your written request to: Controller, Telik, Inc., 3165 Porter Drive, Palo Alto, CA 94304 or contact the Company's Controller at (650) 845-7700. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

William P. Kaplan
Secretary

April 14, 2006

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 as filed with the Securities and Exchange Commission is available without charge upon written request to: Corporate Secretary, Telik, Inc., 3165 Porter Drive, Palo Alto, CA 94304.

APPENDIX A

FORM OF PROXY

TELIK, INC.

Proxy Solicited by the Board of Directors for the Annual Meeting of Stockholders to Be Held on May 25, 2006

The undersigned hereby appoints Michael M. Wick and Cynthia M. Butitta and each of them, as attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of stock of Telik, Inc. which the undersigned may be entitled to vote at the Annual Meeting of Stockholders of Telik, Inc. to be held at the offices of Telik, Inc. at 3165 Porter Drive, Palo Alto, CA 94304 on Thursday, May 25, 2006 at 11:00 a.m. (local time), and at any and all postponements, continuations and adjournments thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the following matters and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the meeting.

Unless a Contrary Direction Is Indicated, this Proxy Will Be Voted for Proposal 1, for Proposal 2, and for Proposal 3, As More Specifically Described in the Proxy Statement. If Specific Instructions Are Indicated, this Proxy Will Be Voted in Accordance Therewith.

(Continued and to be signed on other side)

Fold and Detach Here

Please mark ☐
your vote
as indicated

Proposal 1: To elect three directors, Dr. Stefan Ryser, Ph.D., Mr. Robert W. Frick and Dr. Mary Ann Gray, Ph.D. to hold office until the 2009 Annual Meeting of Stockholders.

☐ For ☐ Against ☐ Abstain

The Board of Directors Recommends a Vote for Proposal 1.

Proposal 2: To ratify the selection of Ernst & Young LLP as independent registered public accounting firm of the Company for its fiscal year ending December 31, 2006.

☐ For ☐ Against ☐ Abstain

The Board of Directors Recommends a Vote for Proposal 2.

Proposal 3: To approve an amendment to the Company's 2000 Non-Employee Directors' Stock Option Plan to increase the number of shares of Common Stock reserved for future issuance by 300,000 shares.

☐ For ☐ Against ☐ Abstain

The Board of Directors Recommends a Vote for Proposal 3.

Please Vote, Date and Promptly Return this Proxy in the Enclosed Return Envelope Which Is Postage Prepaid If Mailed in the United States.

Dated __________, 2006 ______________________________________

Signature(s)

Please sign exactly as your name appears hereon. If the stock is registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians and attorneys-in-fact should add their titles. If signer is a corporation, please give full corporate name and have a duly authorized officer sign, stating title. If signer is a partnership, please sign in partnership name by authorized person.

APPENDIX B

2000 Non-Employee Directors' Stock Option Plan, As Amended

TELIK, INC.

2000 Non-Employee Directors' Stock Option Plan

Adopted March 22, 2000
Approved By Stockholders March 29, 2000
Amended by the Board of Directors May 14, 2002
Amended by the Board of Directors February 17, 2006
Approved by the Stockholders , 2006

Effective Date: August 11, 2000
Termination Date: March, 2010

(1) PURPOSES.

(a) Eligible Option Recipients. The persons eligible to receive Options are the Non-Employee Directors of the Company.

(b) Available Options. The purpose of the Plan is to provide a means by which Non-Employee Directors may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Nonstatutory Stock Options.

(c) General Purpose. The Company, by means of the Plan, seeks to retain the services of its Non-Employee Directors, to secure and retain the services of new Non-Employee Directors and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Affiliates.

(2) DEFINITIONS.

(a) "***Affiliate***" means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(b) ***"Annual Grant"*** means an Option granted annually to all Non-Employee Directors who meet the specified criteria specified in subsection 6(b) of the Plan.

(c) ***"Annual Meeting"*** means the annual meeting of the stockholders of the Company.

(d) "***Board***" means the Board of Directors of the Company.

(e) "***Code***" means the Internal Revenue Code of 1986, as amended.

(f) "***Common Stock***" means the common stock of the Company.

(g) "***Company***" means Telik, Inc., a Delaware corporation.

(h) "***Consultant***" means any person, including an advisor, (i) engaged by the Company or an Affiliate to render consulting or advisory services and who is compensated for such services or (ii) who is a member of the Board of Directors of an Affiliate. However, the term "Consultant" shall not include either Directors of the Company who are not compensated by the Company for their services as Directors or Directors of the Company who are merely paid a director's fee by the Company for their services as Directors.

(i) "***Continuous Service***" means that the Optionholder's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. The Optionholder's Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Optionholder renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Optionholder renders such service, provided that there is no interruption or termination of the Optionholder's Continuous Service. For example, a change in status from a Non-Employee Director of the Company to a Consultant of an Affiliate or an Employee of the Company will not constitute an interruption of Continuous Service. The Board or the Chief Executive Officer of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal leave.

(j) "***Director***" means a member of the Board of Directors of the Company.

(k) ***"Disability"*** means the permanent and total disability of a person within the meaning of Section 22(e)(3) of the Code.

(l) "***Employee***" means any person employed by the Company or an Affiliate. Mere service as a Director or payment of a director's fee by the Company or an Affiliate shall not be sufficient to constitute "employment" by the Company or an Affiliate.

(m) "***Exchange Act***" means the Securities Exchange Act of 1934, as amended.

(n) "***Fair Market Value***" means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on the Nasdaq National Market or the Nasdaq SmallCap Market, the Fair Market Value of a share of Common Stock, unless otherwise determined by the Board, shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the day of determination (or if such day of determination does not fall on a market trading day, then the last market trading day prior to the day of determination), as reported in *The Wall Street Journal* or such other source as the Board deems reliable.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value shall be determined in good faith by the Board.

(o) ***"Initial Grant"*** means an Option granted to a Non-Employee Director who meets the criteria specified in subsection 6(a) of the Plan.

(p) ***"IPO Date"*** means the date the registration statement for the initial public offering of the Company becomes effective.

(q) "***Non-Employee Director***" means a Director who is not an Employee.

(r) "***Nonstatutory Stock Option***" means an Option not intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(s) "***Officer***" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(t) "***Option***" means a Nonstatutory Stock Option granted pursuant to the Plan.

(u) "***Option Agreement***" means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an individual Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

(v) "***Optionholder***" means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(w) "***Plan***" means this Telik, Inc. 2000 Non-Employee Directors' Stock Option Plan.

(x) "***Rule 16b-3***" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(y) "***Securities Act***" means the Securities Act of 1933, as amended.

(3) ADMINISTRATION.

(a) **Administration by Board**. The Board shall administer the Plan. The Board may not delegate administration of the Plan to a committee.

(b) **Powers of Board**. The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine the provisions of each Option to the extent not specified in the Plan.

(ii) To construe and interpret the Plan and Options granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Option Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(iii) To amend the Plan or an Option as provided in Section 12.

(iv) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company that are not in conflict with the provisions of the Plan.

(c) **Effect of Board's Decision.** All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

(4) SHARES SUBJECT TO THE PLAN.

(a) **Share Reserve**. Subject to the provisions of Section 11 relating to adjustments upon changes in the Common Stock, the Common Stock that may be issued pursuant to Options shall not exceed in the aggregate six hundred thousand (600,000) shares of Common Stock.

(b) **Reversion of Shares to the Share Reserve**. If any Option shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, the shares of Common Stock not acquired under such Option shall revert to and again become available for issuance under the Plan.

(c) **Source of Shares**. The shares of Common Stock subject to the Plan may be unissued shares or reacquired shares, bought on the market or otherwise.

(5) ELIGIBILITY.

The Options as set forth in section 6 automatically shall be granted under the Plan to all Non-Employee Directors.

(6) NON-DISCRETIONARY GRANTS.

(a) **Initial Grants.** Without any further action of the Board, each Non-Employee Director shall be granted an Initial Grant as follows:

(i) On the IPO Date, each person who is then a Non-Employee Director automatically shall be granted an Initial Grant to purchase twenty thousand (20,000) shares of Common Stock on the terms and conditions set forth herein.

(ii) After the IPO Date, each person who is elected or appointed for the first time to be a Non-Employee Director automatically shall, upon the date of his or her initial election or appointment to be a Non-Employee Director by the Board or stockholders of the Company, be granted an Initial Grant to purchase twenty thousand (20,000) shares of Common Stock on the terms and conditions set forth herein.

(b) Annual Grants. Without any further action of the Board, on the day following each Annual Meeting commencing with the first Annual Meeting following the IPO Date, each person who is then a Non-Employee Director automatically shall be granted an Annual Grant to purchase five thousand (5,000) shares of Common Stock on the terms and conditions set forth herein; *provided, however*, that if the person has not been serving as a Non-Employee Director for the entire period since the preceding Annual Meeting, then the number of shares subject to the Annual Grant shall be reduced pro rata for each full quarter prior to the date of grant during which such person did not serve as a Non-Employee Director.

(7) OPTION PROVISIONS.

Each Option shall be in such form and shall contain such terms and conditions as required by the Plan. Each Option shall contain such additional terms and conditions, not inconsistent with the Plan, as the Board shall deem appropriate. Each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

(a) Term. No Option shall be exercisable after the expiration of ten (10) years from the date it was granted.

(b) Exercise Price. The exercise price of each Option shall be one hundred percent (100%) of the Fair Market Value of the stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

(c) Consideration. The purchase price of stock acquired pursuant to an Option may be paid, to the extent permitted by applicable statutes and regulations, in any combination of the following methods:

(i) By cash or check.

(ii) Provided that at the time of exercise the Common Stock is publicly traded and quoted regularly in *The Wall Street Journal*, by delivery of already-owned shares of Common Stock either that the Optionholder has held for the period required to avoid a charge to the Company's reported earnings (generally six months) or that the Optionholder did not acquire, directly or indirectly from the Company, that are owned free and clear of any liens, claims, encumbrances or security interests, and that are valued at Fair Market Value on the date of exercise. "Delivery" for these purposes shall include delivery to the Company of the Optionholder's attestation of ownership of such shares of Common Stock in a form approved by the Company. Notwithstanding the foregoing, the Optionholder may not exercise the Option by tender to the Company of Common Stock to the extent such tender would violate the provisions of any law, regulation or agreement restricting the redemption of the Company's stock.

(iii) Provided that at the time of exercise the Common Stock is publicly traded and quoted regularly in *The Wall Street Journal*, pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of Common Stock, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds.

(d) Transferability. Each Option shall be transferable by will or by the laws of descent and distribution and, during the lifetime of the Optionholder, only as described in the Option Agreement. However, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

(e) Exercise Schedule. The Option shall be exercisable as the shares of Common Stock subject to the Option vest.

(f) Vesting Schedule. Options shall vest as follows: (i) one fourth ($1/4^{th}$) of the shares of Common Stock subject to the Option shall vest one year after the date of the grant of the Option, and (ii) one forty-eighth ($1/48^{th}$) of the shares of Common Stock subject to the Option shall vest monthly thereafter over a period of three (3) years.

(g) Termination of Continuous Service. In the event an Optionholder's Continuous Service terminates (other than upon the Optionholder's death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise it as of the date of termination) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Optionholder's Continuous Service or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Option Agreement, the Option shall terminate.

(h) Extension of Termination Date. If the exercise of the Option following the termination of the Optionholder's Continuous Service (other than upon the Optionholder's death or Disability) would be prohibited at any time solely because the issuance of shares would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of the term of the Option set forth in subsection 7(a) or (ii) the expiration of a period of three (3) months after the termination of the Optionholder's Continuous Service during which the exercise of the Option would not be in violation of such registration requirements.

(i) Disability of Optionholder. In the event an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise it as of the date of termination), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein, the Option shall terminate.

(j) Death of Optionholder. In the event (i) an Optionholder's Continuous Service terminates as a result of the Optionholder's death or (ii) the Optionholder dies within the three-month period after the termination of the Optionholder's Continuous Service for a reason other than death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise the Option as of the date of death) by the Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Optionholder's death, but only within the period ending on the earlier of (1) the date eighteen (18) months following the date of death or (2) the expiration of the term of such Option as set forth in the Option Agreement. If, after death, the Option is not exercised within the time specified herein, the Option shall terminate.

(8) COVENANTS OF THE COMPANY.

(a) Availability of Shares. During the terms of the Options, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Options.

(b) Securities Law Compliance. The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Options and to issue and sell shares of Common Stock upon exercise of the Options; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Option or any stock issued or issuable pursuant to any such Option. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell stock upon exercise of such Options unless and until such authority is obtained.

(9) USE OF PROCEEDS FROM STOCK.

Proceeds from the sale of stock pursuant to Options shall constitute general funds of the Company.

(10) MISCELLANEOUS.

(a) Shareholder Rights. No Optionholder shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares subject to such Option unless and until such Optionholder has satisfied all requirements for exercise of the Option pursuant to its terms.

(b) No Service Rights. Nothing in the Plan or any instrument executed or Option granted pursuant thereto shall confer upon any Optionholder any right to continue to serve the Company as a Non-Employee Director or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(c) Investment Assurances. The Company may require an Optionholder, as a condition of exercising or acquiring stock under any Option, (i) to give written assurances satisfactory to the Company as to the Optionholder's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Option; and (ii) to give written assurances satisfactory to the Company stating that the Optionholder is acquiring the stock subject to the Option for the Optionholder's own account and not with any present intention of selling or otherwise distributing the stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (iii) the issuance of the shares upon the exercise or acquisition of stock under the Option has been registered under a then currently effective registration statement under the Securities Act or (iv) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the stock.

(d) Withholding Obligations. The Optionholder may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of stock under an Option by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Optionholder by the Company) or by a combination of such means: (i) tendering a cash payment; (ii) authorizing the Company to withhold shares from the shares of the Common Stock otherwise issuable to the Optionholder as a result of the exercise or acquisition of stock under the Option, provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law; or (iii) delivering to the Company owned and unencumbered shares of the Common Stock.

(11) ADJUSTMENTS UPON CHANGES IN STOCK.

(a) Capitalization Adjustments. If any change is made in the stock subject to the Plan, or subject to any Option, without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan will be appropriately adjusted in the class(es) and maximum number of securities subject both to the Plan pursuant to subsection 4(a) and to the nondiscretionary Options specified in Section 5, and the outstanding Options will be appropriately adjusted in the class(es) and number of securities and price per share of stock subject to such outstanding Options. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. (The conversion of any convertible securities of the Company shall not be treated as a transaction "without receipt of consideration" by the Company.)

(b) Dissolution or Liquidation. In the event of a dissolution or liquidation of the Company, then all outstanding Options shall terminate immediately prior to such event.

(c) Change in Control. In the event of (i) a sale, lease or other disposition of all or substantially all of the securities or assets of the Company, (ii) a merger or consolidation in which the Company is not the surviving corporation or (iii) a reverse merger in which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, then any surviving corporation or acquiring corporation may assume any Options outstanding under the Plan or substitute similar Options (including an option to acquire the same consideration paid to the stockholders in the transaction described in this subsection 11(c)) for those outstanding under the Plan. In the event any surviving corporation or acquiring corporation does not assume such Options or substitute similar Options for those outstanding under the Plan, then with respect to Options held by Optionholders whose Continuous Service has not terminated, the vesting of such Options (and the time during which such Options may be exercised) shall be accelerated in full, and the Options shall terminate if not exercised at or prior to such event. With respect to any other Options outstanding under the Plan, such Options shall terminate if not exercised prior to such event.

(12) AMENDMENT OF THE PLAN AND OPTIONS.

(a) Amendment of Plan. The Board at any time, and from time to time, may amend the Plan. However, except as provided in Section 11 relating to adjustments upon changes in stock, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary to satisfy the requirements of Rule 16b-3 or any Nasdaq or securities exchange listing requirements.

(b) Shareholder Approval. The Board may, in its sole discretion, submit any other amendment to the Plan for stockholder approval.

(c) No Impairment of Rights. Rights under any Option granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (i) the Company requests the consent of the Optionholder and (ii) the Optionholder consents in writing.

(d) Amendment of Options. The Board at any time, and from time to time, may amend the terms of any one or more Options; provided, however, that the rights under any Option shall not be impaired by any such amendment unless (i) the Company requests the consent of the Optionholder and (ii) the Optionholder consents in writing.

(13) TERMINATION OR SUSPENSION OF THE PLAN.

(a) Plan Term. The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of its adoption by the Board. No Options may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) No Impairment of Rights. Suspension or termination of the Plan shall not impair rights and obligations under any Option granted while the Plan is in effect except with the written consent of the Optionholder.

(14) EFFECTIVE DATE OF PLAN.

The Plan shall become effective on the IPO Date, but no Option shall be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board.

(15) CHOICE OF LAW.

All questions concerning the construction, validity and interpretation of this Plan shall be governed by the law of the State of Delaware, without regard to such state's conflict of laws rules.